      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1997


                                                SECURITIES ACT FILE NO. 33-58532
                                        INVESTMENT COMPANY ACT FILE NO. 811-7528
-------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------


                                    FORM N-2
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]
                         PRE-EFFECTIVE AMENDMENT NO.                         [ ]
                       POST-EFFECTIVE AMENDMENT NO. 4                        [X]
                                       AND
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [X]
                               AMENDMENT NO. 9                               [X]
                        (CHECK APPROPRIATE BOX OR BOXES)


                              ---------------------

                       INSURED MUNICIPAL INCOME FUND INC.
               (Exact name of Registrant as specified in charter)
                           1285 Avenue of the Americas
                            New York, New York 10019
                    (Address of principal executive offices)
       Registrant's Telephone Number, including Area Code: (212) 713-2000

                              ---------------------

                            DIANNE E. O'DONNELL, ESQ.
                          Vice President and Secretary
                       INSURED MUNICIPAL INCOME FUND INC.
                           1285 Avenue of the Americas
                            New York, New York 10019
                     (Name and address of agent for service)

                              ---------------------


                                   COPIES TO:

ROBERT A. WITTIE, ESQ.                         GREGORY K. TODD, ESQ.
JENNIFER R. GONZALEZ, ESQ.                     MITCHELL HUTCHINS ASSET
KIRKPATRICK & LOCKHART LLP                       MANAGEMENT INC.
1800 Massachusetts Avenue, N.W.                1285 Avenue of the Americas
Washington, D.C. 20036-1800 New York, New York 10019


                                   -----------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

   It is proposed that this filing will become effective (check appropriate box) [X] when declared effective pursuant to Section 8(c).

   This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions.

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

                                        INSURED MUNICIPAL INCOME FUND INC.
                                          FORM N-2 CROSS REFERENCE SHEET

      PART A
   ITEM NUMBER                          CAPTION                                         PROSPECTUS
   -----------                          -------                                         ----------
         1          Outside Front Cover............................  Outside Front Cover of Prospectus
         2          Inside Front and Outside Back Cover Page.......  Inside Front and Outside Back Cover Page of
                                                                     Prospectus
         3          Fee Table and Synopsis.........................  Fund Expenses
         4          Financial Highlights...........................  Financial Highlights
         5          Plan of Distribution...........................  Outside Front Cover; The Offering
         6          Selling Shareholders...........................  Not Applicable
         7          Use of Proceeds................................  Use of Proceeds
         8          General Description of Registrant..............  Trading History; The Fund; Investment
                                                                     Objective and Policies; Insurance; Other
                                                                     Investment Practices; Special Leverage
                                                                     Considerations; Description of Capital Stock
         9          Management.....................................  Management of the Fund; Custodian, Transfer
                                                                     and Dividend Disbursing Agent and Registrar;
                                                                     Description of Capital Stock
        10          Capital Stock, Long-Term Debt and Other          Special Leverage Considerations; Dividends
                    Securities.....................................  and Other Distributions; Dividend
                                                                     Reinvestment Plan; Description of Capital
                                                                     Stock; Taxation
        11          Defaults and Arrears on Senior Securities......  Not Applicable
        12          Legal Proceedings..............................  Not Applicable
        13          Table of Contents of the Statement of
                    Additional Information.........................  Table of Contents of the Statement of
                                                                     Additional Information


      PART B                                                                           STATEMENT OF
   ITEM NUMBER                          CAPTION                                   ADDITIONAL INFORMATION
   -----------                          -------                                   ----------------------
        14          Cover Page.....................................  Cover Page of Statement of Additional
                                                                     Information
        15          Table of Contents..............................  Outside Back Cover Page of Statement of
                                                                     Additional Information
        16          General Information and History................  Not Applicable
        17          Investment Objective and Policies..............  Investment Policies and Restrictions; Hedging
                                                                     and Related Income Strategies; Portfolio
                                                                     Transactions
        18          Management.....................................  Directors and Officers
        19          Control Persons and Principal Holders of
                    Securities.....................................  Control Persons and Principal Holders of
                                                                     Securities
        20          Investment Advisory and Other Services.........  Investment Advisory Arrangements; Additional
                                                                     Information; Management of the Fund (in
                                                                     Prospectus); Custodian, Transfer and Dividend
                                                                     Disbursing Agent and Registrar (in Prospectus)
        21          Brokerage Allocation and Other Practices.......  Portfolio Transactions
        22          Tax Status.....................................  Taxes
        23          Financial Statements...........................  Financial Statements

                       INSURED MUNICIPAL INCOME FUND INC.
                                  COMMON STOCK

                            ------------------------
     Insured Municipal Income Fund Inc. ('Fund') is a diversified, closed-end management investment company. The Fund's investment objective is to achieve a high level of current income that is exempt from federal income tax, consistent with the preservation of capital. To achieve this objective, the Fund normally invests substantially all of its assets in a diversified portfolio of long-term Municipal Obligations that are insured as to timely payment of both principal and interest by an entity with claims-paying ability rated Aaa by Moody's Investors Service, Inc. ('Moody's'), AAA by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ('S&P'), or an equivalent rating from another nationally recognized statistical rating organization ('NRSRO') or, with respect to 20% of the Fund's total assets, that are (1) backed by an escrow or trust account containing sufficient U.S. government or U.S. government agency securities to ensure the timely payment of principal and interest, (2) guaranteed as to the timely payment of principal and interest by an entity which has a credit rating of Aaa by Moody's, AAA by S&P or an equivalent rating by another NRSRO or (3) rated Aaa by Moody's, AAA by S&P or an equivalent rating by another NRSRO. No assurance can be given that the Fund will achieve its investment objective. All or a portion of the Fund's dividends may be attributable to interest income that is an item of tax preference for purposes of the federal alternative minimum tax.



     The Fund's common stock ('Common Stock') is listed and traded on the New York Stock Exchange, Inc. ('NYSE') under the symbol 'PIF.' NO ADDITIONAL SHARES OF COMMON STOCK WILL BE ISSUED IN CONNECTION WITH THIS OFFERING. Shares of the Common Stock may be offered pursuant to this Prospectus from time to time in order to effect over-the-counter ('OTC') secondary market sales by PaineWebber Incorporated ('PaineWebber') in its capacity as a dealer and secondary market-maker at negotiated prices related to the prevailing market prices on the NYSE at the time of sale. The closing price of the Common Stock on the NYSE on July , 1997 was $ per share. See 'Trading History.' The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus.


     The Fund has outstanding auction preferred shares ('APS') having a liquidation preference of $150,000,000. The APS have resulted in financial leverage for the Fund, which involves special risks. The Fund may utilize additional leverage through the issuance of additional preferred stock or through borrowings. See 'SPECIAL LEVERAGE CONSIDERATIONS' AND 'DESCRIPTION OF CAPITAL STOCK.'


     Mitchell Hutchins Asset Management Inc. ('Mitchell Hutchins') serves as investment adviser and administrator of the Fund. This Prospectus concisely sets forth certain information an investor should know before investing and should be retained for future reference. A Statement of Additional Information ('SAI') dated August 1, 1997 has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this Prospectus. A table of contents for the SAI is set forth as the last section of this Prospectus. A copy of the SAI can be obtained without charge by writing to the Fund, by contacting your PaineWebber investment executive or PaineWebber's correspondent firms or by calling toll-free 1-800-852-4750.



                            ------------------------
THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION  NOR HAS  THE  COMMISSION PASSED  UPON THE  ACCURACY  OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO  THE CONTRARY  IS A
                               CRIMINAL OFFENSE.


                            ------------------------
                            PaineWebber Incorporated

                            ------------------------
                 The date of this Prospectus is August 1, 1997.

                                 FUND EXPENSES

     The following tables are intended to assist investors in understanding the various direct or indirect costs and expenses associated with investing in the Fund.


SHAREHOLDER TRANSACTION EXPENSES
     Sales Load (as a percentage of offering price).........................................      None(1)
     Dividend Reinvestment Fees.............................................................      None
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON STOCK)(2)
     Investment Advisory and Administration Fees (after fee waiver).........................      0.98%
     Interest Payments on Borrowed Funds(3).................................................      0.00%
     Other Expenses.........................................................................      0.40%
                                                                                               -------
          Total Annual Expenses.............................................................      1.38%


------------

(1) Prices for the Common Stock traded in the OTC secondary market will reflect ordinary dealer mark-ups.


(2) The percentages shown reflect all expenses expected to be incurred by the Fund as a percentage of only those net assets attributable to the Common Stock. If expressed as a percentage of all of the Fund's net assets (regardless of whether such assets are attributable to the Common Stock or to the APS), such percentages would be lower. Investment advisory and administration fees are payable to Mitchell Hutchins at an annual rate of 0.90% of the Fund's average weekly net assets (attributable to Common Stock and the APS). During the last fiscal year, Mitchell Hutchins waived 0.25% of its 0.90% investment advisory and administration fees. This fee waiver continues to be in effect, but Mitchell Hutchins may discontinue it at any time. If the fee waiver were not in effect, the Fund's Investment Advisory and Administration Fees and Total Annual Expenses (each expressed as a percentage of net assets attributable to Common Stock) would have been 1.36% and 1.76%, respectively. See 'Management of the Fund' for additional information. 'Other Expenses' have been estimated based upon expenses actually incurred for the fiscal year ended March 31, 1997.


(3) The Fund may borrow money. See 'Special Leverage
    Considerations -- Borrowings.'

EXAMPLE

     An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming (i) a 5% annual return and (ii) reinvestment of all dividends and other distributions at net asset value:*


ONE YEAR           THREE YEARS           FIVE YEARS           TEN YEARS
---------          ------------          -----------          ----------

   $14                 $43                   $75                 $164


------------


* After fee waivers. If fee waivers were not in effect, the amounts that would be paid by an investor during the one-year, three-year, five-year and ten-year periods reflected in the table would be $18, $55, $95 and $205, respectively.

                            ------------------------
     This Example assumes that the percentage amounts listed under Annual Expenses remain the same in the years shown (except that Annual Expenses have been reduced to reflect the completion of organization expense amortization after five years from the commencement of investment operations). The above tables and the assumptions in the Example of a 5% annual return and reinvestment at net asset value are required by regulation of the Securities and Exchange Commission ('SEC') applicable to all closed-end investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Stock. In addition, while this Example assumes reinvestment of all dividends and other distributions at net asset value, participants in the Fund's Dividend Reinvestment Plan ('Plan') will receive shares of the Fund's Common Stock purchased by the Plan agent at the market price in effect at that time, which may be at, above, or below net asset value.

     THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND THE FUND'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus, and in the Statement of Additional Information ('SAI'). Investors should carefully consider information set forth under the heading 'Special Risk Considerations' and 'Special Leverage Considerations.'

The Fund............................  Insured   Municipal  Income  Fund  Inc.  (the  'Fund')  is  a  diversified, closed-end management investment company. See 'The Fund.'
The Offering........................  No additional shares of  the Fund's common stock  ('Common Stock') will  be issued  in connection with  this offering. Shares of  Common Stock may be offered pursuant to this Prospectus from time to time in order to  effect
                                        over-the-counter   ('OTC')   secondary   market   sales   by  PaineWebber
                                        Incorporated ('PaineWebber') in  its capacity as  a dealer and  secondary market-maker  at negotiated prices related to prevailing market prices on the New  York  Stock  Exchange,  Inc.  ('NYSE')  at  the  time  of  sale.
                                        PaineWebber is not obligated to conduct any such market-making activities and  may discontinue such  activities at any time  without notice, at its sole discretion. No assurance can be given as to the liquidity of, or the trading market for,  the Common Stock  as a result  of any  market-making activities  undertaken  by PaineWebber.  The Common  Stock is  listed and traded on  the  NYSE under  the  symbol  'PIF.' See  'The  Offering'  and
                                        'Trading History.'
Investment Objective and
  Policies..........................  The  Fund's  investment objective  is to  achieve a  high level  of current income that  is  exempt from  federal  income tax,  consistent  with  the preservation  of capital.  To achieve  this objective,  the Fund normally invests substantially all  of its  assets in a  diversified portfolio  of long-term Municipal Obligations that are insured as to the timely payment of  both  principal  and interest  by  an  entity that,  at  the  time of investment, has a  claims-paying ability rated  Aaa by Moody's  Investors
                                        Service,  Inc. ('Moody's'), AAA  by Standard & Poor's,  a division of The
                                        McGraw-Hill Companies, Inc.  ('S&P'), or  has an  equivalent rating  from another  nationally recognized statistical  rating organization ('NRSRO')
                                        or, with respect to 20% of the Fund's total assets, that are, at the time of investment,  (1)  backed by  an  escrow or  trust  account  containing sufficient U.S. government or U.S. government agency securities to ensure the  timely payment of  principal and interest; (2)  guaranteed as to the timely payment of principal and interest by an entity which has a  credit rating  of Aaa by Moody's, AAA by  S&P or an equivalent rating by another
                                        NRSRO; or (3) not insured, guaranteed or backed by escrows but rated  Aaa by Moody's, AAA by S&P or have an equivalent rating by another NRSRO. All or  a  portion  of  the  Fund's  assets  may  be  invested  in  Municipal
                                        Obligations the interest  on which  is an  item of  tax preference  ('Tax
                                        Preference  Item') for  purposes of  the federal  alternative minimum tax
                                        ('AMT'). No  assurance  can be  given  that  the Fund  will  achieve  its investment objective.
                                      See  'Investment  Objective and  Policies,' 'Insurance,'  'Other Investment
                                        Practices,' 'Taxes' and 'Appendix A.'

Municipal Obligations...............  Municipal Obligations are debt obligations or similar securities issued  by or  on behalf of states (including the District of Columbia), territories or possessions  of  the  United  States  or  their  respective  political subdivisions, agencies or instrumentalities, or by multistate agencies or authorities,  the interest on  which is, in the  opinion of bond counsel, exempt from  federal income  tax. Municipal  Obligations are  issued  for various  public  purposes, including  construction of  public facilities, refinancing outstanding  obligations  and  obtaining  funds  for  general operating  expenses  and  for  loans  to  other  public  institutions and facilities. Municipal Obligations  include 'public purpose'  obligations, which generate interest that is exempt from federal income tax and is not a  Tax  Preference Item,  and  qualified 'private  activity' obligations, which generate interest that is exempt from federal income tax but may be a Tax Preference Item.  The Municipal Obligations in  which the Fund  may invest  include  municipal  bonds,  industrial  development  and  private activity bonds,  municipal lease  obligations, zero  coupon  obligations, floating  and  variable  rate  obligations,  participation  interests and custodial receipts for any of the foregoing, inverse floaters, put bonds, tender option bonds and certain municipal derivatives, such as detachable call options and  Municipal Obligations  with embedded  caps. The  market prices  of  inverse floaters  and zero  coupon  obligations will  be more volatile than those of other  types of municipal obligations and  certain
                                        Municipal Obligations, such as many forms of municipal lease obligations, may be illiquid.
                                      See  'Investment Objective and Policies,'  'Other Investment Practices' and
                                        'Appendix A.'
Insurance...........................  Insurance for  Municipal Obligations  in  which the  Fund invests  will  be obtained from insurance companies having claims-paying ability ratings of
                                        Aaa  from Moody's  or AAA  from S&P or  having an  equivalent rating from another NRSRO.  Such insurance  may be  purchased by  the issuer  of  the
                                        Municipal  Obligation or by a third party  at the time of issuance of the
                                        Municipal Obligation ('Original  Issue Insurance')  or by the  Fund or  a
                                        third  party  subsequent  to  the  original  issuance  of  the  Municipal
                                        Obligation ('Secondary  Market Insurance').  The Fund  also may  purchase insurance  covering  certain Municipal  Obligations  which it  intends to
                                        purchase  for  its  portfolio  or  which  it  already  owns   ('Portfolio
                                        Insurance'). See 'Insurance.'
Auction Preferred Shares............  The  Fund has  outstanding 800 shares  of Auction  Preferred Shares ('APS')
                                        Series A, 800 shares of APS Series B, 800 shares of APS Series C and  600 shares  of  APS  Series  D,  having  an  aggregate  liquidation  value of
                                        $150,000,000. The APS have  resulted in the  financial leveraging of  the
                                        Common  Stock.  The APS  pay dividends  at rates  that are  adjusted over relatively short periods of time and that reflect prevailing  short-term, tax-exempt  interest rates.  Through this leveraging  technique, the Fund seeks to obtain  a higher  yield for  Common Stockholders  than would  be available  if the APS had not been  issued. The APS have received ratings of aaa from  Moody's and AAA  from S&P. The  Fund may utilize  additional leverage through the issuance of additional preferred

                                        stock  or through borrowings and reverse repurchase agreements. There are special risks associated with leveraging, including the possibility  that changes  in the relationship of short- and long-term interest rates might cause the yield on, and  the net asset value of,  the Common Stock to  be lower than would be the case without leveraging.
                                      See 'Special Leverage Considerations' and 'Description of Capital Stock.'
Investment Adviser and
  Administrator.....................  Mitchell  Hutchins Asset  Management Inc.  ('Mitchell Hutchins'),  a wholly owned asset management  subsidiary of PaineWebber,  serves as the  Fund's
                                        investment   adviser  and   administrator.  Mitchell   Hutchins  provides
                                        investment advisory  and  portfolio  management  services  to  investment
                                        companies,   pension  funds   and  other   institutional,  corporate  and
                                        individual clients.  As investment  adviser and  administrator,  Mitchell
                                        Hutchins  is entitled to receive a fee from the Fund, computed weekly and payable monthly, in an  amount equal to  an annual rate  of 0.90% of  the
                                        Fund's  average weekly net assets. During  the last fiscal year, Mitchell
                                        Hutchins waived 0.25%  of its 0.90%  investment advisory and  administra-
                                        tion  fees.  This fee  waiver  continues to  be  in effect,  but Mitchell
                                        Hutchins may discontinue it at any time. See 'Management of the Fund.'
Dividends and Other
  Distributions.....................  The Fund declares and pays monthly cash dividends to Common Stockholders at a level rate that, on an annual  basis and after payment of dividends  on any preferred stock, results in the distribution of all of the Fund's net investment  income. The dividend rate on  the Common Stock is adjusted by the Fund's board of directors as necessary to reflect the performance  of the  Fund. The Fund intends to distribute annually to Common Stockholders substantially all of the  net capital gains realized  by the Fund to  the extent that such net capital gains are not necessary to satisfy dividend, redemption  or liquidation preferences of the  APS or any other preferred stock.
                                      For federal tax  purposes, the Fund  is required to  allocate net  realized capital  gains  and any  taxable  income (along  with  tax-exempt income)
                                        between Common Stockholders and any preferred stockholders in  proportion to  total  distributions  paid  to each  class  of  stockholders  for the relevant year. If a portion of the dividends paid on the preferred  stock is  taxable because of such allocations, the Fund may be required to make an additional dividend payment to the preferred stockholders so that  the net  after-tax  return  on the  preferred  stock  is the  same  after the additional dividend  as the  net after-tax  return that  would have  been derived  if  the initial  dividends had  qualified  in their  entirety as tax-exempt income.  Common Stockholders  are not  entitled to  comparable additional  dividends and any such payments to the preferred stockholders would reduce the net  investment income, or  capital gains available  for distribution to the Common Stockholders.

                                      Dividends paid to Common Stockholders are exempt from federal income tax to the  extent such dividends  are properly designated by  the Fund as being derived from interest on tax-exempt securities. All or a portion of  such dividends may be attributable to interest income that is a Tax Preference
                                        Item.
                                      See  'Dividends and  Other Distributions;  Dividend Reinvestment  Plan' and
                                        'Taxes.'
Dividend Reinvestment Plan..........  The Fund has established a Dividend Reinvestment Plan ('Plan') under  which all  Common Stockholders whose shares are  registered in their own names, or in the  name of  PaineWebber or its  nominee, have  all dividends  and other  distributions  on  their  shares  of  Common  Stock  automatically reinvested in  additional  shares of  Common  Stock, unless  such  Common
                                        Stockholders elect to receive cash. Common Stockholders who elect to hold their shares in the name of another broker or nominee should contact such broker  or nominee to determine whether,  or how, they may participate in the Plan. Additional shares of Common Stock acquired under the Plan  will be purchased in the open market, on the NYSE or otherwise, at prices that may  be higher or lower than the net  asset value per share of the Common
                                        Stock at the time of the purchase. The Fund will not issue any new shares of Common Stock  in connection with  the Plan. See  'Dividends and  Other
                                        Distributions; Dividend Reinvestment Plan.'
Special Risk Considerations.........  Insurance.  There  can be  no assurance  that  the insurers  whose policies insure Municipal Obligations held  by the Fund will  be able to  maintain their  Aaa, AAA or  equivalent claims-paying ability  ratings or to honor their obligations under all circumstances. The loss of such ratings or an inability to honor such  obligations would be likely  to have an  adverse effect  on  the  market value  of  the Municipal  Obligations  covered by policies issued by such insurers to the extent the Fund is not able to or does not obtain alternative insurance.  Mitchell Hutchins will engage  in an  orderly disposition of downgraded Municipal Obligations to the extent necessary to ensure  that the  Fund's holdings  of Municipal  Obligations rated below Baa by Moody's, BBB by S&P or an equivalent rating by another
                                        NRSRO do not exceed 5% of the Fund's net assets.
                                      Alternative  Minimum Tax; State and Local Taxation. The Fund may invest all or a portion of its assets in Municipal Obligations the interest on which is a Tax Preference Item. Accordingly, the Fund may not be an appropriate investment for investors who  are subject to AMT  liability or who  would become  subject to AMT liability by reason  of an investment in the Fund.
                                        All or a portion of the Fund's dividends also may be subject to state and local taxation.
                                      Market  Risk  of  Insured  Municipal  Obligations.  Although  insurance  or guarantees  on, or escrows of U.S. government securities with respect to,
                                        Municipal Obligations  reduce financial  or credit  risk, such  Municipal
                                        Obligations remain subject to market risk (i.e., the risk of fluctuations in market value as a result of changes in prevailing interest rates).

                                      Illiquid  Securities. The Fund  may invest up  to 20% of  its net assets in illiquid securities. The Fund may not be able readily to dispose of  such securities  at an  amount that  approximates that  at which  the Fund has valued them and  would have  to sell  other investments  if necessary  to raise  cash to meet  its obligations. Illiquid  securities include, among other things,  municipal  lease obligations  (including  certificates  of participation)  other than those that Mitchell Hutchins has determined to be liquid  pursuant to  guidelines  established by  the Fund's  board  of directors.
                                      Rights  of Preferred Stockholders.  In the event  that dividends payable on any preferred  stock  remain  unpaid  for a  period  of  two  years,  the preferred  stockholders will, for so long as the dividends remain unpaid, be entitled to elect a majority of the Fund's board of directors. In  the event of any voluntary or involuntary liquidation, dissolution or winding up  of the Fund, the preferred stockholders will be entitled to receive a preferential liquidating distribution equal to the purchase price of  the preferred  stock  plus  any  accrued  and  unpaid  dividends  before  any distribution of assets is made to the Common Stockholders.
                                      Other Investment Risks. Certain investment practices in which the Fund  may engage would expose the Fund to additional risks. These practices include entering  into  securities  transactions  on  a  when-issued  or  delayed delivery basis,  lending portfolio  securities  and engaging  in  hedging transactions.
                                      Anti-Takeover  Provisions.  The  Fund's Articles  of  Incorporation contain provisions limiting  (1) the  ability  of other  entities or  persons  to acquire  control of the Fund, (2) the Fund's freedom to engage in certain transactions and (3) the ability of the Fund's directors or  stockholders to  amend the Articles of Incorporation. These provisions of the Articles of Incorporation  may be  regarded as  'anti-takeover' provisions.  These provisions  could have the effect of depriving the Common Stockholders of opportunities to sell their  shares at a  premium over prevailing  market prices  by discouraging a  third party from seeking  to obtain control of the Fund in a tender offer or similar transaction. The overall effect  of these  provisions is  to render  more difficult  the accomplishment  of a
                                        merger  or  the  assumption  of   control  by  a  stockholder  who   owns
                                        beneficially  more than 5%  of the Fund's  shares. They provide, however, the advantage of  potentially requiring  persons seeking  control of  the
                                        Fund  to negotiate with its management regarding the price to be paid and
                                        facilitating  the  continuity  of   the  Fund's  management,   investment
                                        objective and policies.
                                      See  'Investment  Objective and  Policies,' 'Insurance,'  'Other Investment
                                        Practices,' 'Taxes' and 'Description of Capital Stock.'
Market Price and Net Asset Value of
  Shares............................  As is common  with shares  of closed-end investment  companies, the  Fund's
                                        Common  Stock  has historically  traded at  a discount  to its  net asset value. See 'Trading History.' Whether  an investor will realize gains  or losses upon the sale of Common Stock will not

                                        depend  directly upon  the Fund's net  asset value, but  will depend upon whether the market price of the Common Stock at the time of sale is above or below the investor's purchase price  for the shares. This market  risk is  separate and distinct from  the risk that the  Fund's net asset value may decrease. Accordingly,  the Common  Stock is  designed primarily  for long-term  investors, and investors should not view the Common Stock as a vehicle for trading purposes.
                                      See  'Trading  History,'  'Investment  Objective  and  Policies,'  'Special
                                        Leverage Considerations' and 'Description of Capital Stock.'
Special Leverage
  Considerations....................  The  APS have  resulted in leverage,  which poses special  risks for Common
                                        Stockholders, including the possibility of higher volatility of both  the net asset value and the market value of the Common Stock. Fluctuations in the  dividend rates on  the preferred stock will  affect the dividends on the Common Stock. There can be no assurance that the Fund will be able to realize a higher return on its investment portfolio than the then current dividend rate on any preferred stock.  If the then current dividend  rate on  any preferred stock were  to exceed the rate  of return on the Fund's portfolio, the Fund's leveraged capital structure would result in a lower yield to  Common  Stockholders  than  if the  Fund  were  not  leveraged.
                                        Moreover,  any decline in  the value of  the Fund's assets  will be borne entirely by Common Stockholders. Accordingly, the effect of leverage in a declining market would be  a greater decrease in  the net asset value  of the  Common  Stock than  if the  Fund  were not  leveraged, which  may be reflected in a greater decline in the market price of the Common Stock.
                                      See 'Special Leverage Considerations,' 'Taxes' and 'Description of  Capital
                                        Stock.'

                              FINANCIAL HIGHLIGHTS


     The table below provides selected per share data and ratios for one share of Common Stock for each of the periods shown. This information is supplemented by the financial statements and the accompanying notes appearing in the Fund's Annual Report to Shareholders for the fiscal year ended March 31, 1997, which are incorporated by reference into the Fund's SAI, which can be obtained by shareholders upon request. The financial statements and notes and the financial information in the table below have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included in the Annual Report to Shareholders, which may be obtained without charge.



                                                                                                     FOR THE PERIOD
                                                                        FOR THE YEARS                   JUNE 8,
                                                                       ENDED MARCH 31,                  1993`D'
                                                              ----------------------------------           TO
                                                                1997         1996         1995       MARCH 31, 1994
                                                              --------     --------     --------     --------------
Net asset value, beginning of period.......................   $  14.11     $  13.42     $  13.42        $  15.00
                                                              --------     --------     --------     --------------
Net investment income......................................       1.05         1.06         1.02**          0.73
Net realized and unrealized gains (losses) from
  investments..............................................      (0.03)        0.67         0.04           (1.44)
                                                              --------     --------     --------     --------------
Net increase (decrease) from investment operations.........      (1.02)        1.73         1.06           (0.71)
                                                              --------     --------     --------     --------------
Dividends and distributions:
    From net investment income -- common stockholders......      (0.77)       (0.76)       (0.79)          (0.60)
    From net investment income -- preferred stockholders...      (0.26)       (0.28)       (0.25)          (0.13)
    In excess of net investment income -- common
      stockholders.........................................         --           --        (0.02)             --
    In excess of net investment income -- preferred
      stockholders.........................................         --           --           --`D'`D'          --
                                                              --------     --------     --------     --------------
         Total dividends and distributions to
           stockholders....................................   $  (1.03)    $  (1.04)    $  (1.06)       $  (0.73)
                                                              --------     --------     --------     --------------
                                                              --------     --------     --------     --------------
Underwriting and offering costs incurred with the preferred
  stock offering charged to common stock...................         --           --           --           (0.14)
                                                              --------     --------     --------     --------------
Net asset value, end of period.............................   $  14.10     $  14.11     $  13.42        $  13.42
                                                              --------     --------     --------     --------------
                                                              --------     --------     --------     --------------
Per share market value, end of period......................   $  12.00     $  12.13     $  11.13        $  13.00
                                                              --------     --------     --------     --------------
                                                              --------     --------     --------     --------------
Total investment return(1).................................       5.45%       16.13%       (8.17)%         (9.74)%
                                                              --------     --------     --------     --------------
                                                              --------     --------     --------     --------------
Ratios to average net assets attributable to common shares:
    Total expenses net of waivers from adviser.............       1.38%        1.33%        1.74%           1.57%*
    Total expenses before waivers from adviser.............       1.76%        1.65%        1.74%           1.57%*
    Net investment income before preferred stock
      dividends............................................       7.37%        7.45%        7.94%           5.92%*
    Preferred stock dividends..............................       1.81%        1.97%        2.02%           0.98%*
    Net investment income available to common
      stockholders.........................................       5.56%        5.48%        5.92%           4.94%*
Supplemental data:
    Net assets, end of period (000's)......................   $440,758     $441,040     $426,795        $333,825
    Portfolio turnover rate................................          0%           4%           4%              8%
    Asset coverage per share of preferred stock,
      end of period........................................   $146,919     $147,013     $142,265        $139,094





------------

`D'  Commencement of operations

`D'`D' Actual amount calculates to $0.00499 per common share.

*  Annualized

** Calculated using the average share method


(1) Total investment return is calculated assuming a purchase of common stock at the current market price on the first day and a sale at the current market price on the last day of each period reported, and assuming reinvestment of dividends and other distributions to common stockholders at prices obtained under the Fund's Dividend Reinvestment Plan. Total investment return for periods of less than one year has not been annualized. Total investment return does not reflect brokerage commissions.

     The following information relates to the APS outstanding as of the end of the periods indicated. See 'Special Leverage Considerations.'


                                                                                        ASSET      INVOLUNTARY
                                                                                       COVERAGE    LIQUIDATING      AVERAGE
       FISCAL                                                          TOTAL AMOUNT      PER       PREFERENCE     MARKET VALUE
        YEAR                         SENIOR SECURITIES                 OUTSTANDING*     UNIT**     PER UNIT***    PER UNIT****
--------------------   ---------------------------------------------   ------------    --------    -----------    ------------

1994`D'                APS Series A, B and C........................   $120,000,000    $139,094      $50,000        $ 96,654
1995`D'`D'             APS Series A, B, C and D.....................   $150,000,000    $142,265      $50,000        $ 76,554
1996                   APS Series A, B, C and D.....................   $150,000,000    $147,013      $50,000        $ 81,726
1997                   APS Series A, B, C and D.....................   $150,000,000    $146,919      $50,000        $ 81,991


------------

   * Based on liquidation value of $50,000 per share. The number of outstanding shares of each Series of APS has not changed since the Series was issued and is as follows: Series A, B and C (each issued August 12, 1993) -- 800 shares of each Series; APS Series D (issued November 28, 1994) -- 600 shares.

  ** Asset Coverage Per Unit is the same for each APS Series.

 *** Plus any accrued but unpaid dividends.

**** Average Market Value Per Unit is the same for each APS Series and is calculated by multiplying $50,000 by the result obtained by dividing: (a) the average monthly market value of the Common Stock during the fiscal year; by (b) the average of the amount of APS outstanding at the end of such month.

   `D' Reflects  the period from August 12, 1993 (date of issuance of APS Series
       A, B and C) to March 31, 1994.

  `D'`D' Reflects the full fiscal year for APS Series A, B and C and the period from November 28, 1994 (date of issuance) to March 31, 1995 for APS Series D.

                                    THE FUND

     The Fund is a diversified, closed-end management investment company and has registered as such under the Investment Company Act of 1940 ('1940 Act'). The Fund was incorporated under the laws of the State of Maryland on February 18, 1993, as 'PaineWebber Premier Insured Municipal Income Fund Inc.' The Fund began doing business under the name 'Insured Municipal Income Fund' in August 1995, and shareholders approved a change of the Fund's name to 'Insured Municipal Income Fund Inc.' on April 11, 1996. The Fund's principal office is located at 1285 Avenue of the Americas, New York, New York 10019, and its telephone number is (212) 713-2000.

                                  THE OFFERING

     No additional shares of Common Stock will be issued in connection with this offering. Shares of the Common Stock may be offered pursuant to this Prospectus from time to time in order to effect OTC secondary market sales by PaineWebber in its capacity as a dealer and secondary market-maker at negotiated prices related to prevailing market prices on the NYSE at the time of sale. Costs incurred in connection with this offering will be paid by PaineWebber. PaineWebber's principal offices are located at 1285 Avenue of the Americas, New York, New York 10019. Mitchell Hutchins is a wholly owned subsidiary of PaineWebber.

                                USE OF PROCEEDS

     The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. Proceeds received by PaineWebber as a result of its OTC secondary market sales of the Common Stock will be utilized by PaineWebber in connection with its secondary market operations and for general corporate purposes.

                                TRADING HISTORY


     Shares of the Common Stock, par value $.001 per share are listed and traded on the NYSE under the symbol 'PIF.' The following table sets forth for the Common Stock for each fiscal quarter within the two most recent fiscal years and each fiscal quarter since the beginning of the current fiscal year: (a) the per share high and low sales prices as reported by the NYSE; (b) the per share net asset values, based on the Fund's computation as of 4:00 p.m. on the last NYSE business day for the week corresponding to the dates on which the respective high and low sales prices were recorded; and (c) the discount or premium to net asset value represented by the high and low sales prices shown. THE RANGE OF NET ASSET VALUES AND/OR PREMIUMS AND DISCOUNTS FOR THE COMMON STOCK DURING THE PERIODS SHOWN MAY BE BROADER THAN IS SHOWN ON THIS TABLE. On July , 1997, the closing price per share of Common Stock on the NYSE was $ , the Fund's net asset value per share was $ and the discount to net asset value per share
was (     )%.



                                                                                                  (DISCOUNT) OR
                                                                                                  PREMIUM TO NET
                                                         SALES PRICES       NET ASSET VALUES       ASSET VALUE
                                                      ------------------    ----------------    ------------------
                   QUARTER ENDED                       HIGH        LOW       HIGH      LOW       HIGH        LOW
---------------------------------------------------   -------    -------    ------    ------    -------    -------
6/30/95............................................   $12.000    $10.875    $14.32    $13.25     (16.20)%   (17.89)%
9/30/95............................................    11.875     11.125     14.08     13.35     (15.63)    (16.63)
12/31/95...........................................    12.625     11.500     14.87     14.10     (15.06)    (18.44)
3/31/96............................................    12.875     11.875     15.10     14.23     (14.70)    (16.51)
6/30/96............................................    12.125     11.250     14.11     13.61     (14.03)    (17.34)
9/30/96............................................    12.250     11.500     14.58     14.00     (15.98)    (17.86)
12/31/96...........................................    12.500     11.875     14.78     14.61     (15.43)    (18.72)
3/31/97............................................    12.500     11.875     14.78     14.61     (15.43)    (18.72)
6/30/97............................................


     The Common Stock has historically traded in the market at prices below net asset value. See 'Description of Capital Stock -- Common Stock Repurchases and Tender Offers' and ' -- Conversion to Open-End Investment Company' as to methods that may be undertaken by the Fund to reduce any discount.

                       INVESTMENT OBJECTIVE AND POLICIES

     The Fund's investment objective is to achieve a high level of current income that is exempt from federal income tax, consistent with the preservation of capital. To achieve this objective, the Fund normally invests substantially all of its assets in a diversified portfolio of long-term Municipal Obligations that are insured as to the timely payment of both principal and interest by an entity that, at the time of investment, has a claims-paying ability rated Aaa by Moody's, AAA by S&P or an equivalent rating by another NRSRO or, with respect to 20% of the Fund's total assets, that are, at the time of investment, (1) backed by an escrow or trust account containing sufficient U.S. government or U.S. government agency securities to ensure the timely payment of principal and interest; (2) guaranteed as to timely payment of principal and interest by an entity which has a credit rating of Aaa by Moody's, AAA by S&P or an equivalent rating by another NRSRO; or (3) not insured, guaranteed or backed by escrows but rated Aaa by Moody's, AAA by S&P or an equivalent rating by another NRSRO. All the Municipal Obligations described above will have, at the time of investment, ratings of Aaa from Moody's, AAA from S&P or equivalent ratings from another NRSRO or, with respect to the Municipal Obligations described in (1) above, if unrated, will have been determined by Mitchell Hutchins to be of comparable quality to Municipal Obligations that have received such ratings. In addition, the Fund under normal circumstances invests at least 65% of its total assets in income-producing securities. 'Long-term' as used in this Prospectus means Municipal Obligations with maturities in excess of 10 years. No assurance can be given that the Fund will achieve its investment objective.


     Municipal Obligations are debt obligations or similar securities issued by or on behalf of states (including the District of Columbia), territories or possessions of the United States or their respective political subdivisions, agencies or instrumentalities, or by multistate agencies or authorities, the interest on which is, in the opinion of bond counsel, exempt from regular federal income tax. Municipal Obligations are issued for various public purposes, including construction of public facilities, such as airports, bridges, hospitals, housing, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Obligations may be issued include refinancing outstanding obligations and obtaining funds for general operating expenses and for loans to other public institutions and facilities. Municipal Obligations include 'public purpose' obligations, which generate interest that is exempt from federal income tax and is not a Tax Preference Item, and qualified 'private activity' obligations, which generate interest that is exempt from federal income tax but that, if the obligations were issued after August 7, 1986, is a Tax Preference Item. The types of Municipal Obligations in which the Fund may invest are described in Appendix A to this Prospectus and in the SAI.



     The Fund may invest 25% or more of its total assets in a particular segment of the Municipal Obligations market, such as hospital, housing or airport revenue bonds, or in securities the interest on which is paid from revenues on similar types of projects, if Mitchell Hutchins determines that the yields available from obligations in that market segment justify the potential increase in risk resulting from a large investment in that market segment. Although such obligations might be supported by the credit of governmental entities or by non-governmental entities from a number of different industries, an economic, business, political or other change affecting one such obligation might also affect other obligations in the same market segment.


     The yield on a Municipal Obligation depends on a variety of factors, including general municipal and fixed-income security market conditions, the financial condition of the issuer, the size of the particular offering, the maturity, credit quality and rating of the issue and expectations regarding changes in income tax rates. Generally, the longer the maturity of a Municipal Obligation, the higher the yield and the greater the volatility. The market value of Municipal Obligations, and accordingly the Fund's net asset value, normally varies inversely with changes in interest rates. Such changes in the values of Municipal Obligations held by the Fund will not affect the interest income derived from them but will affect the net asset value of shares of the Common Stock.

     Certain Municipal Obligations held by the Fund may permit the issuer to call or redeem the obligations, in whole or in part, at its option. If an issuer were to redeem Municipal Obligations held by the Fund during a time of declining interest rates, the Fund might realize capital gains or losses at a time that it would not otherwise do so, and the Fund might not be able to reinvest the proceeds of the redemption in Municipal Obligations providing as high a level of income as the obligations that were redeemed.

     Opinions relating to the validity of Municipal Obligations and to the exemption of interest thereon from federal income tax (and also, when applicable, from treatment as a Tax Preference Item) are rendered by bond counsel to the issuer at the time of issuance. Neither the Fund nor Mitchell Hutchins will review the proceedings relating to the issuance of Municipal Obligations or the basis for such opinions. Further, federal, state and local laws may be enacted that adversely affect the tax-exempt status of interest on Municipal Obligations or of the exempt-interest dividends received by the Fund's stockholders or that impose other constraints upon enforcement of such obligations. It is also possible that, as a result of litigation or other conditions, the power or ability of issuers to meet their obligations for the payment of principal of and interest on their Municipal Obligations may be materially and adversely affected.

     The Fund may invest all or a portion of its assets in Municipal Obligations the interest on which is a Tax Preference Item. Accordingly, stockholders may be required to include a portion of the Fund's dividends in calculating their AMT liability. Corporations that hold Common Stock must include the entire amount of any exempt-interest dividends (including any portion that is not a Tax Preference Item) in calculating their adjusted current earnings for purposes of the AMT. The Fund may not be an appropriate investment for investors who are subject to AMT liability or who would become subject to AMT liability by reason of an investment in the Fund. All or a portion of the Fund's dividends also may be subject to state and local taxation. See 'Taxes.'

     Generally, Municipal Obligations which are covered by insurance or a guarantee would not be rated Aaa or AAA, and might not be considered to be of investment grade credit quality in the absence of such insurance or guarantee. Although insurance or guarantees on, or escrows of U.S. government securities with respect to, Municipal Obligations reduce financial or credit risk with respect to those Municipal Obligations (i.e., the possibility that owners of the insured Municipal Obligations will not receive timely scheduled payments of principal or interest), insured, guaranteed and escrow backed Municipal Obligations remain subject to market risk (i.e., fluctuations in market value as a result of changes in prevailing interest rates). Accordingly, insurance or guarantees on, or escrow backing with respect to, Municipal Obligations do not ensure the market value of the Fund's assets or the net asset value or the market price for the Common Stock.

     The Fund's investment objective and certain investment limitations described in the SAI are fundamental policies that may not be changed without shareholder approval. In addition, the Fund's policy of normally investing at least 80% of its total assets in insured Municipal Obligations may not be changed without shareholder approval. All other investment policies may be changed by the Fund's board of directors without shareholder approval. The Fund does not consider custodial receipts to be Municipal Obligations in connection with the foregoing 80% policy, unless such custodial receipts are of the type utilized in order to provide Secondary Market Insurance for Municipal Obligations.

                                   INSURANCE

     Each insured Municipal Obligation in which the Fund invests will be covered by Original Issue Insurance, Secondary Market Insurance or Portfolio Insurance. Original Issue Insurance is purchased with respect to a particular issue of Municipal Obligations by the issuer thereof or a third party in conjunction with the original issue of such Municipal Obligations. Secondary Market Insurance is purchased by the Fund or a third party subsequent to the time of original issuance of a Municipal Obligation. Both Original Issue Insurance and Secondary Market Insurance remain in effect as long as the Municipal Obligations covered thereby remain outstanding and the insurer remains in business, regardless of whether the Fund ultimately disposes of such Municipal Obligations. Portfolio Insurance may be purchased by the Fund with respect to Municipal Obligations which the Fund intends to purchase or already owns and would generally terminate when the Municipal Obligation is sold by the Fund or redeemed. The Fund currently intends to emphasize investments in Municipal Obligations with Original Issue Insurance or Secondary Market Insurance. There is no limitation on the percentage of the Fund's assets that may be invested in Municipal Obligations insured by any given insurer.

     Original Issue Insurance, Secondary Market Insurance and Portfolio Insurance generally do not insure payment on an accelerated basis, the payment of any redemption premium (except with respect to certain premium payments in the case of certain small issue industrial development and pollution control Municipal Obligations), the value of the Common Stock or the market value of Municipal Obligations, or payments of any tender purchase price upon the tender of the Municipal Obligations. Such insurance also does not insure against nonpayment of principal of or interest on Municipal Obligations resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for such obligations.

     The Fund's policy of investing in Municipal Obligations insured by insurers whose claims-paying ability is rated Aaa by Moody's, AAA by S&P or the equivalent by another NRSRO applies only at the time of the Fund's investment in a Municipal Obligation. A subsequent downgrade by Moody's, S&P or another NRSRO of an insurer's claims-paying ability would result in a downgrade of the rating assigned to the Municipal Obligations insured by such insurer, although the Municipal Obligations may have an independent rating that is higher than the new rating assigned to the insurer's claims-paying ability. The securities could experience a decrease in market price as a result of such a downgrade. In the event the ratings assigned to such Municipal Obligations decline to below investment grade, such Municipal Obligations would probably become less liquid or even illiquid. Mitchell Hutchins will consider a downgrade by Moody's, S&P or another NRSRO of the claims-paying ability of an insurer or the credit characteristics of a particular issuer in determining whether the Fund should continue to hold a Municipal Obligation. In making such a determination, Mitchell Hutchins also will consider such factors as the rating assigned to the Municipal Obligation independent of the insurance, its assessment of the credit quality of the issuer of the Municipal Obligation and the price at which the Municipal Obligation could be sold. Mitchell Hutchins will engage in an orderly disposition of downgraded Municipal Obligations to the extent necessary to ensure that the Fund's holdings of Municipal Obligations rated below Baa by Moody's, BBB by S&P or an equivalent rating by another NRSRO do not exceed 5% of the Fund's net assets. Municipal Obligations rated Baa by Moody's are investment grade but Moody's considers them to have speculative characteristics. Changes in economic conditions or other circumstances are more likely to lead to a weakened capacity for Municipal Obligations that are rated Baa or BBB (or equivalent ratings) to make principal and interest payments than is the case for higher grade Municipal Obligations.

     Although Mitchell Hutchins periodically reviews the financial condition of each insurer, there can be no assurance that the insurers will be able to honor their obligations in all circumstances. In the event of a default by an insurer on its obligations with respect to any Municipal Obligations in the Fund's portfolio, the Fund would look to the issuer or guarantor of the relevant Municipal Obligations for payments of principal and interest and such issuer or any guarantor may not be rated Aaa, AAA or the equivalent. Accordingly, the Fund could be exposed to greater risk of non-payment in such circumstances which could adversely affect the Fund's net asset value and the market price per share of the Common Stock. Alternatively, the Fund could elect to dispose of such Municipal Obligations; however, the market prices for such Municipal Obligations may be lower than the Fund's purchase price for them and the Fund could sustain a capital loss as a result.

                           OTHER INVESTMENT PRACTICES

     Certain of the other investment practices in which the Fund may engage and that are described below may give rise to federal income tax. Under normal circumstances, the Fund does not intend to engage in those practices to a significant extent. The Fund's ability to engage in certain of these investment practices is also limited by the rating agency guidelines applicable to the APS. See 'Special Leverage Considerations' below and Appendix B to the SAI.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES

     The Fund may purchase Municipal Obligations on a when-issued basis, or may purchase or sell Municipal Obligations for delayed delivery. In when-issued or delayed delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Fund prior to the actual delivery or payment by the other party to the transaction. The Fund will not accrue income with respect to a when-issued or delayed delivery security prior to its stated delivery date. When the Fund purchases securities on a when-issued or delayed delivery basis, however, it immediately assumes the risks of ownership, including the risk of price fluctuation. Depending on market conditions, the Fund's when-issued and delayed delivery purchase commitments could cause its net asset value per share (and thus its market value per share) to be more volatile, because such securities may increase the amount by which the Fund's total assets, including the value of when-issued and delayed delivery securities held by the Fund, exceed its net assets. Failure by the issuer to deliver a security purchased on a when-issued or delayed delivery basis may result in a loss or missed opportunity to make an alternative investment.

SHORT-TERM TAX-EXEMPT AND TAXABLE INVESTMENTS

     The Fund normally invests substantially all of its assets in long-term Municipal Obligations. However, in order to invest cash reserves or when, in the opinion of Mitchell Hutchins, no suitable long-term Municipal Obligations are available, the Fund may invest up to 20% of its total assets in high quality short-term Municipal Obligations that are rated, at the time of investment, no lower than MIG-2 by Moody's, SP-2 by S&P or the equivalent by another NRSRO or, if unrated, that are determined by Mitchell Hutchins to be of comparable quality to Municipal Obligations that are rated at least MIG-2 or SP-2. These short-term Municipal Obligations may include variable or floating rate demand notes and similar instruments that trade as short-term obligations. For temporary defensive purposes, the Fund may invest without limit in such short-term Municipal Obligations.

     In addition, if in the opinion of Mitchell Hutchins no suitable short-term Municipal Obligations are available, the Fund temporarily may hold cash and, with respect to up to 20% of its total assets, invest in taxable money market instruments, including: (1) U.S. government securities; (2) high quality commercial paper that is rated, at the time of purchase, no lower than Prime-2 by Moody's or A-2 by S&P or, if unrated, that is determined by Mitchell Hutchins to be of comparable quality to commercial paper that is rated at least Prime-2 or A-2; (3) bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic banks); and (4) repurchase agreements with respect to any of the foregoing. Interest earned from such taxable investments will be taxable to stockholders as ordinary income when distributed. If the Fund were to hold cash, the cash would not earn interest, and the Fund's yield would be lower than if the cash had been invested. For temporary defensive purposes, the Fund may invest without limit in such taxable money market instruments.

HEDGING AND RELATED INCOME STRATEGIES

     The Fund may use options (both exchange-traded and over-the-counter) and futures contracts to attempt to enhance income and to reduce the overall risk of its investments (hedge). These strategies may generate taxable income. In addition, new financial products and risk management techniques continue to be developed and may be used if consistent with the Fund's investment objective and policies. The Fund's ability to use these strategies may be limited by market conditions, regulatory limits and tax considerations and is limited by the rating agency guidelines applicable to the APS. The Fund would only engage in these strategies if doing so would not adversely affect the rating of the APS by Moody's and S&P. The use of options and futures solely to enhance income may be considered a form of speculation. The Statement of Additional Information for the Fund contains further information on these strategies.

     The Fund might not use any hedging strategies, and there can be no assurance that any strategy used will succeed. If Mitchell Hutchins is incorrect in its judgment on market values, interest rates or other economic factors in using a hedging strategy, the Fund may have lower net income and a net loss on the investment. Each of these strategies involves certain risks, which include:

           the fact that the skills needed to use hedging instruments are different from those needed to select securities for the Fund;

           the possibility of imperfect correlation, or even no correlation, between price movements of hedging instruments and price movements of the securities being hedged;

           possible constraints placed on the Fund's ability to purchase or sell portfolio investments at advantageous times due to the need for the Fund to maintain 'cover' or to segregate securities; and

           the possibility that the Fund is unable to close out or liquidate its hedged position.

LENDING OF PORTFOLIO SECURITIES


     To attempt to enhance income (which would be taxable income), the Fund is authorized to lend portfolio securities with a value of up to 33 1/3% of its total assets to broker-dealers or institutional investors that Mitchell Hutchins deems qualified, but only if doing so would not adversely affect the rating of the APS by Moody's and S&P and only when the borrower maintains with the Fund's custodian acceptable collateral, in an amount, marked to market daily, at least equal to the market value of the securities loaned, plus accrued interest and dividends. Acceptable collateral is limited to cash, U.S. government securities and irrevocable letters of credit that meet certain guidelines established by Mitchell Hutchins. In determining whether to lend securities to a particular broker-dealer or institutional investor, Mitchell Hutchins will consider, and during the period of the loan will monitor, all relevant facts and circumstances, including the creditworthiness of the borrower. The Fund will retain authority to terminate any loans at any time. The Fund may pay reasonable fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash held as collateral to the borrower or placing broker. The Fund will receive reasonable interest on the loan or a flat fee from the borrower and amounts equivalent to any dividends, interest or other distributions on the securities loaned. The Fund will regain record ownership of loaned securities to exercise beneficial rights, such as voting and subscription rights, when regaining such rights is considered to be in the Fund's interest.


OTHER PRACTICES

     The Fund may invest up to 20% of its net assets in illiquid securities. The term 'illiquid securities' for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities and includes, among other things, securities subject to contractual restrictions on resale, repurchase agreements maturing in more than seven days and municipal lease obligations (including certificates of participation) other than those that Mitchell Hutchins has determined are liquid pursuant to guidelines established by the board of directors. To the extent the Fund invests in illiquid securities, the Fund may not be able to readily liquidate such investments, and would have to sell other investments if necessary to raise cash to meet its obligations. The lack of a liquid secondary market for illiquid securities may make it more difficult for the Fund to assign a value to those securities for purposes of valuing the Fund's portfolio and calculating its net asset value. The Fund also may invest in stand-by commitments with respect to Municipal Obligations it purchases or holds. The Fund may engage in short-sales 'against the box.'

                        SPECIAL LEVERAGE CONSIDERATIONS

PREFERRED STOCK

     On August 12, 1993, the Fund issued 800 shares of APS Series A, 800 shares of APS Series B and 800 shares of APS Series C, having an aggregate liquidation preference of $120,000,000. The net proceeds to the Fund of the sale of the APS, after deduction of underwriting discounts and offering expenses, was $117,667,500. On November 28, 1994, in connection with the acquisition by the Fund of the assets and liabilities of PaineWebber Premier Intermediate Tax-Free Income Fund Inc., the Fund issued 600 shares of APS Series D, having an aggregate liquidation preference of $30,000,000. The Fund has the right to issue addditional APS or other preferred stock to the maximum extent permitted under the 1940 Act.

     The APS have resulted (and any issuance of other preferred stock would result) in the financial leveraging of the Common Stock. The use of leverage is a speculative investment technique and involves special risks to the Common Stockholders. These include the possibility of higher volatility of both the net asset value and the market value of the Common Stock. Also, fluctuations in the dividend rate on the APS will affect the dividends on the Common Stock. So long as the Fund is able to realize a higher net rate of return on its investment portfolio than the then current dividend rate on the APS (or on any other preferred stock issued by the Fund) together with other related expenses, the effect of the leverage will be to cause Common Stockholders to realize higher current net investment income than if the Fund were not leveraged. There can be no assurance, however, that the Fund will be able to realize a higher net return. To the extent that the then current dividend rate on the APS approaches the net return on the Fund's investment portfolio, the benefit of leverage to Common Stockholders will be reduced, and if the then current dividend rate on the APS were to exceed the net return on the Fund's portfolio, the Fund's leveraged capital structure would result in a lower yield to Common Stockholders than if the Fund were not leveraged.


     Each Series of APS pays dividends at rates that normally are tax-exempt and that are adjusted to market based on an auction process. Rates normally are adjusted every 7 days on APS Series A, every 28 days on APS Series B, every three months on APS Series C and every 7 days on APS Series D. As of March 31, 1997, the dividend rate payable on APS Series A was 3.685%, the dividend rate payable on APS Series B was 3.505%, the dividend rate payable on APS Series C was 3.495%, and the dividend rate payable on APS Series D was 3.417%. Based on those dividend rates, the Fund must experience a net annual return of approximately 1.20% in order to cover the annual dividend payments on the APS. There can be no assurance that the Fund will continue to realize a higher net rate of return on its investment portfolio than the dividend rate that must be paid on the APS. The following table may assist the investor in understanding the effects of leverage by illustrating the effect of leverage on return to a Common Stockholder. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.


Assumed Return on Portfolio
  (Net of Expenses)............................        - 10%          - 5%             0%          5%          10%
Corresponding Return to Common
  Stockholder..................................     - 16.98%       - 9.40%        - 1.82%       5.76%       13.34%



     Any decline in the net asset value of the Fund's investments will be borne entirely by Common Stockholders. Accordingly, the effect of leverage in a declining market would be a greater decrease in the net asset value of the Common Stock than if the Fund were not leveraged and could adversely affect the Fund's ability to make dividend payments on its Common Stock. Any such decrease may be reflected in a greater decline in the market price of the Common Stock. If the Fund's current investment income were not sufficient to meet dividend requirements on the APS, it could become necessary for the Fund to liquidate certain of its investments, thereby reducing net assets and, therefore, the net asset value of the Common Stock. Such liquidations would cause the Fund to incur transaction costs and might also cause the Fund to realize gains on securities held for less than three months. Because, under current tax laws, the Fund must derive less than 30% of its annual gross income from the sale or other disposition of stocks or other securities held for less than three months to maintain its status as a regulated investment company ('RIC'), such securities gains would limit the ability of the Fund to sell other securities held for less than three months that it might wish to sell in the ordinary course of its portfolio management and thus might adversely affect its yield. Moreover, while dividends on the APS, which are cumulative, are unpaid, no dividends or other distributions would be permitted to be paid on Common Stock until the Fund resumed its payments of dividends on the APS as required.

     Under the 1940 Act, the value of the Fund's total assets, less all liabilities and indebtedness not deemed to be senior securities under the 1940 Act, must be at least equal to 200% of the aggregate liquidation value of the preferred stock (plus any outstanding indebtedness deemed to be senior securities) at any time that the Fund pays a dividend or makes any other distribution on Common Stock (other than a distribution payable in Common Stock) or any time the Fund repurchases Common Stock, in each case after giving effect to such dividend, distribution or repurchase. This requirement could impair the ability of the Fund to maintain its qualification as a RIC for federal tax purposes. To the extent necessary, the Fund intends to purchase or redeem preferred stock in order to maintain asset coverage at the required 200% level. In such circumstances, the Fund may have to liquidate portfolio securities in order to meet redemption requirements. This could have the effect of reducing the Fund's future net income. Such liquidations would cause the Fund to incur related transaction costs. In addition, such liquidations might require the Fund to realize capital gains or losses at a time that it would not otherwise and might limit the ability of the Fund to dispose of other securities that it might wish to sell in the ordinary course of portfolio management, and thus might adversely affect the Fund's yield. Such redemptions could also require the Fund to pay redemption premiums, which would adversely affect the Common Stockholders.

     The APS have received ratings of aaa from Moody's and AAA from S&P. The rating agencies have established guidelines and other requirements with which the Fund has agreed to comply for so long as the APS are outstanding and are rated by Moody's and S&P. The rating agencies' portfolio guidelines establish a set of tests for portfolio composition and asset coverage that supplement (and in some cases are more restrictive than) the applicable requirements under the 1940 Act and the Fund's investment policies. These guidelines include asset coverage requirements which are more restrictive than those under the 1940 Act, restrictions on certain portfolio investments and investment practices, requirements that the Fund maintain a portion of its assets in short-term high quality fixed-income securities and certain mandatory redemption requirements. The rating agency requirements also impose certain minimum issue size, geographic diversification and other requirements for determining portfolio assets that are eligible for computing compliance with their asset coverage requirements. The ability of the Fund to comply with such asset coverage maintenance ratios may be subject to circumstances which are beyond the control of the Fund, such as market conditions for its portfolio securities. The terms of the APS prohibit the payment of dividends or distributions on the Common Stock in the event the Fund fails to meet such asset coverage maintenance ratios and, in such circumstances, also provide for mandatory redemption of the APS, with the potential adverse effects discussed above. For additional information concerning rating agency guidelines and restrictions, see Appendix B to the SAI.

     In accordance with the 1940 Act, the holders of the APS have special voting rights, including the right to elect at least two directors at all times. See 'Description of Capital Stock -- Auction Preferred Shares -- Voting Rights.'

     The issuance of the APS has entailed certain costs and expenses, such as underwriting discounts, fees associated with the registration of the APS with the SEC, filings under state securities laws, rating agency fees, legal and accounting fees, printing costs, and will entail certain other ongoing expenses, such as administrative and accounting fees. These costs and expenses have been or will be borne by the Fund. The initial costs and expenses of the APS have been reflected as a reduction in the net asset value of the Common Stock. Ongoing expenses associated with the APS will be reflected as a reduction in the investment income that otherwise would be available for distribution to Common Stockholders.

     The Fund does not expect to realize significant taxable income. For federal tax purposes, however, net realized capital gains and other taxable income, if any, will be allocated (along with tax-exempt income) between Common Stockholders and the holders of the APS in proportion to total distributions paid to each class of stockholders for the year in which such capital gains or other taxable income is realized or earned. The holders of the APS are entitled to receive dividends on a cumulative basis before any dividend or other distribution may be paid to Common Stockholders. Moreover, the terms of the APS require that, if any portion of a dividend or other distribution to the holders of the APS is taxable, the Fund must pay an additional dividend on the APS in an amount such that the net after-tax return on the APS will be the same as the net after-tax return that would have been derived if the initial dividends paid to the holders of the APS had qualified in their entirety as tax-exempt income. Any such additional dividends paid to holders of the APS will reduce the net investment income of the Fund available for distribution to Common Stockholders.

BORROWINGS

     The Fund is permitted to borrow money to finance Common Stock repurchases and tender offers or for investment purposes from banks and other entities or through reverse repurchase agreements in an amount not in excess of 33 1/3% of total assets (including the amount of the borrowing and any other senior securities representing indebtedness issued, but reduced by any liabilities and indebtedness not constituting senior securities). Borrowing by the Fund would create leverage and would entail speculative factors similar to those applicable to the issuance of preferred stock. If borrowings are made on a secured basis, the custodian will segregate the pledged assets for the benefit of the lender or arrangements will be made with a suitable subcustodian, which may include the lender. The Fund has no current intention of borrowing money for investment purposes during the coming year. See 'Description of Capital Stock -- Common Stock Repurchases and Tender Offers.'

                             MANAGEMENT OF THE FUND


     Subject to the supervision of the Fund's board of directors, investment advisory and administration services will be provided to the Fund by Mitchell Hutchins pursuant to an Investment Advisory and Administration Contract dated May 26, 1993 ('Advisory Contract'). Mitchell Hutchins' principal business address is 1285 Avenue of the Americas, New York, New York 10019. Mitchell Hutchins is a wholly owned subsidiary of PaineWebber, which is a wholly owned subsidiary of Paine Webber Group Inc., a publicly held financial services holding company. Mitchell Hutchins provides investment advisory and portfolio management services to investment companies, pension funds and other institutional, corporate and individual clients. As of April 30, 1997, total assets under Mitchell Hutchins' management exceeded $43 billion. As of that date, Mitchell Hutchins served as investment adviser or sub-adviser to 30 registered investment companies with 65 separate portfolios having aggregate assets of approximately $32.3 billion.



     Pursuant to the Advisory Contract, Mitchell Hutchins provides a continuous investment program for the Fund and makes investment decisions and places orders to buy, sell or hold particular securities; Mitchell Hutchins also supervises all matters relating to the operation of the Fund and obtains for it corporate officers, clerical staff, office space, equipment and services. As compensation for its services, Mitchell Hutchins is entitled to receive a fee, computed weekly and paid monthly, in an amount equal to the annual rate of 0.90% of the Fund's average weekly net assets. During the last fiscal year, Mitchell Hutchins waived 0.25% of its investment advisory and administration fees. This waver continues to be in effect, but Mitchell Hutchins may discontinue it at any time.



     The Fund incurs various other expenses in its operations, such as custody and transfer agency fees, brokerage commissions, professional fees, expenses of board and shareholder meetings, fees and expenses relating to registration of its Common Stock, taxes and governmental fees, fees and expenses of the directors, costs of obtaining insurance, expenses of printing and distributing shareholder materials, organizational expenses, including costs or losses to any litigation. For the fiscal years ended March 31, 1997, March 31, 1996, and March 31, 1995, the Fund's total expenses, stated as a percentage of average net assets attributable to Common Stock, were 1.76% (1.38% after fee waivers), 1.65% (1.33% after fee waivers) and 1.74%, respectively.



     Elbridge (Ebby) T. Gerry III and Richard S. Murphy are co-portfolio managers of the Fund. Mr. Gerry, a senior vice president and a portfolio manager of Mitchell Hutchins, has been responsible for the day-to-day management of the Fund's portfolio since January 1996. Mr. Gerry has portfolio management responsibility for over $4.2 billion in municipal assets at Mitchell Hutchins, including municipal bond and money funds and private accounts. From 1981 to 1996, he was associated with J.P. Morgan Private Banking where he was responsible for managing municipal assets, including several municipal bond funds. Mr. Murphy is a senior vice president and portfolio manager of Mitchell Hutchins. Prior to joining Mitchell Hutchins in March 1994, Mr. Murphy was a vice president at American International Group. Mr. Murphy has held his Fund responsibilities since October 1, 1996. Other members of Mitchell Hutchins' tax-exempt investments group provide input on market outlook, interest rate forecasts, and other considerations pertaining to tax-exempt investments.


     Mitchell Hutchins investment personnel may engage in securities transactions for their own accounts pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.

         DIVIDENDS AND OTHER DISTRIBUTIONS; DIVIDEND REINVESTMENT PLAN

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Fund declares and pays monthly cash dividends to Common Stockholders at a level rate that, on an annual basis and after the payment of dividends on any outstanding preferred stock, results in the distribution of all of the Fund's net investment income. The dividend rate is adjusted by the Fund's board of directors as necessary to reflect the performance of the Fund. Dividend levels are determined by the Fund's board of directors after giving consideration to a number of factors, including the Fund's undistributed net investment income, historical and projected net investment income, expenses and projected payments to preferred stockholders. The Fund's policy to pay dividends on the Common Stock on this basis may be changed by its board of directors without notice to stockholders.


     The Fund intends to distribute annually to Common Stockholders substantially all of its realized net capital gain (the excess of net long-term capital gain over net short-term capital loss) and its realized net short-term capital gain to the extent that such capital gains are not necessary to satisfy the dividend, redemption or liquidation preferences of the APS or any other preferred stock.


     To enable the Fund to maintain level monthly dividends, the Fund anticipates that its monthly dividends may from time to time represent less or more than the entire amount of net investment income earned by the Fund in the period to which the dividend relates. Undistributed net investment income would be available to supplement future distributions which might otherwise have been reduced by reason of a decrease in the Fund's monthly net income due to fluctuations or expenses or due to an increase in the dividend rate on the Fund's outstanding preferred stock. As a result, dividends paid by the Fund for any particular monthly period may be more or less than the amount of net investment income earned by the Fund during the related period. Undistributed net investment income will be reflected in the Fund's net asset value, and correspondingly, distributions from undistributed net investment income will reduce the Fund's net asset value.

     For federal tax purposes, the Fund is required to allocate tax-exempt income, net realized capital gains and any other taxable income between shares of Common Stock and shares of any preferred stock in proportion to the total dividends and other distributions paid to each class for the year in which such tax-exempt income, net realized capital gains or other taxable income is earned or realized. See 'Taxes.'

     While any shares of the APS are outstanding, the Fund may not declare any cash dividend or other distribution on its Common Stock unless at the time of such declaration: (1) all accrued dividends on the APS have been paid; (2) any required redemptions of the APS have been made; (3) after giving effect to the dividend or other distribution, the asset coverage requirements imposed by the rating agencies then rating the APS would be satisfied; and (4) the Fund's total assets, less all liabilities and indebtedness not deemed to be senior securities under the 1940 Act (determined after deducting the amount of such dividend or other distribution), are at least 200% of the liquidation value of the outstanding APS (plus any outstanding indebtedness deemed to be senior securities). Under certain circumstances, these limitations could impair the ability of the Fund to maintain its qualification for treatment as a RIC. See 'Taxes.' For further information regarding the impact of the issuance of the APS on the payment of dividends and other distributions on the Common Stock, see 'Special Leverage Considerations.'

DIVIDEND REINVESTMENT PLAN

     The Fund has established the Plan, under which all Common Stockholders whose shares are registered in their own names, or in the name of PaineWebber or its nominee, have all dividends and other distributions on their shares of Common Stock automatically reinvested in additional shares, unless such Common Stockholders elect to receive cash. Common Stockholders may affirmatively elect to receive all dividends and other distributions in cash paid by check mailed directly to them by PNC Bank, National Association ('Transfer Agent'), as dividend disbursing agent. Common Stockholders who elect to hold their shares in the name of a broker or nominee other than PaineWebber or its nominee should contact such broker or other nominee to determine whether, or how, they may participate in the Plan. The ability of such Common Stockholders to participate in the Plan may change if their shares of the Common Stock are transferred into the name of another broker or nominee.

     The Transfer Agent serves as agent for the Common Stockholders in administering the Plan. After the Fund declares a dividend or determines to make a capital gain distribution, the Transfer Agent, as agent for the participants, receives the cash payment and uses it to buy shares of Common Stock in the open market, on the NYSE or otherwise, for the participants' accounts. Such shares may be purchased at prices that are higher or lower than the net asset value per share of the Common Stock at the time of purchase. The number of shares purchased with each dividend or other distribution for a particular Common Stockholder equals the result obtained by dividing the amount of the dividend or other distribution payable to that stockholder by the average price per share (including applicable brokerage commissions) that the Transfer Agent was able to obtain in the open market. The Fund will not issue any new shares of Common Stock in connection with the Plan. The Transfer Agent maintains all stockholder accounts in the Plan and furnishes written confirmations of all transactions in the accounts, including information needed by stockholders for personal and tax records. Shares in the account of each Plan participant are held by the Transfer Agent in non-certificated form in the name of the participant, and each stockholder's proxy includes those shares of Common Stock purchased pursuant to the Plan.

     There is no charge to participants for reinvesting dividends or other distributions. The Transfer Agent's fees for the handling of reinvestment of distributions are paid by the Fund. However, each participant pays a pro rata share of brokerage commissions incurred with respect to the Transfer Agent's open market purchases of Fund shares in connection with the reinvestment of distributions.

     The automatic reinvestment of dividends and other distributions in shares of Common Stock will not relieve participants of any income tax that may be payable on such distributions. See 'Taxes.'


     A holder who has elected to participate in the Plan may terminate participation in the Plan at any time without penalty, and Common Stockholders who have previously terminated participation in the Plan may rejoin it at any time. Changes in elections must be made in writing to the Transfer Agent and should include the stockholder's name and address as they appear on the share certificate or in the Transfer Agent's records. An election to terminate participation in the Plan, until such election is changed, will be deemed to be an election by a Common Stockholder to take all subsequent distributions in cash. An election will be effective only for distributions declared and having a record date at least ten days after the date on which the election is received.


     Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan with respect to any dividend or other distribution if notice of the change is sent to Plan participants at least 30 days before the record date for such distribution. The Plan also may be amended or terminated by the Transfer Agent by at least 30 days' written notice to all Plan participants. All correspondence concerning the Plan should be directed to the Transfer Agent at PNC Bank, National Association, c/o PFPC Inc., P.O. Box 8950, Wilmington, Delaware 19899.

                                     TAXES

     The Fund intends to continue to qualify for treatment as a RIC under the Internal Revenue Code. For each taxable year that the Fund so qualifies, it will be relieved of federal income tax on that part of its investment company taxable income (consisting generally of taxable net investment income, net short-term capital gain and net realized gains from certain hedging transactions) and net capital gain that is distributed to its stockholders.

     Distributions by the Fund of the excess of tax-exempt interest income over certain amounts disallowed as deductions, which the Fund designates as 'exempt-interest dividends,' generally may be excluded from gross income by its stockholders for federal income tax purposes; those distributions may, however, be taxable for state and local tax purposes. In order to pay exempt-interest dividends, the Fund must (and intends to continue to) satisfy the requirement that, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of obligations the interest on which is tax-exempt.

     If the Fund invests in any instruments that generate taxable income, under the circumstances described in 'Other Investment Practices -- Short-Term Tax-Exempt and Taxable Investments,' distributions of the interest earned thereon will be taxable to the Fund's stockholders as ordinary income to the extent of its earnings and profits. Moreover, if the Fund realizes capital gains as a result of market transactions, distributions of those gains also will be taxable to its stockholders.

     Interest on indebtedness incurred or continued by a stockholder to purchase or carry shares of Common Stock is not deductible to the extent that interest relates to exempt-interest dividends received from the Fund. If the Fund invests in certain private activity bonds, the portion of the Fund's exempt-interest dividends that is attributable to the interest it earns thereon and that is specified in an annual notice from the Fund must be treated by its stockholders as a Tax Preference Item in calculating their liability for the AMT. Corporate stockholders, however, must include all of their exempt-interest dividends in calculating their adjusted current earnings for purposes of the AMT.

     The Fund notifies its stockholders following the end of each calendar year of the amounts of exempt-interest dividends, taxable dividends and capital gain distributions paid (or deemed paid) that year and of any portion thereof that is a Tax Preference Item. Dividends and other distributions declared by the Fund in October, November or December of any year and payable to stockholders of record on a date in any of those months will be deemed to have been paid by the Fund and received by those stockholders on December 31 of that year if the distributions are paid by the Fund during the following January. Accordingly, those distributions will be reported by those stockholders for the year in which that December 31 falls.

     Upon  a  sale or  exchange  of shares  of  Common Stock  (including  a sale pursuant to  a  share  repurchase  or  tender  offer  by  the  Fund),  a  Common
Stockholder generally will realize a taxable gain or loss (equal to the difference between his adjusted basis for the shares and the amount realized), which will be treated as a capital gain or loss if the shares are capital assets in the stockholder's hands and will be a long-term capital gain or loss if the shares have been held for more than one year. Notwithstanding this general rule, however, any loss realized on a sale or exchange of shares of Common Stock (1) will be disallowed to the extent of any exempt-interest dividends received on those shares, and any loss not disallowed will be treated as a long-term, rather than as a short-term, capital loss to the extent of any capital gain distributions received thereon, if the shares were held for six months or less, and (2) will be disallowed to the extent those shares are replaced by other shares of Common Stock within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the shares (which could occur, for example, as the result of participation in the Plan), in which event the replacement shares' basis will be adjusted to reflect the disallowed loss.

     Investors also should be aware that if shares of the Common Stock are purchased shortly before the record date for any distribution, the investor will pay full price for the shares and could receive some portion of the price back as an exempt-interest dividend, a taxable dividend or capital gain distribution.

     The foregoing is only a summary of the important federal tax considerations generally affecting the Fund and the Common Stockholders; see the SAI for a further discussion. There may be other federal, state or local tax considerations applicable to a particular investor. Prospective stockholders are therefore urged to consult their tax advisers.

                          DESCRIPTION OF CAPITAL STOCK

     The Fund is authorized to issue 200 million shares of capital stock, $.001 par value. Currently, 800 shares of capital stock are classified as APS Series A, 800 shares of capital stock are classified as APS Series B, 800 shares of capital stock are classified as APS Series C and 600 shares of capital stock are classified as APS Series D. All remaining shares of capital stock are classified as Common Stock. The description set forth below under 'Common Stock' and 'Auction Preferred Shares' is subject to the provisions contained in the Fund's Articles of Incorporation and By-Laws.

COMMON STOCK

     Shares of the Common Stock have no preemptive, conversion, exchange or redemption rights. Each share has equal voting, dividend, distribution and liquidation rights. The outstanding shares of Common Stock are, and those offered hereby, when issued, will be, fully paid and nonassessable. Except as otherwise indicated in this Prospectus and except as otherwise required by applicable law, holders of shares of the APS have equal voting rights with Common Stockholders (one vote per share) and will vote together with Common Stockholders as a single class. All voting rights for the election of directors are noncumulative, which means that the holders of more than 50% of the shares can elect 100% of the directors then nominated for election if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. However, the holders of the APS, voting as a class, are entitled to elect two directors. The rights of the holders of the Common Stock to elect directors and to vote on other matters are subject to the voting rights of the APS, as discussed below under 'Description of Capital Stock -- Auction Preferred Shares.'

     Under the rules of the NYSE applicable to listed companies, the Fund normally is required to hold an annual meeting of stockholders in each year. If the Fund is converted to an open-end investment company or if for any other reason the Fund's shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of stockholders), the Fund may decide not to hold annual meetings of stockholders. See 'Description of Capital Stock -- Common Stock Repurchases and Tender Offers; Description of Capital Stock -- Conversion to Open-End Investment Company.'


     Shares of closed-end investment companies, including the Fund, frequently trade at a discount to their net asset values. Whether investors will realize gains or losses upon the sale of Common Stock will not depend directly upon the Fund's net asset value, but will depend upon whether the market price of the Common Stock at the time of sale is above or below the original purchase price for the shares. This market risk is separate and distinct from the risk that the Fund's net asset value may decrease. Accordingly, the Common Stock is designed primarily for long-term investors, and investors in the Common Stock should not view the Fund as a vehicle for trading purposes.


     Any additional offerings of the Fund's Common Stock, if made, will require approval of its board of directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then current net asset value, exclusive of underwriting discounts and commissions, except, among other things, in connection with an offering to existing stockholders or with the consent of a majority of the holders of the Fund's outstanding voting securities.


     The following chart indicates the Fund's preferred and common shares outstanding as of [July 31, 1997].


                                                                                                  AMOUNT OUTSTANDING
                                                                                                     EXCLUSIVE OF
                                                                               AMOUNT HELD          AMOUNT HELD BY
                                                                              BY REGISTRANT           REGISTRANT
                   TITLE OF CLASS                      AMOUNT AUTHORIZED    OR FOR ITS ACCOUNT    OR FOR ITS ACCOUNT
----------------------------------------------------   -----------------    ------------------    ------------------

Common Stock........................................      [199,997,000]          --                     [20,628,363]
APS Series A........................................               800           --                             800
APS Series B........................................               800           --                             800
APS Series C........................................               800           --                             800
APS Series D........................................               600           --                             600

AUCTION PREFERRED SHARES

     General. Holders of the APS are entitled to receive cumulative cash dividends at an adjustable rate determined through an auction process. See 'Special Leverage Considerations -- Preferred Stock.' All outstanding shares of APS are fully paid and non-assessable, have no preemptive or conversion rights and are not subject to any sinking fund provisions. As long as the APS are outstanding, the composition of the Fund's investment portfolio will reflect guidelines established by the rating agencies rating the APS. See 'Appendix B' to the SAI.

     Liquidation Preference. Upon a liquidation of the Fund, whether voluntary or involuntary, the holders of the APS then outstanding will be entitled to receive and to be paid out of the assets of the Fund available for distribution to its stockholders, before any payment or distribution shall be made on the Common Stock or on any other class of stock of the Fund ranking junior to the APS upon liquidation, an amount equal to the liquidation preference with respect to the APS. The liquidation preference for the APS is $50,000 per share, plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated but unpaid to the date of final distribution. After the payment to the holders of the APS of the full preferential amounts, the holders of APS as such shall have no right or claim to any of the remaining assets of the Fund. Neither the sale of all or substantially all the property or business of the Fund, nor the merger or consolidation of the Fund into or with any other corporation nor the merger or consolidation of any other corporation into or with the Fund shall be a liquidation, whether voluntary or involuntary, for the purposes of this paragraph.

     Voting Rights. Holders of the APS generally will have equal voting rights with holders of Common Stock (one vote per share) and generally will vote together with Common Stockholders as a single class. However, in connection with the election of the Fund's directors, holders of outstanding shares of preferred stock, including any APS, voting as a separate class, are entitled to elect two of the Fund's directors; the remaining directors are elected by Common Stockholders and preferred stockholders, including any APS, voting as a single class. In addition, if at any time dividends (whether or not earned or declared) on any outstanding preferred stock, including the APS, shall be due and unpaid in an amount equal to two full years' dividends thereon, then the holders of outstanding shares of preferred stock, including any APS, voting as a separate class, will be entitled to elect a majority of the total number of directors of the Fund so long as such dividends remain unpaid.

     So long as any of the APS are outstanding, the Fund will not, without the affirmative vote of a majority of the outstanding APS, determined with reference to a 'majority of outstanding voting securities' as that term is defined in
Section 2(a)(42) of the 1940 Act (voting separately as one class): (a) authorize, create or issue any class or series of stock ranking prior to or on a parity with the APS with respect to the payment of dividends or the distribution of assets upon liquidation or increase the authorized amount of APS (except that the Fund may, without the vote of the holders of APS, authorize, create or issue classes or series of preferred stock ranking on a parity with the APS with respect to the payment of dividends and the distribution of assets upon liquidation subject to continuing compliance by the Fund with the asset coverage requirement of the 1940 Act and APS basic maintenance amount requirements established by Moody's or S&P; provided that the Fund obtains written confirmation from Moody's (if Moody's is then rating the APS) and S&P (if S&P is then rating the APS) that the issuance of any such additional class or series of preferred stock would not impair the rating then assigned by such rating agency to the APS), (b) amend, alter or repeal the Fund's Articles of Incorporation insofar as they relate to the APS ('APS Provisions'), whether by merger, consolidation or otherwise, so as to affect any preference, right or power of such APS or the holders thereof; provided that (i) none of the actions permitted by the exception to (a) above will be deemed to affect such preferences, rights or powers and (ii) the authorization, creation and issuance of classes or series of stock ranking junior to the APS with respect to payment of dividends and the distribution of assets upon liquidation will be deemed to affect such preferences, rights or powers only if Moody's or S&P is then rating the Fund and such issuance would, at the time thereof, cause the Fund not to satisfy the asset coverage or APS basic maintenance amount referred to above, or (c) file a voluntary application for relief under federal bankruptcy law or any similar application under state law for so long as the Fund is solvent and does not foresee becoming insolvent.

     The Fund's board of directors may, however, without approval of the holders of APS, amend, alter or repeal any or all of the definitions required to be contained in the APS Provisions by the rating agencies in the event the Fund receives written confirmation from the appropriate rating agency that any such amendment, alteration or repeal would not impair the ratings then assigned to the APS by such rating agency. Unless a higher percentage is provided for under 'Description of Capital Stock -- Certain Anti-Takeover Provisions of the Articles of Incorporation,' the affirmative vote of the holders of a majority of the outstanding APS, voting as a separate class, will be required to approve any plan of reorganization (as such term is defined under the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders under
Section 13(a) of the 1940 Act including, among other things, changes in the Fund's investment objective or changes in the investment restrictions described as fundamental policies under 'Investment Limitations' in the SAI. The class vote of holders of APS described above will in each case be in addition to a separate vote of the requisite percentage of shares of Common Stock necessary to authorize the action in question. To the extent permitted by the 1940 Act, each Series of APS may vote as a separate series in certain circumstances.

     The foregoing voting provisions will not apply with respect to the APS if, at or prior to the time when a vote is required, such APS shall have been (i) redeemed or (ii) called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Redemption, Purchase and Sale of APS by the Fund. The APS are redeemable by the Fund in whole or in part at the original purchase price per share plus accrued dividends per share and any applicable redemption premium. Any redemption or purchase of shares of the APS or any other preferred stock by the Fund will reduce the leverage applicable to shares of Common Stock, while any resale of shares by the Fund will increase such leverage. See 'Special Leverage Considerations.'

     The board of directors, without the approval of the Common Stockholders, may authorize an additional offering of preferred stock and may fix the terms of the preferred stock to be offered.

COMMON STOCK REPURCHASES AND TENDER OFFERS


     In recognition of the possibility that the Common Stock might trade at a discount from net asset value and that any such discount may not be in the best interest of Common Stockholders, the Fund's board of directors has determined that it will from time to time consider taking action to attempt to reduce or eliminate any discount. To that end, the board, in consultation with Mitchell Hutchins, at least annually considers whether to repurchase shares of the Common Stock in the open market or to make a tender offer for shares of the Common Stock at their net asset value. At such times, the board may consider such factors as the market price of the Common Stock, the net asset value of the Common Stock, the liquidity of the assets of the Fund, whether such transactions would impair the Fund's status as a RIC or result in a failure to comply with applicable asset coverage requirements, general economic conditions and such other events or conditions that may have a material effect on the Fund's ability to consummate such transactions. Under certain circumstances, it is possible that open market repurchases or tender offers may constitute a distribution under the Internal Revenue Code to the remaining stockholders of the Fund. The board may at any time, however, decide that the Fund should not repurchase shares or make a tender offer. Common Stock will not be repurchased unless after such repurchase the Fund would continue to satisfy the asset coverage requirements imposed under the 1940 Act with respect to the APS and asset coverage requirements that may be imposed by any rating agency as a condition of its rating of the APS. The Fund may borrow to finance repurchases and tender offers. Interest on any such borrowings will reduce the Fund's net income. See 'Special Leverage Considerations -- Borrowings.'


     There is no assurance that repurchases or tender offers will result in the Common Stock trading at a price that is equal or close to its net asset value per share. The market price of shares of the Common Stock will be determined by, among other things, the relative demand for and supply of such shares in the market, the Fund's investment performance, the Fund's dividends and yield and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives. Nevertheless, the fact that the Common Stock may be the subject of tender offers at net asset value from time to time may reduce the spread that might otherwise exist between the market price of the Common Stock and net asset value per share. In the opinion of Mitchell Hutchins, sellers may be less inclined to accept a significant discount if they have a reasonable expectation of being able to recover net asset value in conjunction with a possible tender offer.

     Although the board of directors believes that share repurchases and tender offers generally would have a favorable effect on the market price of the Common Stock, it should be recognized that the Fund's acquisition of shares of the Common Stock would decrease the Fund's total assets and therefore have the effect of increasing the Fund's expense ratio and decreasing the asset coverage with respect to any outstanding APS. Because of the nature of the Fund's investment objective, policies and portfolio, under current market conditions Mitchell Hutchins anticipates that repurchases and tender offers generally should not have a material, adverse effect on the Fund's investment performance and that Mitchell Hutchins generally should not have any material difficulty in disposing of portfolio securities in order to consummate share repurchases and tender offers; however, this may not always be the case.

     Any tender offer made by the Fund for shares of the Common Stock generally would be at a price equal to the net asset value of the shares on a date subsequent to the Fund's receipt of all tenders. Each offer would be made, and the Common Stockholders would be notified, in accordance with the requirements of the Securities Exchange Act of 1934 and the 1940 Act, either by publication or mailing or both. Each person tendering shares would pay to the Fund's Transfer Agent a service charge to help defray certain costs, including the processing of tender forms, effecting payment, postage and handling.

The Fund expects that the costs of effecting a tender offer would exceed the aggregate of all service charges received from those who tender their shares. Costs associated with the tender would be charged against capital.


     Tendered shares of Common Stock that have been accepted and purchased by the Fund will be held in the Fund's treasury until retired by the board. If tendered shares are not retired, the Fund may hold, sell or otherwise dispose of the shares for any lawful corporate purpose as determined by the board of directors.


CONVERSION TO OPEN-END INVESTMENT COMPANY

     The Fund's board of directors will consider from time to time whether it would be in the best interests of the Fund and its Common Stockholders to convert the Fund to an open-end investment company. If the board of directors determines that such a conversion would be in the best interests of the Fund and its Common Stockholders and is consistent with the 1940 Act, the board will submit to the Fund's stockholders, at the next succeeding annual or special meeting, a proposal to amend the Fund's Articles of Incorporation to so convert the Fund. Such amendment would provide that, upon its adoption by the holders of at least a majority of the Fund's outstanding shares entitled to vote thereon, the Fund will convert from a closed-end to an open-end investment company. If the Fund converted to an open-end investment company, it would be able to continuously issue and offer for sale shares of the Common Stock, and each such share could be presented to the Fund at the option of the holder thereof for redemption at a price based on the then current net asset value per share. In such event, the Fund could be required to liquidate portfolio securities to meet requests for redemption, the Common Stock would no longer be listed on the NYSE and certain investment policies of the Fund would require amendment. In addition, conversion to an open-end investment company would require that the Fund redeem any outstanding shares of APS. The Fund might have to liquidate portfolio securities to finance such redemptions. See 'Special Leverage Considerations.'

     In considering whether to propose that the Fund convert to an open-end investment company, the board of directors will consider various factors, including, without limitation, the potential benefits and detriments to the Fund and its stockholders of conversion, the potential alternatives and the benefits and detriments associated therewith, and the feasibility of conversion given, among other things, the Fund's investment objective and policies. In the event of a conversion to an open-end investment company, the Fund may charge fees in connection with the sale or redemption of its shares. There can be no assurance that the board will conclude that such a conversion is in the best interest of the Fund or Common Stockholders. As an open-end investment company, the Fund may reserve the right to honor any request for redemption by making payment in whole or in part in securities chosen by the Fund and valued in the same way as they would be valued for purposes of computing the Fund's net asset value. If payment is made in securities, a shareholder may incur brokerage expenses in converting these securities into cash.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE ARTICLES OF INCORPORATION

     The Fund presently has provisions in its Articles of Incorporation that have the effect of limiting: (1) the ability of other entities or persons to acquire control of the Fund; (2) the Fund's freedom to engage in certain transactions; or (3) the ability of the Fund's directors or stockholders to amend the Articles of Incorporation. These provisions of the Articles of Incorporation may be regarded as 'anti-takeover' provisions. Under Maryland law and the Fund's Articles of Incorporation, the affirmative vote of the holders of at least a majority of the votes entitled to be cast is required for the consolidation of the Fund with another corporation, a merger of the Fund with or into another corporation (except for certain mergers in which the Fund is the successor), a statutory share exchange in which the Fund is not the successor, a sale or transfer of all or substantially all of the Fund's assets, the
dissolution   of  the  Fund  and  any   amendment  to  the  Fund's  Articles  of
Incorporation. In addition, the affirmative vote of the holders of at least 66 2/3% (which is higher than that required under Maryland law or the 1940 Act) of the outstanding shares of the Fund's capital stock is required generally to authorize any of the following transactions or to amend the provisions of the Articles of Incorporation relating to such transactions:

             (1) merger, consolidation or statutory share exchange of the Fund with or into any other corporation;

             (2) issuance of any securities of the Fund to any person or entity for cash;

             (3) sale, lease or exchange of all or any substantial part of the assets of the Fund to any entity or person (except assets having an aggregate market value of less than $1,000,000); or

             (4) sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000)

if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of more than 5% of the outstanding shares of the Fund (a 'Principal Shareholder'). A similar vote also would be required for any amendment of the Articles of Incorporation to convert the Fund to an open-end investment company by making any class of the Fund's capital stock a 'redeemable security,' as that term is defined in the 1940 Act. Such vote would not be required with respect to any of the foregoing transactions, however, when, under certain conditions, the board of directors approves the transaction, although in certain cases involving merger, consolidation or statutory share exchange or sale of all or substantially all of the Fund's assets or the conversion of the Fund to an open-end investment company, the affirmative vote of the holders of a majority of the outstanding shares of the Fund's capital stock would nevertheless be required. Reference is made to the Articles of Incorporation of the Fund, on file with the SEC, for the full text of these provisions. These voting rights are in addition to the rights of the holders of any preferred stock outstanding to vote as a single class on certain matters. See 'Description of Capital Stock -- Auction Preferred Shares.'

     The provisions of the Articles of Incorporation described above and the Fund's right to repurchase or make a tender offer for its shares could have the effect of depriving the Common Stockholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. See 'Description of Capital Stock -- Common Stock Repurchases and Tender Offers; Description of Capital Stock -- Conversion to Open-End Investment Company.' The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a Principal Shareholder. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's management, investment objective and policies. The board of directors of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its stockholders.

        CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

     State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, serves as custodian of the Fund's assets. PNC Bank, National Association, whose principal business address is Broad and Chestnut Streets, Philadelphia, Pennsylvania 19110, serves as transfer and dividend disbursing agent and registrar with respect to the Common Stock. Bankers Trust Company, Four Albany Street, New York, New York 10006 serves as the Auction Agent with respect to the APS and acts as transfer agent, registrar, dividend disbursing agent and agent for certain notifications for the Fund in connection with the APS.

                              FURTHER INFORMATION

     Further information concerning these securities and the Fund may be found in the Registration Statement, of which this Prospectus and the Fund's SAI constitute a part, on file with the SEC.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                                                                              PAGE
                                                                                                              ----

Investment Policies and Restrictions.......................................................................     1
Hedging and Related Income Strategies......................................................................     9
Directors and Officers.....................................................................................    15
Control Persons and Principal Holders of Securities........................................................    21
Investment Advisory Arrangements...........................................................................    21
Portfolio Transactions.....................................................................................    22
Valuation of Common Stock..................................................................................    24
Taxes......................................................................................................    25
Additional Information.....................................................................................    27
Financial Information......................................................................................    27
Appendix A.................................................................................................   A-1
Appendix B.................................................................................................   B-1

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
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

                                   APPENDIX A
                         TYPES OF MUNICIPAL OBLIGATIONS

     The Fund may invest in the following types of Municipal Obligations and in such other types of Municipal Obligations as become available on the market from time to time.

MUNICIPAL BONDS

     Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are 'general obligation' and 'revenue' bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are 'moral obligation' issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied 'moral obligation' of a related government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

INDUSTRIAL DEVELOPMENT BONDS AND PRIVATE ACTIVITY BONDS


     Industrial development bonds ('IDBs') and private activity bonds ('PABs') are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed. The Fund may invest 25% or more of its assets in IDBs and PABs.


     IDBs issued after August 15, 1986 generally are considered PABs, and to the extent the Fund invests in such PABs, stockholders generally will be required to include a portion of their exempt-interest dividends in calculating their liability for the AMT. See 'Taxes.'

MUNICIPAL LEASE OBLIGATIONS

     Municipal lease obligations are Municipal Obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain Municipal Obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's use or occupancy of such property. This 'abatement risk' may be reduced by the existence of insurance covering the leased property, the maintenance by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

     The liquidity of municipal lease obligations varies. See 'Other Investment Practices.' Certain municipal lease obligations contain 'non-appropriation' clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a 'non-appropriation' lease, the Fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might prove difficult. The Fund does not intend to invest a significant portion of its assets in such 'non-appropriation' municipal lease obligations. There is no limitation on the Fund's ability to invest in other municipal lease obligations.

ZERO COUPON OBLIGATIONS

     The Fund may invest up to 10% of its total assets in zero coupon Municipal Obligations. Such obligations include 'pure zero' obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and 'zero/fixed' obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of Municipal Obligations from which the interest components have been stripped and sold separately by the holders of the underlying Municipal Obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing interest rates than obligations of comparable maturities that make current distributions of interest. While zero coupon Municipal Obligations will not contribute to the cash available to the Fund for purposes of paying dividends to stockholders, Mitchell Hutchins believes that limited investments in such securities may facilitate the Fund's ability to preserve capital while generating tax-free income through the accrual of original issue discount. Zero coupon Municipal Obligations will not be counted as income-producing securities for purposes of the Fund's policy of normally investing at least 65% of its total assets in income-producing securities. Zero coupon Municipal Obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors. See 'Other Investment Practices.'

FLOATING AND VARIABLE RATE OBLIGATIONS

     The Fund also may purchase floating and variable rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under the demand feature of such notes and bonds generally are secured by bank letters of credit or other credit support arrangements. There frequently will be no secondary market for variable and floating rate obligations held by the Fund, although the Fund may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

PARTICIPATION INTERESTS

     The Fund may invest in participation interests in municipal bonds, including IDBs, PABs and floating and variable rate securities. A participation interest gives the Fund an undivided interest in a municipal bond owned by a bank. The Fund has the right to sell the instrument back to the bank. Such right is generally backed by the bank's irrevocable letter of credit or guarantee and permits the Fund to draw on the letter of credit on demand, after specified notice, for all or any part of the principal amount of the Fund's participation interest plus accrued interest. Generally, the Fund intends to exercise the demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the Fund's portfolio in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. Mitchell Hutchins will monitor the pricing, quality and liquidity of the participation interests held by the Fund, and the credit standing of banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.

CUSTODIAL RECEIPTS

     The Fund may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain Municipal Obligations. The underwriter of these certificates or receipts typically purchases Municipal Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon Municipal Obligations described herein. Although under the terms of a custodial receipt the Fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund could be required to assert through the custodian bank those rights that may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal or interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

INVERSE FLOATERS

     The Fund may invest in Municipal Obligations on which the rate of interest varies inversely with interest rates on other Municipal Obligations or an index. Such obligations include components of securities on which interest is paid in two separate parts -- an auction component, which pays interest at a rate that is set periodically through an auction process or other method, and a residual component, which pays interest at a rate equal to the difference between the rate that the issuer would have paid on a fixed-rate obligation at the time of issuance and the rate paid on the auction component. The market value of an inverse floater will be more volatile than that of a fixed-rate obligation and, like most debt obligations, will vary inversely with changes in market interest rates.

     Because the interest rate paid to holders of residual components is generally determined by subtracting the interest rate paid to the holders of auction components from a fixed amount, the interest rate paid to residual component holders will decrease as the auction component's rate increases and increase as the auction component's rate decreases. Moreover, the extent of the increases and decreases in market value of residual components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate Municipal Obligation having similar credit quality, redemption provisions and maturity.

PUT BONDS

     Put bonds are municipal bonds which give the holder an unconditional right to sell the bond back to the issuer or a remarketing agent at a specified price and exercise date, which is typically well in advance of the bond's maturity date. If the put is a 'one time only' put, the Fund ordinarily will sell the bond or put the bond, depending on the more favorable price. If the bond has a series of puts after the first put, the bond will be held as long as, in Mitchell Hutchins' opinion, it is in the best interests of the Fund to do so. The obligation to purchase the bond on the exercise date of the put may be supported by a letter of credit or other credit support agreement from a bank, insurance company or other financial institution, the credit standing of which affects the credit standing of the obligation. There is no assurance that an issuer or remarketing agent for a put bond will be able to repurchase the bond on the put exercise date if the Fund chooses to exercise its right to put the bond back to the issuer or remarketing agent.

TENDER OPTION BONDS

     Tender option bonds are long-term municipal securities sold by a bank subject to a 'tender option' that gives the purchaser the right to tender them to the bank at par plus accrued interest at designated times (the 'tender option'). The tender option may be exercisable at intervals ranging from bi-weekly to semi-annually, and the interest rate on the bonds is typically reset at the end of the applicable interval in order to cause the bonds to have a market value that approximates their par value. The tender option generally would not be exercisable in the event of a default on, or significant downgrading of, the underlying municipal securities. Therefore, the Fund's ability to exercise the tender option will be affected by the credit standing of both the bank involved and the issuer of the underlying securities. The Fund does not expect to invest more than 5% of its net assets in tender option bonds during the coming year.

MUNICIPAL DERIVATIVES

     The Fund may invest in derivative securities that are Municipal Obligations, or components thereof, that have been specially structured to reflect investment characteristics ordinarily associated with other securities or to have other special rights desired by investors. Generally, such securities are designed to allow investors to take advantage of expected interest rate trends or to hedge interest rate or other risks. The Fund does not expect to invest more than 5% of its net assets in any particular form of municipal derivative during the coming year other than detachable call options and Municipal Obligations with embedded caps. Detachable call options are sold by issuers of Municipal Obligations separately from the Municipal Obligations to which the call options relate and permit the purchasers of the call options to acquire the Municipal Obligations at the call price(s) and call date(s). In the event that interest rates drop, the purchaser could exercise the call option to acquire Municipal Obligations that yield above-market rates. The Fund expects during the coming year only to acquire detachable call options relating to Municipal Obligations that the Fund already owns or will acquire in the immediate future and thereby, in effect, make such Municipal Obligations non-callable so long as the Fund continues to hold the detachable call option. Municipal Obligations with embedded caps provide for additional tax-free payments for a stated period (generally a period that is shorter than the bond's maturity) above the fixed-rated interest payable on the Municipal Obligation to the extent that the average level of a particular index exceeds a specified base level. The Fund would use Municipal Obligations with embedded caps to offset the risk of increases in short-term interest rates while continuing to earn tax-exempt income. Investments in municipal derivatives may be subject to the same risks as floating rate Municipal Obligations, risks of adverse tax determinations or, in the case of municipal derivatives used for hedging purposes, risks similar to those for other hedging strategies. See 'Hedging and Related Income Strategies.' The Fund will only invest in those municipal derivatives that Mitchell Hutchins believes will facilitate the Fund's ability to achieve its investment objective.

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
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

_____________________________                      _____________________________

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR PAINEWEBBER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE FUND OR BY PAINEWEBBER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                                                               PAGE
                                                                                                                               ----

Fund Expenses...............................................................................................................     2
Prospectus Summary..........................................................................................................     3
Financial Highlights........................................................................................................     9
The Fund....................................................................................................................    11
The Offering................................................................................................................    11
Use of Proceeds.............................................................................................................    11
Trading History.............................................................................................................    11
Investment Objective and Policies...........................................................................................    12
Insurance...................................................................................................................    13
Other Investment Practices..................................................................................................    14
Special Leverage Considerations.............................................................................................    16
Management of the Fund......................................................................................................    19
Dividends and Other Distributions; Dividend Reinvestment Plan...............................................................    19
Taxes.......................................................................................................................    21
Description of Capital Stock................................................................................................    22
Custodian, Transfer and Dividend Disbursing Agent and Registrar.............................................................    27
Further Information.........................................................................................................    27
Table of Contents of Statement of Additional Information....................................................................    28
Appendix A..................................................................................................................   A-1


                               INSURED MUNICIPAL
                                INCOME FUND INC.

                                  COMMON STOCK

                            ------------------------
                              P R O S P E C T U S
                            ------------------------

                            PaineWebber Incorporated

                            ------------------------


                                 August 1, 1997



'c' 1997 PaineWebber Incorporated

                       INSURED MUNICIPAL INCOME FUND INC.
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                      STATEMENT OF ADDITIONAL INFORMATION

     Insured Municipal Income Fund Inc. ('Fund') is a diversified closed-end management investment company. The Fund's investment objective is to achieve a high level of current income that is exempt from federal income tax, consistent with the preservation of capital. There is no assurance that the Fund will achieve its investment objective.

     Prior to April 12, 1996, the name of the Fund was 'PaineWebber Premier Insured Municipal Income Fund Inc.' The Fund began doing business under the name 'Insured Municipal Income Fund' in August 1995, and shareholders approved a change of the Fund's name to 'Insured Municipal Income Fund Inc.' on April 11, 1996.

     Shares of the Fund's common stock ('Common Stock') may be offered from time to time in order to effect over-the-counter ('OTC') secondary market sales by PaineWebber Incorporated
('PaineWebber') in its capacity as a dealer and secondary market-maker. PaineWebber may (but is not obligated to) make such a secondary market.


     Mitchell Hutchins Asset Management Inc. ('Mitchell Hutchins'), a wholly owned subsidiary of PaineWebber, serves as investment adviser and administrator of the Fund. This Statement of Additional Information ('SAI') is not a prospectus and should be read only in conjunction with the Fund's current Prospectus, dated August 1, 1997. Capitalized terms not otherwise defined herein have the same meanings as in the Prospectus. Certain terms relating to the Fund's Auction Preferred Shares ('APS') are defined in the Fund's Articles Supplementary, which are on file with the Securities and Exchange Commission ('SEC'), Washington, D.C., as an exhibit to the registration statement of which this Statement of Additional Information forms a part and may be obtained from the SEC upon payment of the fee prescribed or inspected at the SEC's office at no charge. A copy of the Prospectus may be obtained by contacting PaineWebber at 1285 Avenue of the Americas, New York, New York 10019, or calling toll free 1-800-852-4750. This Statement of Additional Information is dated August 1, 1997.


                      INVESTMENT POLICIES AND RESTRICTIONS

     The following supplements the information contained in the Prospectus concerning the Fund's investment policies and limitations.

RATINGS AS INVESTMENT CRITERIA

     Moody's Investors Service, Inc. ('Moody's'), Standard & Poor's, a division of The McGraw-Hill Companies Inc. ('S&P'), and the other nationally recognized statistical rating organizations ('NRSROs') are private services that provide ratings of the credit quality of debt obligations, including Municipal Obligations. It should be emphasized that ratings are general and are not absolute standards of quality. Consequently, Municipal Obligations with the same maturity, interest rate and rating may have different market prices. Also, rating agencies may fail to make timely changes in credit ratings in response to subsequent events, so that an issuer's financial condition may be better or worse than is indicated by its rating. A description of Moody's and S&P's ratings is included in Appendix A to this SAI.

APS RATING AGENCY GUIDELINES

     The Fund intends that, so long as the APS are outstanding, the composition of its portfolio will reflect guidelines established by Moody's and S&P in connection with their respective ratings of the APS. See Appendix B to this SAI.


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MUNICIPAL OBLIGATIONS

     Municipal Obligations, like other debt obligations, are subject to the risk of non-payment. The ability of issuers of Municipal Obligations to make timely payments of interest and principal may be adversely impacted in general economic downturns and as relative governmental cost burdens are allocated and reallocated among federal, state and local governmental units. Such non-payment would result in a reduction of income to the Fund, and could result in a reduction in the value of the Municipal Obligation experiencing non-payment and a potential decrease in the net asset value of the Fund. Issuers of Municipal Obligations might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays and limitations with respect to the collection of principal and interest on such Municipal Obligations and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Fund may take possession of and manage the assets securing the issuer's obligations on such securities, which may increase the Fund's operating expenses and adversely affect the net asset value of the Fund.

     The Fund may invest up to 20% of its total assets in Municipal Obligations that are not insured but are backed by an escrow or trust account which contains securities issued or guaranteed by the U.S. government or U.S. government agencies sufficient in amount to ensure the payment of interest and principal on the original interest payment and maturity dates ('collateralized obligations'). Such collateralized obligations may not have received a rating from Moody's, S&P or another NRSRO. Such collateralized obligations will include, but are not limited to, Municipal Obligations that have been (i) advance refunded where the proceeds of the refunding have been used to purchase U.S. government or U.S. government agency securities that are placed in escrow and whose interest or maturing principal payments, or both, are sufficient to cover the remaining scheduled debt service on the Municipal Obligations, or (ii) issued under state and local housing finance programs which use the issuance proceeds to fund mortgages that are then exchanged for U.S. government or U.S. government agency securities and deposited with a trustee as security for the Municipal Obligations. Such collateralized obligations are normally regarded by market participants as having the credit characteristics of the underlying U.S. government or U.S. government agency securities.

     Under normal circumstances, the Fund does not invest 25% or more of its total assets in any one industry. Governmental issuers of Municipal Obligations are not considered part of any industry and, therefore, are not subject to this limitation. Municipal Obligations backed only by the assets and revenues of non-governmental entities, however, are considered to be issued by such non-governmental entities and would be subject to this limitation. The Fund reserves the right to invest more than 25% of its assets in issuers located in the same state, although it has no present intention of doing so during the coming year. Current rating agency requirements applicable to the rating of the Fund's APS prohibit such investment. If the Fund were to invest more than 25% of its total assets in issuers located in the same state, it would be more susceptible to adverse economic, business or regulatory conditions in that state.

INSURANCE FOR MUNICIPAL OBLIGATIONS

     Effect of Insurance on Municipal Obligations. Municipal Obligations covered by Original Issue Insurance or Secondary Market Insurance are themselves assigned a rating of Aaa by Moody's, AAA by S&P or an equivalent rating from another NRSRO, as the case may be, by virtue of such Aaa, AAA or equivalent claims-paying ability of the insurer, and would generally be assigned a lower rating if the rating were based primarily upon the credit characteristics of the issuer without regard to the insurance feature. In the event Moody's, S&P or another NRSRO should downgrade its assessment of the claims-paying ability of a particular insurer, it could also be expected to downgrade the ratings assigned to Municipal Obligations insured under Original Issue Insurance or Secondary Market Insurance issued by such insurer.

     The ratings, if any, assigned to Municipal Obligations insured under Portfolio Insurance will be based primarily upon the credit characteristics of the issuer without regard to the insurance feature, and will generally carry a rating that is below Aaa or AAA. While in the portfolio of the Fund, however, a Municipal Obligation backed by Portfolio Insurance will effectively be of the same quality as a

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Municipal  Obligation issued by  an issuer of  comparable credit characteristics that is backed by Original Issue Insurance or Secondary Market Insurance. In the event Moody's, S&P or another NRSRO should downgrade the rating of the issuer of the Portfolio Insurance, the Municipal Obligations insured under Portfolio Insurance issued by such insurer also would be of reduced quality in the portfolio of the Fund.

     Moody's, S&P and other NRSROs continually assess the claims-paying ability of insurers and the credit characteristics of insurers and issuers, and there can be no assurance that they will not downgrade their assessments subsequent to the time the Fund purchases securities. A description of Moody's and S&P's ratings of insurance companies' claims-paying ability is included in Appendix A to this SAI.

     Original Issue Insurance. Original Issue Insurance typically is purchased from insurance companies, through payment of a single premium, with respect to a particular issue of Municipal Obligations by the issuer thereof or a third party (such as the underwriter) in conjunction with the original issuance of such Municipal Obligations. Under such insurance, the insurer unconditionally insures to the holder of the insured Municipal Obligation the timely payment of principal and interest on such obligation when and as such payments shall become due but shall not be paid by the issuer, except that in the event of any acceleration of the due date of the principal by reason of mandatory or optional redemption (other than acceleration by reason of a mandatory sinking fund payment), default or otherwise, the payments insured may be made in such amounts and at such times as payments of principal would have been due had there not been such acceleration. The insurer is responsible for such payments less any amounts received by the holder from any trustee for the Municipal Obligation issuers or from any other source.

     In the event that interest on or principal of a Municipal Obligation covered by insurance is due for payment but is unpaid by reason of nonpayment by the issuer thereof, the applicable insurer will make payments to its fiscal agent ( 'Fiscal Agent') equal to such unpaid amounts of principal and interest not later than one business day after the insurer has been notified that such nonpayment has occurred (but not earlier than the date such payment is due). The Fiscal Agent will disburse to the Fund the amount of principal and interest which is then due for payment but is unpaid upon receipt by the Fiscal Agent of
(i) evidence of the Fund's right to receive payment of such principal and interest and (ii) evidence, including any appropriate instruments of assignment, that all of the rights of payment of such principal or interest then due for payment shall thereupon vest in the insurer. Upon payment by the insurer of any principal or interest payments with respect to any Municipal Obligations, the insurer will succeed to the rights of the Fund with respect to such payment.

     Original Issue Insurance remains in effect as long as the Municipal Obligations covered thereby remain outstanding and the insurer remains in business, regardless of whether the Fund ultimately disposes of such Municipal Obligations. Consequently, Original Issue Insurance may be considered to represent an element of market value with respect to the Municipal Obligations so insured, but the exact effect, if any, of this insurance on such market value cannot be estimated.

     Secondary Market Insurance. Subsequent to the time of original issuance of a Municipal Obligation, the Fund or a third party may, upon the payment of a single premium, purchase insurance on such Municipal Obligation. Secondary Market Insurance generally provides the same type of coverage as is provided by Original Issue Insurance and, as is the case with Original Issue Insurance, Secondary Market Insurance remains in effect as long as the Municipal
Obligations covered thereby remain outstanding and the insurer remains in business, regardless of whether the Fund ultimately disposes of such Municipal Obligations. All premiums respecting Municipal Obligations covered by Original Issue Insurance or Secondary Market Insurance are paid in advance by the issuer or other party obtaining the insurance.

     One of the purposes of acquiring Secondary Market Insurance with respect to a particular Municipal Obligation would be to enable the Fund to enhance the value of such Municipal Obligation. The Fund, for example, might seek to purchase a particular Municipal Obligation and obtain Secondary Market Insurance with respect thereto if, in the opinion of Mitchell Hutchins, the market value of such municipal security, as insured, would exceed the current value of the Municipal Obligation without insurance plus the cost of the Secondary Market Insurance. Similarly, if the Fund owns but wishes to sell a Municipal Obligation that is then covered by Portfolio Insurance, the Fund might seek to obtain Secondary Market Insurance with respect thereto if, in the opinion of Mitchell Hutchins, the net

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proceeds of a sale by the Fund of such obligation, as insured, would exceed  the current  value  of  such  obligation  plus  the  cost  of  the  Secondary Market
Insurance.

     Portfolio Insurance. The Fund currently intends to emphasize investments in Municipal Obligations that have Original Issue Insurance or Secondary Market Insurance. However, the Fund may purchase one or more policies of Portfolio Insurance, each of which would insure the payment of principal and interest on specified eligible Municipal Obligations purchased by the Fund. Except as described below, Portfolio Insurance generally provides the same type of coverage as is provided by Original Issue Insurance or Secondary Market Insurance. Municipal Obligations insured under one Portfolio Insurance policy generally would not be insured under any other policy purchased by the Fund unless the Fund intended to purchase Secondary Market Insurance to facilitate sale of particular Municipal Obligations. A Municipal Obligation is eligible for coverage under a policy if it meets certain requirements of the insurer. Portfolio Insurance is intended to reduce financial risk, but the cost thereof and compliance with investment restrictions imposed under the policy will reduce the yield to Common Stockholders of the Fund.

     Portfolio Insurance policies are effective only as to Municipal Obligations owned and held by the Fund, and do not cover Municipal Obligations for which the contract for purchase of such Municipal Obligation fails. A 'when-issued' Municipal Obligation will be covered under a Portfolio Insurance policy upon the settlement date of the issue of such 'when-issued' Municipal Obligation.

     In determining whether to insure Municipal Obligations held by the Fund, an insurer will apply its own standards, which would be expected to correspond generally to the standards it has established for determining the insurability of new issues of Municipal Obligations. See 'Original Issue Insurance' above.

     Any Portfolio Insurance policy purchased by the Fund will be non-cancellable and will remain in effect so long as the Fund is in existence, the Municipal Obligations covered by the policy continue to be held by the Fund, and the Fund pays the premiums for the policy. Each insurer generally will reserve the right at any time upon 90 days' written notice to the Fund to refuse to insure any additional securities purchased by the Fund after the effective date of such notice. The board of directors of the Fund generally will reserve the right to terminate each policy upon seven days' written notice to an insurer if it determines that the cost of such policy is not reasonable in relation to the value of the insurance to the Fund.

     Each Portfolio Insurance policy will terminate as to any Municipal Obligation that has been redeemed from or sold by the Fund on the date of such redemption or the settlement date of such sale, and an insurer will not have any liability thereafter under a policy as to any such Municipal Obligation, except that if the date of such redemption or the settlement date of such sale occurs after a record date and before the related payment date with respect to any such Municipal Obligation, the policy will terminate as to such Municipal Obligation on the business day immediately following such payment date. Each policy will terminate as to all Municipal Obligations covered thereby on the date on which the last of the covered Municipal Obligations mature, are redeemed or are sold by the Fund.

     One or more policies of Portfolio Insurance may provide the Fund, pursuant to an irrevocable commitment of the insurer, with the option to exercise the right to obtain permanent insurance ('Permanent Insurance') (which would be Secondary Market Insurance) with respect to a Municipal Obligation that is to be sold by the Fund. The Fund would exercise the right to obtain Permanent Insurance upon payment of a single, predetermined insurance premium payable from the proceeds of the sale of such Municipal Obligation. It is expected that the Fund would exercise the right to obtain Permanent Insurance for a Municipal Obligation, only if, in the opinion of Mitchell Hutchins, upon such exercise the net proceeds from the sale by the Fund of such obligation, as insured, would exceed the proceeds from the sale of such obligation without insurance. The Permanent Insurance premium with respect to each such obligation is determined based upon the insurability of each such obligation as of the date of purchase by the Fund and will not be increased or decreased for any change in the creditworthiness of such obligation unless such obligation is in default as to payment of principal or interest, or both. In such event, the Permanent Insurance premium shall be subject to an increase predetermined at the date of purchase by the Fund.

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     Because each  Portfolio Insurance  policy will  terminate as  to  Municipal
Obligations sold by the Fund on the date of sale, in which event the insurer will be liable only for those payments of principal and interest that are then due and owing (unless Permanent Insurance is obtained by the Fund), the provision for this insurance will not enhance the marketability of securities held by the Fund. The Fund generally intends to retain any insured securities covered by Portfolio Insurance that are in default or in significant risk of default. To the extent that the Fund holds such defaulted securities, it may be limited in its ability to manage its investment portfolio and to purchase other Municipal Obligations. On the other hand, since Original Issue Insurance and
Secondary  Market  Insurance  will  remain  in  effect  as  long  as   Municipal
Obligations covered thereby are outstanding, such insurance may enhance the marketability of such securities even when such securities are in default or in significant risk of default, but the exact effect, if any, on the marketability cannot be estimated. Accordingly, the Fund may determine to retain or, alternatively, to sell Municipal Obligations covered by Original Issue Insurance or Secondary Market Insurance that are in default or in significant risk of default.

     It is anticipated that certain of the Municipal Obligations to be purchased by the Fund will be insured under policies obtained by persons other than the Fund. In instances in which the Fund purchases Municipal Obligations insured under policies obtained by persons other than the Fund, the Fund does not pay the premiums for such policies; rather the cost of such policies may be reflected in a higher purchase price for such Municipal Obligations. Accordingly, the yield on such Municipal Obligations may be lower than that on similar uninsured Municipal Obligations. Premiums for a Portfolio Insurance policy generally would be paid by the Fund monthly, and adjusted for purchases and sales of Municipal Obligations covered by the policy during the month. The yield on the Fund's portfolio is reduced to the extent of the insurance premiums paid by the Fund which, in turn, will depend upon the characteristics of the covered Municipal Obligations held by the Fund. In the event the Fund were to purchase Secondary Market Insurance with respect to any Municipal Obligations then covered by a Portfolio Insurance policy, the coverage and the obligation of the Fund to pay monthly premiums under such policy would cease with such purchase.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES

     As stated in the Prospectus, the Fund may purchase Municipal Obligations on a when-issued basis, or may purchase or sell Municipal Obligations for delayed delivery. A security purchased on a when-issued or delayed delivery basis is recorded as an asset on the commitment date and is subject to changes in market value, generally based upon changes in the level of interest rates. Thus, fluctuations in the value of the security from the time of the commitment date will affect the Fund's net asset value. When the Fund commits to purchase securities on a when-issued or delayed delivery basis, its custodian will set aside in a segregated account cash or liquid securities with a value, marked to market daily, not less than the amount of the commitment. If necessary, additional assets will be placed in the account daily so that the value of the account will equal or exceed the amount of the Fund's purchase commitment.

STAND-BY COMMITMENTS

     The Fund may acquire 'stand-by commitments' with respect to Municipal Obligations it purchases or holds. Under a stand-by commitment, which resembles a put option, a broker, dealer or bank is obligated to repurchase at the Fund's option specified securities at a specified price. The Fund's ability to exercise a stand-by commitment is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes. The Fund anticipates that stand-by commitments will be available from brokers, dealers, and banks without the payment of any direct or indirect consideration. The Fund may pay for stand-by commitments if payment is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing the obligation's yield.

     The Fund would enter into stand-by commitments only with those brokers, banks or dealers that, in the opinion of Mitchell Hutchins, present minimal credit risks. The Fund's right to exercise stand-by commitments would be
unconditional  and   unqualified.   A   stand-by   commitment   would   not   be

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transferable by the Fund, although the Fund could sell the underlying securities to a third party at any time. The acquisition of a stand-by commitment would not ordinarily affect the valuation or maturity of the underlying Municipal Obligations.

REPURCHASE AGREEMENTS AND REVERSE REPURCHASE AGREEMENTS


     The Fund is authorized to enter into repurchase agreements with respect to any obligation issued or guaranteed by the U.S. government, its agencies or instrumentalities and also with respect to commercial paper, bank certificates of deposit and bankers' acceptances. Repurchase agreements are transactions in which the Fund would purchase securities from a bank or recognized securities dealer and simultaneously commit to resell those securities to the bank or dealer at an agreed-upon date or upon demand and at a price reflecting a market rate of interest unrelated to the coupon rate or maturity of the purchased securities. The Fund would maintain custody of the underlying securities prior to their repurchase; thus, the obligation of the bank or securities dealer to pay the repurchase price on the date agreed to would, in effect, be secured by such securities. If the value of such securities were less than the repurchase price, plus any agreed-upon additional amount, the other party to the agreement would be required to provide additional collateral so that at all times the collateral is at least equal to the repurchase price, plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the securities and the price which was paid by the Fund upon acquisition would be accrued as interest and included in the Fund's net investment income.


     Repurchase agreements carry certain risks not associated with direct investments in securities, including possible declines in the market value of the underlying securities and delays and costs to the Fund if the other party to the repurchase agreement becomes insolvent. The Fund intends to enter into repurchase agreements only with banks and dealers in transactions believed by Mitchell Hutchins to present minimal credit risks in accordance with guidelines established by the Fund's board of directors. Mitchell Hutchins will review and monitor the creditworthiness of such institutions under the board's general supervision.


     The Fund may also enter into reverse repurchase agreements with the same parties with whom it may enter into repurchase agreements. Under a reverse repurchase agreement, the Fund would sell securities and agree to repurchase (and the buyer would be required to resell) them at a mutually agreed date or upon demand and at a price reflecting a market rate of interest unrelated to the coupon rate or maturity of the purchased securities. At the time the Fund enters into a reverse repurchase agreement, it will establish and maintain a segregated account with an approved custodian containing cash or liquid securities having a value, marked to market daily, not less than the repurchase price (including accrued interest). The market value of securities sold under reverse repurchase agreements typically is greater than the proceeds of the sale, and accordingly, the market value of the securities sold is likely to be greater than the value of the securities in which the Fund invests those proceeds. Thus, reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund's obligation to repurchase the securities, and the Fund's use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.


     Reverse repurchase agreements will be treated as borrowings for purposes of calculating the Fund's borrowing limitation. In addition to the foregoing borrowings, the Fund may borrow money for emergency or temporary purposes (e.g., clearance of transactions, share repurchases or tender offers) in an amount not exceeding 5% of the value of the Fund's total assets (not including the amount borrowed). See 'Investment Limitations.'

ILLIQUID SECURITIES

     As noted in the Prospectus, the Fund may invest up to 20% of its net assets in illiquid securities. The board of directors has delegated the function of making day-to-day determinations of liquidity to Mitchell Hutchins, pursuant to guidelines approved by the board. Mitchell Hutchins takes into account

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a number  of  factors  in  reaching  liquidity  decisions,  including:  (1)  the frequency of trades for the security; (2) the number of dealers that make quotes for the security; (3) the number of dealers that have undertaken to make a market in the security; (4) the number of other potential purchasers; and (5) the nature of the security and how trading is effected (e.g., the time needed to sell the security, how offers are solicited and the mechanics of transfer). Mitchell Hutchins monitors the liquidity of securities in the Fund's portfolio and reports periodically on liquidity decisions to the board of directors.

     In making determinations as to the liquidity of municipal lease obligations, Mitchell Hutchins will distinguish between direct investments in municipal lease obligations (or participations therein) and investments in securities that may be supported by municipal lease obligations or certificates of participation therein. Since these municipal lease obligation-backed securities are based on a well-established means of securitization, Mitchell
Hutchins does not believe that investing in such securities presents the same liquidity issues as direct investments in municipal lease obligations. The assets used as cover for any OTC options written by the Fund would be considered illiquid unless the OTC options are sold to qualified dealers who agree that the Fund may repurchase any OTC option it writes at a maximum price to be calculated by a formula set forth in the option agreement. The cover for an OTC option written subject to this procedure will be considered illiquid only to the extent that the maximum repurchase price under the formula exceeds the intrinsic value of the option.

SHORT SALES 'AGAINST THE BOX'

     The Fund may engage in short sales of securities it owns or has the right to acquire at no added cost through conversion or exchange of other securities it owns (short sales 'against the box'). A short sale is effected by selling a security and having the executing broker borrow the securities being sold on behalf of the Fund. The Fund is obligated to replace the borrowed securities at a date in the future. When the Fund sells short, it will establish a margin account with the broker effecting the short sale and will deposit collateral with the broker. In addition, the Fund will maintain with its custodian, in a segregated account, the securities that could be used to cover the short sale. The Fund will incur transaction costs, including interest expense, in connection with opening, maintaining and closing short sales against the box. The Fund currently does not intend to have obligations under short sales that at any time during the coming year exceed 5% of the Fund's net assets.

     The Fund might make a short sale 'against the box' in order to hedge against market risks when Mitchell Hutchins believes that the price of a security may decline, thereby causing a decline in the value of a security owned by the Fund or a security convertible into or exchangeable for a security owned by the Fund, or when Mitchell Hutchins wants to sell a security that the Fund owns at a current price, but also wishes to defer recognition of gain or loss for federal income tax purposes. In such case, any loss in the Fund's long position after the short sale should be reduced by a gain in the short position. Conversely, any gain in the long position should be reduced by a loss in the short position. The extent to which gains or losses in the long position are reduced will depend upon the amount of the securities sold short relative to the amount of the securities the Fund owns, either directly or indirectly, and in the case where the Fund owns convertible securities, changes in the investment values or conversion premiums of such securities.

INVESTMENT LIMITATIONS

     The following fundamental investment limitations cannot be changed without the affirmative vote of the lesser of (a) more than 50% of the outstanding shares of the Fund or (b) 67% or more of such shares present at a stockholders' meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy. If a percentage restriction is adhered to at the time of an investment or transaction, a later increase or decrease in percentage resulting from a change in values of portfolio securities or the amount of total assets will not be considered a violation of any of the following limitations or of any of the Fund's investment policies. The Fund will not:

          (1) purchase securities of any one issuer if, as a result, more than 5% of the Fund's total assets would be invested in securities of that issuer or the Fund would own or hold more than 10% of the outstanding voting securities of that issuer, except that up to 25% of the Fund's total assets may be invested without regard to this limitation, and except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies and instrumentalities or to securities issued by other investment companies.

          (2) purchase any security if, as a result of that purchase, 25% or more of the Fund's total assets would be invested in securities of issuers having their principal business activities in the same industry, except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or to municipal securities.

          (3) issue senior securities (including borrowing money from banks and other entities and through reverse repurchase agreements), except (a) the Fund may borrow in an amount not in excess of 33 1/3% of total assets
     (including the amount of senior securities issued, but reduced by any liabilities and indebtedness not constituting senior securities), (b) the Fund may issue preferred stock having a liquidation preference in an amount which, combined with the amount of any liabilities or indebtedness constituting senior securities, is not in excess of 50% of its total assets (computed as provided in clause (a) above) and (c) the Fund may borrow up to an additional 5% of its total assets (not including the amount borrowed) for temporary or emergency purposes.

          (4) make loans, except through loans of portfolio securities or through repurchase agreements, provided that for purposes of this restriction, the acquisition of bonds, debentures, other debt securities or instruments, or participations or other interests therein and investments in government obligations, commercial paper, certificates of deposit, bankers' acceptances or similar instruments will not be considered the making of a loan.

          (5) engage in the business of underwriting securities of other issuers, except to the extent that the Fund might be considered an underwriter under the federal securities laws in connection with its disposition of portfolio securities.

          (6) purchase or sell real estate, except that investments in securities of issuers that invest in real estate and investments in mortgage-backed securities, mortgage participations or other instruments supported by interests in real estate are not subject to this limitation, and except that the Fund may exercise rights under agreements relating to such securities, including the right to enforce security interests and to hold real estate acquired by reason of such enforcement until that real estate can be liquidated in an orderly manner.

          (7) purchase or sell physical commodities unless acquired as a result of owning securities or other instruments, but the Fund may purchase, sell or enter into financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.

               The following interpretation applies to, but is not a part of, fundamental limitation (1):

               Each state (including the District of Columbia and Puerto Rico), territory and possession of the United States, each political subdivision, agency, instrumentality and authority thereof, and each multi-state agency of which a state is a member is a separate 'issuer.' When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from the government creating the subdivision and the security is backed only by the assets and revenues of the subdivision, such subdivision would be deemed to be the sole issuer. Similarly, in the case of an Industrial Development Bond or Private Activity Bond, if that bond is backed only by the assets and revenues of the non-governmental user, then that non-governmental user would be deemed to be the sole issuer. However, if the creating government or another entity guarantees a security, then to the extent that the value of all securities issued or guaranteed by that government or entity and owned by the Fund exceeds 10% of the Fund's total assets, the guarantee would be considered a separate security and would be treated as issued by that government or entity. This restriction does not limit the percentage of the Fund's assets that may be invested in Municipal Obligations insured by any given insurer.

     The following investment restrictions are not fundamental and may be changed by the Fund's board of directors without shareholder approval.

     The Fund will not:

          (1) purchase securities on margin, except for short-term credit necessary for clearance of portfolio transactions and except that the Fund may make margin deposits in connection with its use of financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.

          (2) engage in short sales of securities or maintain a short position, except that the Fund may (a) sell short 'against the box' and (b) maintain short positions in connection with its use of financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.


                     HEDGING AND RELATED INCOME STRATEGIES


     As discussed in the Prospectus, Mitchell Hutchins may use a variety of financial instruments ('Hedging Instruments'), including certain options, futures contracts (sometimes referred to as 'futures'), options on futures contracts and interest rate protection transactions, to attempt to hedge the Fund's portfolio and may use options to attempt to enhance the Fund's income. The Fund may enter into options, futures and interest rate protection transactions that approximate (but do not exceed) the full value of its portfolio. Any income realized from the use of options and futures would be taxable to stockholders.


     In addition, rating agency guidelines impose restrictions on the Fund's ability to invest in Hedging Instruments. For as long as shares of any series of APS are rated by Moody's, the Fund may engage in transactions in options on securities, futures contracts based on the Municipal Index or Treasury Bonds and options on such futures contracts (collectively 'Moody's Hedging Transactions') only when consistent with the provisions set forth under 'Appendix B -- Rating Agency Guidelines,' unless it receives written confirmation from Moody's that engaging in such transactions will not impair the ratings then assigned to the APS by Moody's. For as long as shares of any series of APS are rated by S&P, the Fund will not buy or sell futures contracts or options thereon or write put options or call options on portfolio securities or enter into interest rate caps, collars or floors unless it receives written confirmation from S&P that engaging in such transactions will not impair the ratings then assigned to the APS by S&P, except that the Fund may buy or sell futures contracts based on the Municipal Index or Treasury Bonds, may purchase put and call options on such contracts and may write covered call options and secured put options on portfolio securities (collectively 'S&P Hedging Transactions') subject to the limitations described under 'Appendix B -- Rating Agency Guidelines.'


     Hedging strategies can be broadly categorized as 'short hedges' and 'long hedges.' A short hedge is a purchase or sale of a Hedging Instrument intended to partially or fully offset potential declines in the value of one or more investments held in the Fund's portfolio. Thus, in a short hedge the Fund takes a position in a Hedging Instrument the price of which is expected to move in the opposite direction of the price of the investment being hedged. For example, the Fund might purchase a put option on a security to hedge against a potential decline in the value of that security. If the price of the security declined below the exercise price of the put, the Fund could exercise the put and thus limit its loss below the exercise price to the premium paid plus transaction costs. In the alternative, because the value of the put option can be expected to increase as the value of the underlying security declines, the Fund might be able to close out the put option and realize a gain to offset the decline in the value of the security.

     Conversely, a long hedge is a purchase or sale of a Hedging Instrument intended partially or fully to offset potential increases in the acquisition cost of one or more investments that the Fund intends to acquire. Thus, in a long hedge the Fund takes a position in a Hedging Instrument the price of which is expected to move in the same direction as the price of the prospective investment being hedged. For example, the Fund might purchase a call option on a security it intends to purchase in order to hedge against an increase in the cost of the security. If the price of the security increased above the exercise price of the call, the Fund could exercise the call and thus limit its acquisition cost to the exercise price plus the premium paid and transaction costs. Alternatively, the Fund might be able to offset the price increase by closing out an appreciated call option and realizing a gain.

     Hedging Instruments on securities generally are used to hedge against price movements in one or more particular securities positions that the Fund owns or intends to acquire. Hedging Instruments on debt securities may be used to hedge either individual securities or broad fixed income market sectors.


     The use of Hedging Instruments is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded and the Commodity Futures Trading Commission ('CFTC'). In addition, the Fund's ability to use Hedging Instruments will be limited by tax considerations. See 'Taxes.'


     In addition to the products, strategies and risks described below, Mitchell Hutchins expects additional opportunities to develop in connection with options, futures contracts and other hedging techniques. These new opportunities may become available as Mitchell Hutchins develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new options, futures contracts or other techniques are developed. Mitchell Hutchins may utilize these opportunities to the extent that they are consistent with the Fund's investment objective and permitted by the Fund's investment limitations and applicable regulatory authorities.

SPECIAL RISKS OF HEDGING STRATEGIES

     The use of Hedging Instruments involves special considerations and risks, as described below. Risks pertaining to particular Hedging Instruments are described in the sections that follow.

     (1) Successful use of most Hedging Instruments depends upon Mitchell Hutchins' ability to predict movements of the overall securities and interest rate markets, which requires different skills than predicting changes in the prices of individual securities. While Mitchell Hutchins is experienced in the use of Hedging Instruments, there can be no assurance that any particular hedging strategy adopted will succeed.

     (2) There might be imperfect correlation, or even no correlation, between price movements of a Hedging Instrument and price movements of the investments being hedged. For example, if the value of a Hedging Instrument used in a short hedge increased by less than the decline in value of the hedged investment, the hedge would not be fully successful. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which Hedging Instruments are traded. The effectiveness of hedges using Hedging Instruments on indexes will depend on the degree of correlation between price movements in the index and price movements in the securities being hedged.

     (3) Hedging strategies, if successful, can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the investments being hedged. However, hedging strategies can also reduce opportunity for gain by offsetting the positive effect of favorable price movements in the hedged investments. For example, if the Fund entered into a short hedge because Mitchell Hutchins projected a decline in the price of a security in the Fund's portfolio, and the price of that security increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Hedging Instrument. Moreover, if the price of the Hedging Instrument declined by more than the increase in the price of the security, the Fund could suffer a loss. In either such case, the Fund would have been in a better position had it not hedged at all.

     (4) As described below, the Fund might be required to maintain assets as 'cover,' maintain segregated accounts or make margin payments when it takes positions in Hedging Instruments involving obligations to third parties (i.e., Hedging Instruments other than purchased options). If the Fund were unable to close out its positions in such Hedging Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the Fund's ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. The Fund's ability to close out a position in a Hedging Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of a contra party to enter into a transaction closing out the position. Therefore, there is no assurance that any hedging position can be closed out at a time and price that is favorable to the Fund.

COVER FOR HEDGING STRATEGIES


     Transactions using Hedging Instruments, other than purchased options, expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (1) an offsetting ('covered') position in securities or other options or futures contracts or (2) cash or liquid securities, with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. The Fund will comply with SEC guidelines regarding cover for hedging transactions and will, if the guidelines so require, set aside cash or liquid securities in a segregated account with its custodian in the prescribed amount, marked to market daily.


     Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding Hedging Instrument is open, unless they are replaced with similar assets. As a result, the commitment of a large portion of the Fund's assets to cover or segregated accounts could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

OPTIONS

     The Fund may purchase put and call options, and write (sell) covered call options and covered put options, on debt securities. The purchase of call options serves as a long hedge, and the purchase of put options serves as a short hedge. Writing covered put or call options can enable the Fund to enhance income by reason of the premiums paid by the purchasers of such options. However, if the market price of the security underlying a covered put option declines to less than the exercise price on the option, minus the premium received, the Fund would expect to suffer a loss. Writing covered call options serves as a limited short hedge, because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the security appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and the Fund will be obligated to sell the security at less than its market value. If the covered call option is an OTC option, the securities or other assets used as cover would be considered illiquid to the extent described under 'Investment Policies and Restrictions -- Illiquid Securities.'

     The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the historical price volatility of the underlying investment and general market conditions. Options normally have expiration dates of up to nine months. Options that expire unexercised have no value.

     The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, the Fund may terminate its obligation under a call option that it had written by purchasing an identical call option; this is known as a closing purchase transaction. Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option; this is known as a closing sale transaction. Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

     The Fund may purchase or write both exchange-traded and OTC options. However, exchange-traded or liquid OTC options on Municipal Obligations are not currently available. Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed which, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between the Fund and its contra party (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when the Fund purchases or writes an OTC option, it relies on the contra party to make or take delivery of the underlying investment upon exercise of the option. Failure by the contra party to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.

     Generally, OTC options on debt securities are European style options. This means that the option is only exercisable immediately prior to its expiration. This is in contrast to American-style options, which are exercisable at any time prior to the expiration date of the option.

     The Fund's ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market. The Fund intends to purchase or write only those exchange-traded options for which there appears to be a liquid secondary market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the contra party, or by a transaction in the secondary market if any such market exists. Although the Fund will enter into OTC options only with contra parties that are expected to be capable of entering into closing transactions with the Fund, there is no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the contra party, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

     If the Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

     In the event that options on indexes of municipal and non-municipal debt securities become available, the Fund may purchase and write put and call options on such indexes in much the same manner as the more traditional options discussed above, except that index options may serve as a hedge against overall fluctuations in the debt securities market (or market sectors) rather than anticipated increases or decreases in the value of a particular security.

FUTURES

     The Fund may purchase and sell municipal bond index futures, other interest rate futures and options thereon. The purchase of futures or call options thereon can serve as a long hedge, and the sale of futures or the purchase of put options thereon can serve as a short hedge. Writing covered call options on futures contracts can serve as a limited short hedge, using a strategy similar to that used for writing covered call options on securities or indexes. Similarly, writing covered put options on futures contracts can serve as a limited long hedge.


     Futures strategies also can be used to manage the average duration of the Fund's portfolio. If Mitchell Hutchins wishes to shorten the average duration of the Fund's portfolio, the Fund may sell a futures contract or a call option thereon, or purchase a put option on that futures contract. If Mitchell Hutchins wishes to lengthen the average duration of the Fund's portfolio, the Fund may buy a futures contract or a call option thereon, or sell a put option thereon.



     No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Fund is required to deposit in a segregated account with its custodian, in the name of the futures broker through whom the transaction was effected, 'initial margin' consisting of cash, obligations of the United States or obligations that are fully guaranteed as to principal and interest by the United States, in an amount generally equal to 10% or less of the contract value. Margin must also be deposited when writing a call option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Fund may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.


     Subsequent 'variation margin' payments are made to and from the futures broker daily as the value of the futures position varies, a process known as 'marking to market.' Variation margin does not involve borrowing, but rather represents a daily settlement of the Fund's obligations with respect to an open futures position. When the Fund purchases an option on a future, the premium paid plus transaction costs is all that is at risk. In contrast, when the Fund purchases or sells a futures contract or writes a call option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If the Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

     Holders and writers of futures positions and options on futures can enter into offsetting closing transactions, similar to closing transactions on options, by selling or purchasing, respectively, an instrument identical to the instrument held or written. Positions in futures and options on futures may be closed only on an exchange or board of trade that provides a secondary market. The Fund intends to enter into futures transactions only on exchanges or boards of trade where there appears to be a liquid secondary market. However, there can be no assurance that such a market will exist for a particular contract at a particular time. Secondary markets for options on futures are currently in the development stage, and the Fund will not trade options on futures on any exchange or board of trade unless, in Mitchell Hutchins' opinion, the markets for such options have developed sufficiently that the liquidity risks for such options are not greater than the corresponding risks for futures.

     Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a future or related option can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

     If the Fund were unable to liquidate a futures or related options position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or to maintain cash or securities in a segregated account.

     Certain characteristics of the futures market might increase the risk that movements in the prices of futures contracts or related options might not correlate perfectly with movements in the prices of the investments being hedged. For example, all participants in the futures and related options markets are subject to daily variation margin calls and might be compelled to liquidate futures or related options positions whose prices are moving unfavorably to avoid being subject to further calls. These liquidations could increase price volatility of the instruments and distort the normal price relationship between the futures or options and the investments being hedged. Also, because initial margin deposit requirements in the futures market are less onerous than margin requirements in the securities markets, there might be increased participation by speculators in the futures markets. This participation also might cause temporary price distortions. In addition, activities of large traders in both the futures and securities markets involving arbitrage, 'program trading' and other investment strategies might result in temporary price distortions.

GUIDELINE FOR FUTURES AND RELATED OPTIONS


     To the extent that the Fund enters into futures contracts and options on futures positions that are not for bona fide hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums on these positions (excluding the amount by which options are 'in-the-money') may not exceed 5% of the Fund's net assets. This guideline may be modified by the Fund's board of directors without a stockholder vote. Adoption of this guideline cannot be guaranteed to limit the percentage of the Fund's assets at risk to 5%.


The Fund may use the following hedging instruments:

     OPTIONS ON DEBT SECURITIES -- A call option is a contract pursuant to which the purchaser of the option, in return for a premium, has the right to buy the security underlying the option at a specified price at any time during the term, or upon the expiration, of the option. The writer of the call option, who receives the premium, has the obligation, upon exercise of the option, to deliver the underlying security against payment of the exercise price. A put option is a similar contract which gives its purchaser, in return for a premium, the right to sell the underlying security at a specified price during the option term or upon expiration. The writer of the put option, who receives the premium, has the obligation, upon exercise, to buy the underlying security at the exercise price. Options on debt securities are traded primarily in the OTC market rather than on any of the several options exchanges.

     OPTIONS ON INDEXES OF DEBT SECURITIES -- An index assigns relative values to the securities included in the index and fluctuates with changes in the market values of such securities. Index options operate in the same way as more traditional options except that exercises of index options are effected with cash payments and do not involve delivery of securities. Thus, upon exercise of an index option, the purchaser will realize and the writer will pay, an amount based on the difference between the exercise price and the closing price of the index.

     MUNICIPAL BOND INDEX FUTURES CONTRACTS -- A municipal bond index futures contract is a bilateral agreement pursuant to which one party agrees to accept and the other party agrees to make delivery of an amount of cash equal to a specified dollar amount times the difference between the index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the bonds comprising the index is made; generally contracts are closed out prior to the expiration date of the contract.

     MUNICIPAL DEBT AND INTEREST RATE FUTURES CONTRACTS -- A municipal debt or interest rate futures contract is a bilateral agreement pursuant to which one party agrees to accept and the other party agrees to make delivery of the specific type of debt security called for in the contract at a specified future time and at a specified price. Although such futures contracts by their terms call for actual delivery or acceptance of debt securities, in most cases the contracts are closed out before the settlement date without making or taking of delivery.

     OPTIONS ON FUTURES CONTRACTS -- Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right, in return for the premium, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), rather than to purchase or sell a security, at a specified price at any time during the option term. Upon exercise of the option, the delivery of the futures position to the holder of the option will be accompanied by delivery of the accumulated balance, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the future. The writer of an option, upon exercise, will assume a short position in the case of a call, and a long position in the case of put.

     INTEREST RATE PROTECTION TRANSACTIONS -- The Fund may enter into interest rate protection transactions, including interest rate swaps and interest rate caps, collars and floors. Interest rate swap transactions involve an agreement between two parties to exchange payments that are based, for example, on variable and fixed rates of interest and that are calculated on the basis of a specified amount of principal (the 'notional principal amount') for a specified period of time. Interest rate cap and floor transactions involve an agreement between two parties in which the first party agrees to make payments to the counterparty when a designated market interest rate goes above (in the case of a cap) or below (in the case of a floor) a designated level on predetermined dates or during a specified time period. Interest rate collar transactions involve an agreement between two parties in which payments are made when a designated market interest rate either goes above a designated level or goes below a designated floor level on predetermined dates or during a specified time period.

     The Fund would enter into interest rate protection transactions to preserve a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the Fund anticipates purchasing at a later date or to effectively fix the rate of interest that it pays on one or more borrowings or series of borrowings. The Fund would use these transactions as a hedge and not as a speculative investment. Interest rate protection transactions are subject to risks comparable to those described above with respect to other hedging strategies.


     The Fund may enter into interest rate swaps, caps, collars and floors on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities, and will usually enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments). Inasmuch as these interest rate protection transactions are entered into for good faith hedging purposes, and inasmuch as segregated accounts will be established with respect to such transactions, Mitchell Hutchins and the Fund believe such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its borrowing restrictions. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis and an amount of cash or liquid securities marked to market daily, having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by a custodian that satisfies the requirements of the Investment Company Act of 1940 ('1940 Act'). The Fund also will establish and maintain such segregated accounts with respect to its total obligations under any interest rate swaps that are not entered into on a net basis and with respect to any interest rate caps, collars and floors that are written by the Fund.

     The Fund will enter into interest rate protection transactions only with banks and recognized securities dealers determined by Mitchell Hutchins to present minimal credit risks in accordance with guidelines established by the Fund's board of directors. If there is a default by the other party to such a transaction, the Fund will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreements related to the transaction.

     The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps, collars and floors are more recent innovations for which documentation is less standardized, and accordingly, they are less liquid than swaps.

                             DIRECTORS AND OFFICERS

     The overall management of the business and affairs of the Fund is vested with its board of directors. The board of directors approves all significant agreements between the Fund and persons or companies furnishing services to it, including the Fund's agreements with its investment adviser and administrator, custodian and transfer and dividend disbursing agent and registrar. The day-to-day operations of the Fund are delegated to its officers and to Mitchell Hutchins, subject always to the investment objective and policies of the Fund and to general supervision by the board of directors.

     The business addresses, ages and principal occupations during the past five years of the directors and executive officers of the Fund are:


                                        POSITION                         BUSINESS EXPERIENCE;
        NAME, ADDRESS*; AGE           WITH THE FUND                       OTHER DIRECTORSHIPS
------------------------------------------------------  -------------------------------------------------------

Margo N. Alexander**; 50           Director and         Mrs. Alexander  is president,  chief executive  officer
                                   President              and  a director  of Mitchell  Hutchins (since January
                                                          1995) and an executive vice president and director of
                                                          PaineWebber.  Mrs.  Alexander  is  president  and   a
                                                          director  or trustee  of 29  investment companies for
                                                          which Mitchell  Hutchins  or  PaineWebber  serves  as
                                                          investment adviser.
Richard Q. Armstrong; 62           Director             Mr.   Armstrong  is  chairman   and  principal  of  RQA
  78 West Brother Drive                                   Enterprises (management consulting firm) (since April
  Greenwich, CT 06830                                     1991 and principal occupation since March 1995).  Mr.
                                                          Armstrong  is also director of Hi Lo Automotive, Inc.
                                                          He was chairman of the board, chief executive officer
                                                          and co-owner  of Adirondack  Beverages (producer  and
                                                          distributor   of  soft   drinks  and  sparkling/still
                                                          waters) (October 1993-March 1995).  He was a  partner
                                                          of  The  New  England  Consulting  Group  (management
                                                          consulting firm) (December  1992-September 1993).  He
                                                          was  managing director of LVMH U.S. Corporation (U.S.
                                                          subsidiary of the  French luxury goods  conglomerate,
                                                          Luis  Vuitton Moet Hennessey Corporation) (1987-1991)
                                                          and chairman  of  its wine  and  spirits  subsidiary,
                                                          Schieffelin   &  Somerset  Company  (1987-1991).  Mr.
                                                          Armstrong is a director  or trustee of 28  investment
                                                          companies  for which Mitchell Hutchins or PaineWebber
                                                          serves as investment advisor.

                                        POSITION                         BUSINESS EXPERIENCE;
        NAME, ADDRESS*; AGE           WITH THE FUND                       OTHER DIRECTORSHIPS
------------------------------------------------------  -------------------------------------------------------
E. Garrett Bewkes, Jr.**; 70       Director and         Mr. Bewkes is  a director  of Paine  Webber Group  Inc.
                                   Chairman of the        ('PW  Group')  (holding  company  of  PaineWebber and
                                   Board of Directors     Mitchell Hutchins). Prior to December 1995, he was  a
                                                          consultant  to  PW  Group.  Prior  to  1988,  he  was
                                                          chairman of the board, president and chief  executive
                                                          officer  of the American Bakeries Company. Mr. Bewkes
                                                          is a director of Interstate Bakeries Corporation  and
                                                          NaPro  BioTherapeutics, Inc. Mr. Bewkes is a director
                                                          or trustee  of  29  investment  companies  for  which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          adviser.
Richard R. Burt; 50                Director             Mr.  Burt is chairman  of International Equity Partners
  1101 Connecticut                                        (international  investments   and  consulting   firm)
  Avenue, N.W.                                            (since  March  1994)  and  a  partner  of  McKinsey &
  Washington, D.C. 20036                                  Company (management consulting firm) (since 1991). He
                                                          is also a director of American Publishing Company and
                                                          Archer-Daniels-Midland Co. (agricultural
                                                          commodities). He  was  the chief  negotiator  in  the
                                                          Strategic Arms Reduction Talks with the former Soviet
                                                          Union  (1989-1991)  and  the U.S.  Ambassador  to the
                                                          Federal Republic of Germany (1985-1989). Mr. Burt  is
                                                          a  director or trustee of 28 investment companies for
                                                          which Mitchell  Hutchins  or  PaineWebber  serves  as
                                                          investment adviser.
Mary C. Farrell**; 47              Director             Ms.  Farrell is a  managing director, senior investment
                                                          strategist  and  member  of  the  Investment   Policy
                                                          Committee   of   PaineWebber.   Ms.   Farrell  joined
                                                          PaineWebber in 1982. She is a member of the Financial
                                                          Women's Association and  Women's Economic  Roundtable
                                                          and  is employed as a regular panelist on Wall $treet
                                                          Week with  Louis Rukeyser.  She  also serves  on  the
                                                          Board  of  Overseers of  New York  University's Stern
                                                          School of  Business. Ms.  Farrell  is a  director  or
                                                          trustee of 28 investment companies for which Mitchell
                                                          Hutchins or PaineWebber serves as investment adviser.

                                        POSITION                         BUSINESS EXPERIENCE;
        NAME, ADDRESS*; AGE           WITH THE FUND                       OTHER DIRECTORSHIPS
------------------------------------------------------  -------------------------------------------------------
Meyer Feldberg; 55                 Director             Mr. Feldberg is Dean and Professor of Management of the
  Columbia University                                     Graduate  School  of  Business,  Columbia University.
  101 Uris Hall                                           Prior to  1989,  he  was president  of  the  Illinois
  New York, NY 10027                                      Institute  of  Technology.  Dean Feldberg  is  also a
                                                          director   of   K-III   Communications   Corporation,
                                                          Federated  Department Stores  Inc., and  Revlon, Inc.
                                                          Dean  Feldberg  is  a  director  or  trustee  of   28
                                                          investment  companies for which  Mitchell Hutchins or
                                                          PaineWebber serves as investment adviser.
George W. Gowen; 67                Director             Mr. Gowen is a partner  in the law firm of  Dunnington,
  666 Third Avenue                                        Bartholow  &  Miller. Prior  to  May 1994,  he  was a
  New York, NY 10017                                      partner in the law firm  of Fryer, Ross & Gowen.  Mr.
                                                          Gowen  is  also a  director  of Columbia  Real Estate
                                                          Investments, Inc. Mr. Gowen is a director or  trustee
                                                          of   28  investment  companies   for  which  Mitchell
                                                          Hutchins or PaineWebber serves as investment adviser.
Frederic V. Malek; 60              Director             Mr.  Malek  is  chairman  of  Thayer  Capital  Partners
  1455 Pennsylvania                                       (merchant  bank). From January 1992 to November 1992,
  Avenue, N.W.                                            he was campaign manager of Bush-Quayle '92. From 1990
  Suite 350                                               to 1992, he was vice chairman and, from 1989 to 1990,
  Washington, D.C. 20004                                  he was president of Northwest Airlines Inc., NWA Inc.
                                                          (holding company  of  Northwest  Airlines  Inc.)  and
                                                          Wings  Holdings Inc.  (holding company  of NWA Inc.).
                                                          Prior to  1989,  he  was  employed  by  the  Marriott
                                                          Corporation  (hotels,  restaurants,  airline catering
                                                          and contract feeding), where he most recently was  an
                                                          executive  vice president  and president  of Marriott
                                                          Hotels and Resorts. Mr. Malek  is also a director  of
                                                          American   Management   Systems,   Inc.   (management
                                                          consulting and computer related services),  Automatic
                                                          Data  Processing,  Inc.,  CB  Commercial  Group, Inc.
                                                          (real estate services),  Choice Hotels  International
                                                          (hotel   and  hotel  franchising),  FPL  Group,  Inc.
                                                          (electric  services),  Integra,  Inc.  (bio-medical),
                                                          Manor  Care, Inc.  (health care),  National Education
                                                          Corporation and Northwest Airlines Inc. Mr. Malek  is
                                                          a  director or trustee of 28 investment companies for
                                                          which Mitchell  Hutchins  or  PaineWebber  serves  as
                                                          investment adviser.

                                        POSITION                         BUSINESS EXPERIENCE;
        NAME, ADDRESS*; AGE           WITH THE FUND                       OTHER DIRECTORSHIPS
------------------------------------------------------  -------------------------------------------------------
Carl W. Schafer; 61                Director             Mr.  Schafer  is president  of the  Atlantic Foundation
  P.O. Box 1164                                           (charitable foundation supporting mainly
  Princeton, NJ 08542                                     ocean-ographic exploration and research). He also  is
                                                          a  director of Roadway  Express, Inc. (trucking), The
                                                          Guardian Group of Mutual  Funds, Evans Systems,  Inc.
                                                          (moter   fuels,  convenience  store  and  diversified
                                                          company), Electronic Clearing House, Inc.  (financial
                                                          transactions processing), Wainoco Oil Corporation and
                                                          Nutraceutix,  Inc. (biotechnology  company). Prior to
                                                          January 1993,  he  was  chairman  of  the  Investment
                                                          Advisory  Committee  of  the  Howard  Hughes  Medical
                                                          Institute. Mr. Schafer is a director or trustee of 28
                                                          investment companies for  which Mitchell Hutchins  or
                                                          PaineWebber serves as investment adviser.
Elbridge T. Gerry III; 40          Vice President       Mr.  Gerry is a  senior vice president  and a portfolio
                                                          manager of Mitchell Hutchins. Prior to January  1996,
                                                          he  was with J.P. Morgan Private Banking where he was
                                                          responsible for managing municipal assets,  including
                                                          several  municipal bond  funds. Mr.  Gerry is  a vice
                                                          president of  five  investment  companies  for  which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          adviser.
Ann E. Moran; 40                   Vice President       Ms. Moran is a vice president of Mitchell Hutchins. Ms.
                                   and Assistant          Moran  is a vice president and assistant treasurer of
                                   Treasurer              29 investment companies  for which Mitchell  Hutchins
                                                          or PaineWebber serves as investment adviser.
Richard S. Murphy; 42              Vice President       Mr.  Murphy is a senior  vice president and a portfolio
                                                          manager of Mitchell Hutchins. Prior to March 1994 Mr.
                                                          Murphy was a vice president at American International
                                                          Group.  Mr.  Murphy  is  a  vice  president  of   two
                                                          investment  companies for which  Mitchell Hutchins or
                                                          PaineWebber serves as investment adviser.
Dianne E. O'Donnell; 45            Vice President       Ms. O'Donnell  is a  senior vice  president and  deputy
                                   and Secretary          general  counsel of Mitchell  Hutchins. Ms. O'Donnell
                                                          is a vice  president of 29  investment companies  and
                                                          secretary   of  28  investment  companies  for  which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          adviser.

                                        POSITION                         BUSINESS EXPERIENCE;
        NAME, ADDRESS*; AGE           WITH THE FUND                       OTHER DIRECTORSHIPS
------------------------------------------------------  -------------------------------------------------------
Emil Polito; 36                    Vice President       Mr. Polito is a senior  vice president and director  of
                                                          operations  and control  for Mitchell  Hutchins. From
                                                          March 1991 to September 1993  he was director of  the
                                                          Mutual  Funds  Sales Support  and Service  Center for
                                                          Mitchell Hutchins and PaineWebber. Mr. Polito is vice
                                                          president  of  29  investment  companies  for   which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          adviser.
Victoria E. Schonfeld; 46          Vice President       Ms.  Schonfeld  is  a  managing  director  and  general
                                                          counsel of Mitchell Hutchins. Prior to May 1994,  she
                                                          was a partner in the law firm of Arnold & Porter. Ms.
                                                          Schonfeld  is  a  vice  president  of  29  investment
                                                          companies for which Mitchell Hutchins or  PaineWebber
                                                          serves as investment adviser.
Paul H. Schubert; 34               Vice President       Mr. Schubert is a first vice president and the director
                                   and Treasurer          of  the  mutual  fund  finance  division  of Mitchell
                                                          Hutchins. From August 1992 to  August 1994, he was  a
                                                          vice president of BlackRock Financial Management L.P.
                                                          Prior  to August 1992,  he was an  audit manager with
                                                          Ernst & Young LLP. Mr.  Schubert is a vice  president
                                                          and  treasurer of  29 investment  companies for which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          adviser.
Barney A. Taglialatela; 36         Vice President       Mr. Taglialatela is a vice  president and a manager  of
                                   and Assistant          the   mutual  fund   finance  division   of  Mitchell
                                   Treasurer              Hutchins. Prior to February 1955, he was a manager of
                                                          the mutual fund  finance division  of Kidder  Peabody
                                                          Asset  Management,  Inc. Mr.  Taglialatela is  a vice
                                                          president  of  28  investment  companies  for   which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          adviser.
Gregory K. Todd; 40                Vice President       Mr. Todd is a first vice president and senior associate
                                   and Assistant          general  counsel of Mitchell Hutchins. Prior to 1993,
                                   Secretary              he  was  a  partner  in  the  law  firm  of  Shereff,
                                                          Friedman,  Hoffman  &  Goodman. Mr.  Todd  is  a vice
                                                          president and assistant secretary of nine  investment
                                                          companies  and  vice president  and secretary  of one
                                                          investment company  for  which Mitchell  Hutchins  or
                                                          PaineWebber serves as investment adviser.
Keith A. Weller; 35                Vice President       Mr.  Weller  is a  first  vice president  and associate
                                   and Assistant          general counsel of  Mitchell Hutchins.  Prior to  May
                                   Secretary              1995,  he was  an attorney  in private  practice. Mr.
                                                          Weller is a vice president and assistant secretary of
                                                          28 investment companies  for which Mitchell  Hutchins
                                                          or PaineWebber serves as investment adviser.

                                        POSITION                         BUSINESS EXPERIENCE;
        NAME, ADDRESS*; AGE           WITH THE FUND                       OTHER DIRECTORSHIPS
------------------------------------------------------  -------------------------------------------------------
Teresa M. West; 38                 Vice President       Ms.   West  is  a  first  vice  president  of  Mitchell
                                                          Hutchins. Prior to November 1993, she was  compliance
                                                          manager  of  Hyperion  Capital  Management,  Inc., an
                                                          investment advisory firm.  Prior to  April 1993,  Ms.
                                                          West  was  a  vice  president  and  manager  -- legal
                                                          administration of Mitchell  Hutchins. Ms.  West is  a
                                                          vice  president of 29  investment companies for which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          adviser.
Ian W. Williams; 39                Vice President       Mr. Williams is a vice  president and a manager of  the
                                   and Assistant          mutual  fund finance  division of  Mitchell Hutchins.
                                   Treasurer              Prior to June 1992, he was an audit senior accountant
                                                          with Price  Waterhouse LLP.  Mr. Williams  is a  vice
                                                          president   of  28  investment  companies  for  which
                                                          Mitchell Hutchins or PaineWebber serves as investment
                                                          advisor.


------------

 * Unless otherwise indicated, the business address of each listed person is 1285 Avenue of the Americas, New York, New York 10019.

** Mrs.  Alexander, Mr. Bewkes  and Ms. Farrell are  'interested persons' of the
   Fund, as defined in the 1940 Act by reason of their positions with Mitchell Hutchins, PaineWebber and/or PW Group.

                            ------------------------
     The Fund pays directors who are not 'interested persons' of the Fund $1,000 annually and $150 for each board meeting and for each separate meeting of a board committee. Each chairman of the audit and contract review committees of the individual funds within the PaineWebber fund complex receives additional annual compensation aggregating $15,000 annually from the relevant funds. All directors are reimbursed for any expenses incurred in attending meetings. Because Mitchell Hutchins performs substantially all of the services necessary for the operation of the Fund, the Fund requires no employees. No officer, director or employee of PaineWebber or Mitchell Hutchins presently receives any compensation from the Fund for acting as a director or officer. The 1940 Act requires that the holders of the outstanding shares of the preferred stock, including the APS, voting as a separate class, have the right to select at least two of the Fund's directors at all times. The table below includes certain information relating to the compensation of the Fund's current directors who held office with the Fund or other PaineWebber funds for the last fiscal and calendar years.

                               COMPENSATION TABLE


                                                                                                         TOTAL
                                                                                                     COMPENSATION
                                                                                     AGGREGATE       FROM THE FUND
                                    NAME OF                                         COMPENSATION     AND THE FUND
                                PERSON, POSITION                                   FROM THE FUND*       COMPLEX
--------------------------------------------------------------------------------   --------------    -------------

Richard Q. Armstrong, Director..................................................       $2,489           $59,873
Richard R. Burt, Director.......................................................        2,339            51,173
Meyer Feldberg, Director........................................................        2,448            96,181
George W. Gowen, Director.......................................................        1,323            92,431
Frederic V. Malek, Director.....................................................        1,323            92,431
Carl W. Schafer, Director.......................................................        1,323            62,307


Only independent members of the board of directors are compensated by the Fund and identified above; directors who are 'interested persons,' as defined in the 1940 Act, do not receive compensation.


 * Represents fees paid to each director during the fiscal year ended March 31, 1997.



 `D' Represents total compensation paid to each director by the Fund and the fund complex during the twelve months ended December 31, 1996; no fund within the complex has a bonus, pension, profit sharing or retirement plan.


              CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES


     As  of July    ,  1997, Cede  & Co. (the  nominee for  The Depository Trust
Company) owned of record [              ] shares of  the Fund's Common Stock  or
    % of the outstanding shares of the Fund's Common Stock. To the knowledge of the Fund, no person is the beneficial owner of 5% or more of its Common Stock.



     As of July    , 1997, the directors and  officers of the Fund  beneficially owned [less than 1%] of the outstanding shares of the Fund's Common Stock.


                        INVESTMENT ADVISORY ARRANGEMENTS

     Mitchell Hutchins is the Fund's investment adviser and administrator pursuant to a contract dated May 26, 1993 with the Fund ('Advisory Contract'). Pursuant to the Advisory Contract, Mitchell Hutchins provides a continuous investment program for the Fund and makes investment decisions and places orders to buy, sell or hold particular securities. As administrator, Mitchell Hutchins supervises all matters relating to the operation of the Fund and obtains for it corporate, administrative and clerical personnel, office space, equipment and services, including arranging for the periodic preparation, updating, filing and dissemination of proxy materials, tax returns and reports to the Fund's board of directors, shareholders and regulatory authorities.

     In addition to the payments to Mitchell Hutchins under the Advisory Contract described above, the Fund pays certain other costs including: (1) the costs (including brokerage commissions) of securities purchased or sold by the Fund and any losses incurred in connection therewith; (2) expenses incurred on behalf of the Fund by Mitchell Hutchins; (3) organizational expenses of the Fund, whether or not advanced by Mitchell Hutchins; (4) filing fees and expenses relating to the registration and qualification of the Common Stock under federal and state securities laws; (5) fees and salaries payable to directors who are not interested persons of the Fund or Mitchell Hutchins; (6) all expenses incurred in connection with the directors' services, including travel expenses;
(7) taxes (including any income or franchise taxes) and governmental fees; (8) costs of any liability, uncollectible items of deposit and any other insurance or fidelity bonds; (9) any costs, expenses or losses arising out of a liability of or claims for damages or other relief asserted against the Fund for violation of any law; (10) legal, accounting and auditing expenses, including legal fees of special counsel for the independent directors; (11) charges of custodians, transfer agents and other agents; (12) costs of preparing share certificates;
(13) expenses of printing and distributing reports to stockholders; (14) any extraordinary expenses (including fees and disbursements of counsel) incurred by the Fund; (15) fees, voluntary assessments and other expenses incurred in connection with membership in investment company organizations; (16) costs of mailing and tabulating proxies and costs of meetings of stockholders, the board and any committees thereof; (17) the costs of investment company literature and other publications provided to directors and officers; (18) costs of mailing, stationery and communications equipment; (19) interest charges on borrowings;
(20) fees and expenses of listing and maintaining any listing of the Fund's shares on the New York Stock Exchange, Inc. ('NYSE') or any other national securities exchange; and (21) costs and expenses (including rating agency fees) associated with the issuance of any preferred stock.

     The Advisory Contract was approved by the Fund's board of directors and by a majority of the directors who neither are interested persons of the Fund nor have any direct or indirect financial interest in the Advisory Contract ('Independent Directors'), on February 23, 1993 and by its initial stockholder on May 26, 1993. Unless sooner terminated, the Advisory Contract will remain in effect for two years from its execution. Thereafter, if not terminated, the Advisory Contract will continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually: (1) by a majority vote of the Independent Directors cast in person at a meeting called for the purpose of voting on such approval; and (2) by the board of directors or by vote of a majority of the outstanding voting securities (i.e., the Common Stockholders and any preferred stockholders, voting as a single class) of the Fund.

     Under the Advisory Contract, Mitchell Hutchins will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the Advisory Contract, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of Mitchell Hutchins in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Contract. The Advisory Contract is terminable by vote of the board of directors or by the holders of a majority of the outstanding voting securities of the Fund, at any time without penalty, on 60 days' written notice to Mitchell Hutchins. The Advisory Contract may also be terminated by Mitchell Hutchins on 60 days' written notice to the Fund. The Advisory Contract terminates automatically upon its assignment.


     For the fiscal years ended March 31, 1997, March 31, 1996 and March 31, 1995, the Fund paid or accrued to Mitchell Hutchins $3,988,417 (of which $1,107,893 was waived by Mitchell Hutchins), $3,988,174 (of which $927,265 was waived by Mitchell Hutchins) and $3,195,714, respectively, in investment advisory and administration fees.



     Mitchell Hutchins personnel may invest in securities for their own accounts pursuant to a code of ethics that describes the fiduciary duty owed to shareholders of the PaineWebber mutual funds and other Mitchell Hutchins advisory accounts held by all Mitchell Hutchins' directors, officers and employees, that establishes procedures for personal investing and that restricts certain transactions. For example, employee accounts generally must be maintained at PaineWebber, personal trades in most securities require pre-clearance and short-term trading and participation in initial public offerings generally are prohibited. In addition, the code of ethics puts restrictions on the timing of personal investing in relation to trades by PaineWebber funds and other Mitchell Hutchins advisory clients.


                             PORTFOLIO TRANSACTIONS


     Subject to policies established by the board of directors, Mitchell Hutchins is responsible for the execution of the Fund's portfolio transactions and the allocation of brokerage transactions. In executing portfolio transactions, Mitchell Hutchins seeks to obtain the best net results for the Fund, taking into account such factors as the price (including the applicable dealer spread or brokerage commission), size of order, difficulty of execution and operational facilities of the firm involved. Municipal Obligations in which the Fund invests generally are traded on the OTC market on a 'net' basis without a stated commission through dealers acting for their own account and not as brokers. Prices paid to dealers in principal transactions generally include a 'spread,' which is the difference between the prices at which the dealer is willing to purchase and sell a specific security at that time. For the fiscal years ended March 31, 1997, March 31, 1996 and March 31, 1995, the Fund paid no brokerage commissions.


     In placing orders with dealers, Mitchell Hutchins attempts to obtain the best net price and the most favorable execution of its orders. Mitchell Hutchins may purchase and sell portfolio securities from and to dealers who provide the Fund with research, analysis, statistical or pricing advice or similar services.

Portfolio transactions will not be directed by the Fund to dealers solely on the basis of research and advice provided. The Fund will not purchase portfolio securities at a higher price or sell such securities at a lower price in connection with transactions effected with a dealer, acting as principal, who furnishes research services to Mitchell Hutchins than would be the case if no weight were given by Mitchell Hutchins to the dealer's furnishing of such services. Moreover, Mitchell Hutchins will not enter into any explicit soft dollar arrangements relating to principal transactions and will not receive in principal transactions the types of services which could be purchased for hard dollars. Mitchell Hutchins may engage in agency transactions in OTC equity and debt securities in return for research and execution services. These transactions are entered into only in compliance with procedures ensuring that the transaction (including commissions) is at least as favorable as it would have been if effected directly with a market-maker that did not provide research for execution services. These procedures include Mitchell Hutchins receiving multiple quotes from dealers before executing the transaction on an agency basis. Research services furnished by the dealers through which or with which the Fund effects securities transactions may be used by Mitchell Hutchins in advising other funds or accounts they advise and, conversely, research services furnished to Mitchell Hutchins in connection with other funds or accounts that Mitchell Hutchins advises may be used in advising the Fund. Although it is not possible to place a dollar value on those services, it is the opinion of Mitchell Hutchins that the receipt of such services should not reduce its overall research expenses. Information and research received from brokers and dealers is in addition to, and not in lieu of, the services required to be performed by Mitchell Hutchins under the Advisory Contract. For the fiscal years ended March 31, 1997, March 31, 1996 and March 31, 1995, Mitchell Hutchins did not direct any portfolio transactions to brokers chosen because they provide research and analysis.



     The Fund has no obligation to deal with any broker or group of brokers in the execution of portfolio transactions. The Fund contemplates that, consistent with obtaining the best net results, brokerage transactions may be conducted through Mitchell Hutchins or any of its affilates, including PaineWebber. The Fund's board of directors has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to Mitchell Hutchins or any of its affiliates are reasonable and fair. Specific provisions in the Mitchell Hutchins Contract authorize Mitchell Hutchins and any of its affiliates which is a member of a national securities exchange to effect portfolio transactions for the Fund on such exchange and to retain compensation in connection with such transactions. Any such transactions will be effected and related compensation paid only in accordance with applicable SEC regulations.


     Investment decisions for the Fund and for other investment accounts managed by Mitchell Hutchins will be made independently of each other in light of differing considerations for the various accounts. However, the same investment decision may occasionally be made for the Fund and one or more such accounts. In such cases, simultaneous transactions are inevitable. Purchases or sales then will be averaged as to price and allocated between the Fund and such other account(s) as to amount according to a formula deemed equitable to the Fund and such account(s). While in some cases this practice could have a detrimental effect upon the price or value of the security as far as the Fund is concerned, or upon its ability to complete its entire order, in other cases it is believed that coordination and the ability to participate in volume transactions will be beneficial to the Fund.


     Transactions in futures contracts are executed through futures commission merchants ('FCMs') who receive brokerage commissions for their services. The Fund's procedures in selecting FCM's to execute the Fund's transactions in futures contracts are similar to those in effect with respect to brokerage transactions in securities. For the fiscal years ended March 31, 1997, March 31, 1996 and March 31, 1995, the Fund paid no commissions to FCMs.


     The Fund will not purchase securities that are offered in underwritings in which PaineWebber, Mitchell Hutchins or any of their affiliates is a member of the underwriting or selling group, except pursuant to procedures adopted by the board of directors pursuant to Rule 10f-3 under the 1940 Act. Among other things, these procedures require that the commission or spread paid in connection with such a purchase be reasonable and fair, that the purchase be at not more than the public offering price prior to the end of the first business day after the date of the public offering and that PaineWebber, Mitchell Hutchins and their affiliates not participate in or benefit from the sale to the Fund.

PORTFOLIO TURNOVER


     For the fiscal years ended March 31, 1997 and March 31, 1996, the Fund's portfolio turnover rate was 0% and 4%, respectively. Portfolio turnover may vary from year to year and will not be a limiting factor when Mitchell Hutchins deems portfolio changes appropriate. The portfolio turnover rate is calculated by dividing the lesser of the Fund's annual sales or purchases of portfolio securities (exclusive of purchases or sales of securities whose maturities at the time of acquisition were one year or less) by the monthly average value of the long-term securities in the portfolio during the year.


                           VALUATION OF COMMON STOCK

     The net asset value of the Common Stock is determined weekly, as directed by the Fund's board of directors, and also is determined monthly as of the close of regular trading on the NYSE on the last day of the month on which the NYSE is open for trading. The net asset value per share of Common Stock is computed by dividing the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received and earned discount) minus all liabilities (including accrued expenses) and the liquidation preference of any outstanding preferred stock by the total number of shares of Common Stock outstanding at such time.

     When market quotations are readily available, the Fund's debt securities are valued based upon those quotations. When market quotations for options and futures positions held by the Fund are readily available, those positions are valued based upon such quotations. Market quotations generally are not available for options traded in the OTC market. When market quotations for options and futures positions or any other securities and assets of the Fund are not readily available, they are valued at fair value as determined in good faith by or under the direction of the board of directors, generally based upon appraisals received from a pricing service using a computerized matrix system or derived from information concerning the security or similar securities received from recognized dealers in those securities. Notwithstanding the above, debt securities with maturities of 60 days or less generally are valued at amortized cost if their original term to maturity was 60 days or less, or by amortizing the difference between their fair value as of the 61st day prior to maturity and their maturity value if their original term to maturity exceeded 60 days, unless in either case the board of directors or its delegate determines that this does not represent fair value.

                                     TAXES

TAXATION OF THE FUND

     General. In order to continue to qualify for treatment as a regulated investment company ('RIC') under the Internal Revenue Code, the Fund must distribute to its stockholders for each taxable year at least 90% of the sum of its net interest income excludable from gross income under section 103(a) of the Internal Revenue Code ('tax-exempt income') plus its investment company taxable income (consisting generally of taxable net investment income, net short-term capital gain and net realized gains from certain hedging transactions) ('Distribution Requirement') and must meet several additional requirements. Among these requirements are the following: (1) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of securities, or other income (including gains from options or futures contracts) derived with respect to its business of investing in securities ('Income Requirement'); (2) the Fund must derive less than 30% of its gross income each taxable year from the sale or other disposition of securities, options or futures contracts held for less than three months ('Short-Short Limitation');
(3) at the close of each quarter of the Fund's taxable year, at least 50% of the value of its total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs and other securities, with those other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of the Fund's total assets; and (4) at the close of each quarter of the Fund's taxable year, not more than 25% of the value of its total assets may be invested in securities (other than U.S. government securities or the securities of other RICs) of any one issuer. If the Fund failed to qualify for treatment as a RIC for any taxable year, it would be taxed as an ordinary corporation on its taxable income for that year (even if that income was distributed to its stockholders) and all distributions out of its earnings and profits (including those attributable to tax-exempt income) would be taxable to its stockholders as dividends (that is, ordinary income).

     The Fund will be subject to a nondeductible 4% excise tax ('Excise Tax') to the extent it fails to distribute by the end of any calendar year at least 98% of the sum of its ordinary income (not including tax-exempt income) for that year and its capital gain net income for the one-year period ending on October 31 of that year, plus certain other amounts. For these purposes, any such taxable income retained by the Fund, and on which it pays federal income tax, will be treated as having been distributed.

     While any shares of preferred stock are outstanding, the Fund may not declare any cash dividend or other distribution on the Common Stock unless, at the time of the declaration, the Fund satisfies certain dividend payment and asset coverage requirements. See 'Special Leverage Considerations' in the Prospectus. Any such suspension of distributions on the Common Stock could prevent the Fund from satisfying the Distribution Requirement and avoiding imposition of the Excise Tax. For so long as the Fund has outstanding preferred stock, it will be required to allocate each particular type of its income for each taxable year (such as tax-exempt income, net realized capital gains, and other taxable income) between the two classes of shares, Common Stock and preferred stock, in proportion to the total distributions paid to each such class for that year. It is not expected that any portion of the Fund's distributions will be eligible for the dividends-received deduction available for corporations.

     Pursuant to a published ruling of the Internal Revenue Service, insurance proceeds received by the Fund from an insurer with whom the Fund maintains a policy described in the Prospectus will be treated as tax-exempt interest income to the same extent as if such payments were made by the issuer of the insured Municipal Obligations and will be eligible for distribution as part of the Fund's exempt-interest dividends. In the case of a failure by a municipality to appropriate funds sufficient to satisfy a Municipal Obligation, it is unclear whether payments made by an insurer in place of interest on such non-appropriated obligation will be excludable from gross income for federal income tax purposes.


     The Fund may acquire zero coupon Municipal Obligations issued with original issue discount. As the holder of such a security, the Fund would have to include in its tax-exempt income for purposes of the Distribution Requirement, and in its gross income for purposes of the Income Requirement and the Short-Short Limitation the original issue discount that accrues on the security for the taxable year, even if the Fund receives no payment on the security during the year. Because the Fund annually must distribute at least 90% of its tax-exempt income and investment company taxable income, including any accrued original issue discount, to satisfy the Distribution Requirement, it may be required in a particular year to distribute as a dividend an amount that is greater than the total amount of cash it actually receives. Those distributions will be made from the Fund's cash assets or from the proceeds of sales of portfolio securities or from borrowings, if necessary. The Fund may realize taxable capital gains or losses from those sales, which would increase or decrease its investment company taxable income or net capital gain (the excess of net long-term capital gain over net short-term capital loss). Because of the Short-Short Limitation, any such gains realized on the disposition of securities held for less than three months would reduce the Fund's ability to sell other securities, or options or futures, held for less than three months that it might wish to sell in the ordinary course of its portfolio management.

     Hedging Strategies. The use of hedging strategies, such as writing (selling) and purchasing options and futures, involves complex rules that will determine for income tax purposes the character and timing of recognition of the gains and losses the Fund realizes in connection therewith. These rules also may require the Fund to 'mark to market' (that is, treat as sold for their fair market value) at the end of each taxable year certain positions in its portfolio, which may cause the Fund to recognize income without receiving cash with which to make distributions necessary to satisfy the Distribution Requirement and to avoid imposition of the Excise Tax. In that event, the Fund might have to liquidate securities to enable it to make the required distributions, which would cause it to recognize gains or losses and might affect its ability to satisfy the Short-Short Limitation.

     Gains from options and futures derived by the Fund with respect to its business of investing in securities will qualify as permissible income under the Income Requirement. However, income from the disposition of options and futures will be subject to the Short-Short Limitation if they are held for less than three months.

     If the Fund satisfies certain requirements, any increase in value of a position that is part of a 'designated hedge' will be offset by any decrease in value (whether realized or not) of the offsetting hedging position during the period of the hedge for purposes of determining whether the Fund satisfies the Short-Short Limitation. Thus, only the net gain (if any) from the designated hedge will be included in gross income for purposes of that limitation. The Fund will consider whether it should seek to qualify for this treatment for its hedging transactions. To the extent the Fund does not qualify for this treatment, it may be forced to defer the closing out of certain options and futures beyond the time when it otherwise would be advantageous to do so, in order for the Fund to continue to qualify as a RIC.

TAXATION OF STOCKHOLDERS

     Entities or other persons who are 'substantial users' (or persons related to 'substantial users') of facilities financed by IDBs or PABs should consult their tax advisers before purchasing shares of Common Stock because, for users of certain of these facilities, the interest on such bonds is not exempt from federal income tax. For these purposes, the term 'substantial user' is defined generally to include a 'non-exempt person' who regularly uses in trade or business a part of a facility financed from the proceeds of IDBs or PABs.

     Up to 85% of social security and railroad retirement benefits may be included in taxable income for recipients whose modified adjusted gross income (including income from tax-exempt sources such as the Fund) plus 50% of their net benefits exceeds certain base amounts. Exempt-interest dividends are still tax-exempt to the extent described in the Prospectus; they are only included in the calculation of whether a recipient's income exceeds the established amounts.

     Distributions of the Fund's net capital gain, if any, will be taxable to its stockholders as long-term capital gains, regardless of the length of time they held their Fund shares.

     A participant in the Fund's Dividend Reinvestment Plan will be treated as having received a distribution in the amount of the cash used to purchase shares of Common Stock on his behalf, including a pro rata portion of the brokerage fees incurred by the Transfer Agent. See 'Dividends and Other Distributions; Dividend Reinvestment Plan' in the Prospectus.

     The Fund is required to withhold 31% of all taxable dividends, capital gain distributions and repurchase proceeds payable to any individuals and certain other noncorporate stockholders who do not provide the Fund with a correct taxpayer identification number. Withholding at that rate also is required from taxable dividends and capital gain distributions payable to stockholders who otherwise are subject to backup withholding.


                             ADDITIONAL INFORMATION

SHARE REPURCHASES AND TENDERS

     As discussed in the Prospectus, the Fund's board of directors may tender for its shares to reduce or eliminate the discount to net asset value at which the Fund's shares might trade. Even if a tender offer has been made, it will be the board's announced policy, which may be changed by the board, not to accept tenders or effect repurchases (or, if a tender offer has not been made, not to initiate a tender offer) if: (1) such transactions, if consummated, would (a) result in the delisting of the Common Stock from the NYSE (the NYSE having advised the Fund that it would consider delisting if the aggregate market value of the outstanding shares is less than $5,000,000, the number of publicly held shares falls below 600,000 or the number of round-lot holders falls below 1,200), (b) impair the Fund's status as a RIC under the Internal Revenue Code (which would eliminate the Fund's eligibility to deduct dividends paid to its stockholders, thus causing the Fund's income to be fully taxed at the corporate level in addition to the taxation of stockholders upon dividends received from the Fund) or (c) cause the Fund to violate applicable asset coverage or similar requirements on outstanding preferred stock or borrowings; (2) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund's investment objective and policies in order to repurchase its shares; or (3) there is, in the board's judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b)
suspension of trading or limitation on prices of securities generally on the NYSE or any other exchange on which portfolio securities of the Fund are traded,
(c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, New York State or any state in which the Fund invests, (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition that would have a material adverse effect on the Fund or its stockholders if shares were repurchased. The board of directors may modify these conditions in light of experience.

COUNSEL

     The law firm of Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, N.W., Washington, D.C. 20036-1800, counsel to the Fund, has passed upon the legality of the Common Stock offered by the Fund's Prospectus. Kirkpatrick & Lockhart LLP also acts as counsel to Mitchell Hutchins and PaineWebber in connection with other matters.

INDEPENDENT AUDITORS

     Ernst & Young LLP, 787 Seventh Avenue, New York, New York 10019, serves as the independent auditors for the Fund.

                             FINANCIAL INFORMATION


     The Fund's Annual Report to Stockholders for the fiscal year ended March 31, 1997 is a separate document supplied with this Statement of Additional Information and the financial statements, accompanying notes and report of independent auditors appearing therein are incorporated by reference in this Statement of Additional Information.

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

                                                                      APPENDIX A

RATINGS OF INSURANCE COMPANY CLAIMS-PAYING ABILITY

     The claims-paying ability of insurance companies is rated by Moody's and S&P. Descriptions of these ratings are set forth below:

DESCRIPTION OF MOODY'S RATINGS OF INSURANCE COMPANY CLAIMS-PAYING ABILITY

     Aaa. Insurance companies rated Aaa offer exceptional financial security. While the financial strength of these companies is likely to change, such changes as can be visualized are most unlikely to impair their fundamentally strong position.

     Aa. Insurance companies rated Aa offer excellent financial security. Together with the Aaa group they constitute what are generally known as high grade companies. They are rated lower than Aaa companies because long-term risks appear somewhat larger.

     A. Insurance companies rated A offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa. Insurance companies rated Baa offer adequate financial security. However, certain protective elements may be lacking or may be characteristically unreliable over any great length of time.

Note: Numeric modifiers are used to refer to the ranking within the group -- one being the highest and three being the lowest. However, the financial strength of companies within a generic rating symbol (Aa, for example) is broadly the same.

DESCRIPTION OF S&P'S RATINGS OF INSURANCE COMPANY CLAIMS-PAYING ABILITY

     AAA. Superior financial security on an absolute and relative basis. Capacity to meet policyholder obligations is overwhelming under a variety of economic and underwriting conditions.

     AA. Excellent financial security. Capacity to meet policyholder obligations is strong under a variety of economic and underwriting conditions.

     A. Good financial security, but capacity to meet policyholder obligations is somewhat susceptible to adverse economic and underwriting conditions.

     BBB. Adequate financial security, but capacity to meet policyholder obligations is susceptible to adverse economic and underwriting conditions.

Note: Plus (+) and minus ( - ) signs indicate relative standing within a category, and are not indications of likely upgrades or downgrades.

RATINGS OF MUNICIPAL BONDS AND COMMERCIAL PAPER

     Municipal bonds are rated by Moody's and S&P. Moody's also publishes separate ratings for municipal notes. Descriptions of these ratings, together with the ratings assigned by Moody's and S&P to commercial paper, are set forth below.

DESCRIPTION OF MOODY'S MUNICIPAL BOND RATINGS


     Aaa. Bonds which are rated Aaa are judged to be of the best quality and carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.



     Aa. Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A. Bonds which are rated A possess many favorable investment attributes and are considered to be upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa. Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Note: Those bonds in the Aa, A and Baa groups which Moody's believes possess the strongest investment attributes are designated by the symbols Aa1, A1 and Baa1.

DESCRIPTION OF S&P'S MUNICIPAL BOND RATINGS

     AAA. Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

     AA. Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

     A. Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB. Debt rated BBB is regarded as having adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

NOTE: Plus (+) or Minus ( - ): The ratings from 'AA' to 'BBB' may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

DESCRIPTION OF MOODY'S HIGHEST RATINGS OF STATE AND MUNICIPAL NOTES AND OTHER SHORT-TERM LOANS

     Moody's ratings for state and municipal notes and other short-term loans are designated 'Moody's Investment Grade' ('MIG' or, for variable or floating rate obligations, 'VMIG'). Such ratings recognize the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings. Symbols used will be as follows:


          MIG-1/VMIG-1. This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad based access to the market for refinancing.


          MIG-2/VMIG-2. This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

DESCRIPTION OF S&P'S RATINGS OF STATE AND MUNICIPAL NOTES AND
OTHER SHORT-TERM LOANS

     S&P's tax exempt note ratings are generally given to such notes that mature in three years or less. The two higher rating categories are as follows:

          SP-1. Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

          SP-2. Satisfactory capacity to pay principal and interest.

DESCRIPTION OF COMMERCIAL PAPER RATINGS


     Issuers assigned Prime-1 by Moody's have a superior capacity for repayment of senior short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; well established access to a range of financial markets and assured sources of alternate liquidity. Issuers assigned Prime-2 have a strong ability for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.


     Issues assigned A by S&P, the highest rating category, are regarded as having the greatest capacity for timely repayment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety. The A-1 designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation. The A-2 designation indicates that the capacity for timely payment is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.

                      [This page intentionally left blank]

                                                                      APPENDIX B

                            RATING AGENCY GUIDELINES

     S&P AAA RATING GUIDELINES. For purposes of calculating the Discounted Value of the Fund's portfolio under current S&P guidelines, the fair market value of Municipal Obligations eligible for consideration under such guidelines ('S&P Eligible Assets') must be discounted by certain discount factors set forth in the table below ('S&P Discount Factors'). The Discounted Value of a Municipal Obligation under S&P guidelines is the fair market value thereof divided by the S&P Discount Factors. The S&P Discount Factor used to discount a particular Municipal Obligation will be determined by reference to (i)(A) in the event such Municipal Obligation is not covered by insurance or is covered by an Original Issuance Insurance policy or a Portfolio Insurance policy which does not provide the Fund with the option to obtain permanent insurance equivalent to Original Issue or Secondary Market Insurance ('Permanent Insurance') with respect to such Municipal Obligation, or which is not escrow backed, the S&P or Moody's rating on such Municipal Obligation, (B) in the event such Municipal Obligation is covered by a Secondary Market Insurance policy, the S&P insurance claims-paying ability rating of the issuer of the policy or (C) in the event such Municipal Obligation is guaranteed or is covered by a Portfolio Insurance policy which provides the Fund with the option to obtain Permanent Insurance with respect to such Municipal Obligation, at the Fund's option the S&P or Moody's rating on such Municipal Obligation or the S&P insurance claims-paying ability rating of the guarantor or issuer of the Portfolio Insurance policy, and (ii) the 'S&P Exposure Period' (currently, 3 Business Days). S&P Discount Factors for a range of exposure periods are set forth below:

                                                                  S&P DISCOUNT FACTORS
                                                                     RATING CATEGORY
                                                               ---------------------------
S&P EXPOSURE PERIOD                                            AAA     AA       A      BBB
------------------------------------------------------------   ---     ---     ---     ---

40 Business Days............................................   190%    195%    210%    250%
22 Business Days............................................   170     175     190     230
10 Business Days............................................   155     160     175     215
 7 Business Days............................................   150     155     170     210
 3 Business Days............................................   130     135     150     190

     Since the S&P Exposure Period currently applicable to the Fund is three Business Days, the S&P Discount Factors currently applicable to S&P Eligible Assets will be determined by reference to the factors set forth opposite the line entitled '3 Business Days.' Notwithstanding the foregoing, (i) the S&P Discount Factor for short-term Municipal Obligations will be 115%, so long as such Municipal Obligations are rated A-1+ or SP-1+ by S&P and mature or have a demand feature exercisable within 30 days or less, or 125% if such Municipal Obligations are not rated by S&P but are rated VMIG-1, MIG-1 or Prime-1 by Moody's; provided, however, that any such Moody's-rated short-term Municipal Obligations which have demand features exercisable within 30 days or less must be backed by a letter of credit, liquidity facility or guarantee from a bank or other financial institution with a short-term rating of at least A-1+ from S&P; and further provided that such Moody's-rated short-term Municipal Obligations may comprise no more than 50% of short-term Municipal Obligations that qualify as S&P Eligible Assets and (ii) no S&P Discount Factor will be applied to cash or to Receivables for Municipal Obligations Sold. For purposes of the foregoing, Anticipation Notes rated SP-1+ or, if not rated by S&P, rated MIG-1 or VMIG-1 by Moody's, which do not mature or have a demand feature at par exercisable in 30 days and which do not have a long-term rating, will be considered to be short-term Municipal Obligations. 'Receivables for Municipal Obligations Sold,' for purposes of calculating S&P Eligible Assets as of any Valuation Date, means the book value of receivables for Municipal Obligations sold as of or prior to such Valuation Date if such receivables are due within five business days of such Valuation Date.

     The S&P guidelines impose certain minimum issue size, issuer, geographical diversification and other requirements for purposes of determining S&P Eligible
Assets:

          (1)  In  order  to  be  considered  S&P  Eligible  Assets,   Municipal
     Obligations owned by the Fund must:

             (a) Be interest bearing and pay interest at least semi-annually;

             (b) Be payable with respect to principal and interest in U.S. dollars;

             (c) Be publicly rated BBB or higher by S&P or, if not rated by S&P but rated by Moody's, be rated at least A by Moody's; provided that such Moody's-rated Municipal Obligations will be included in S&P Eligible Assets only to the extent the fair market value of such Municipal Obligations does not exceed 50% of the aggregate fair market value of S&P Eligible Assets. For purposes of determining the S&P Discount Factors applicable to such Moody's-rated Municipal Obligations, any such Municipal Obligation will be deemed to have an S&P rating which is one full rating category lower than its Moody's rating;

             (d) Not be private placements; and

             (e) Be part of an issue with an original issue size of at least $20 million or, if of an issue with an original issue size below $20 million (but in no event lower than $10 million), be issued by an issuer with a total of at least $50 million of securities outstanding.

          (2) Municipal Obligations of any one issuer or guarantor (excluding bond insurers) will be considered S&P Eligible Assets only to the extent the fair market value of such Municipal Obligations does not exceed 10% of the aggregate fair market value of S&P Eligible Assets, provided that 2% is added to the applicable S&P Discount Factor for every 1% by which the fair market value of such Municipal Obligations exceeds 5% of the aggregate fair market value of S&P Eligible Assets.

          (3) Municipal Obligations issued by issuers in any one state (including the District of Columbia), territory or possession of the United States will be considered S&P Eligible Assets only to the extent the fair market value of such Municipal Obligations does not exceed 20% of the aggregate fair market value of S&P Eligible Assets.

     For purposes of determining as of any Valuation Date whether the Fund has S&P Eligible Assets with an aggregate Discounted Value at least equal to the APS Basic Maintenance Amount, the Fund will include as a liability in the calculation of the APS Basic Maintenance Amount an amount calculated semi-annually equal to 150% of the estimated cost of obtaining Permanent Insurance with respect to S&P Eligible Assets that (i) are covered by Portfolio Insurance policies which provide the Fund with the option to obtain such Permanent Insurance and (ii) are discounted by an S&P Discount Factor determined by reference to the insurance claims-paying ability of the issuer of such Portfolio Insurance policy.

     For so long as shares of any series of APS are Outstanding and S&P is rating such APS, the Fund will not, unless the Fund has received written confirmation from S&P that any such action would not impair the rating then assigned by S&P to the APS, engage in any one or more of the following transactions: engage in reverse repurchase agreement transactions; borrow money, except that the Fund may, without obtaining the written confirmation described above, borrow money for the purposes of clearing securities transactions if the APS Basic Maintenance Amount would continue to be satisfied after giving effect to such borrowing; issue any class or series of shares ranking prior to or on a parity with the APS with respect to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of the Fund, or reissue any APS previously purchased or redeemed by the Fund; lend portfolio securities; merge or consolidate with any corporation; engage in repurchase agreement transactions in which the term of such repurchase obligation is longer than 90 days, in which the underlying security is a security other than United States Treasury securities (not inclusive of zero-coupon securities), demand deposits, certificates of deposit, or bankers acceptances in which the counter-party or its affiliates have securities rated A-1+ by S&P with respect to such underlying security; or engage in short sale transactions. In addition, as long as shares of APS are so rated or unless such confirmation has been received, the Fund will not enter into interest rate caps, collars or floors, purchase or sell futures contracts or options thereon or write uncovered put or uncovered call options on portfolio securities except that (i) the Fund may engage in any S&P Hedging Transactions based on the Municipal Index, provided that the Fund shall not engage in any S&P Hedging Transaction based on the Municipal Index (other than Closing Transactions) which would cause the Fund at the time of such transaction to own or have sold the least of (1) more than 1,000 outstanding futures contracts based on the Municipal Index, (2) outstanding futures contracts based on the Municipal Index and on the Treasury Bonds exceeding in number 25% of the quotient of the fair market value of the Fund's total assets divided by 100,000 or (3) outstanding futures contracts based on the Municipal Index exceeding in number 10% of the average number of daily traded futures contracts based on the Municipal Index, in the month prior to the time of effecting such transaction as reported by The Wall Street Journal and
(ii) the Fund may engage in S&P Hedging Transactions based on Treasury Bonds, provided that the Fund shall not engage in any S&P Hedging Transaction based on Treasury Bonds (other than Closing Transactions) which would cause the Fund at the time of such transaction to own or have sold the lesser of (1) outstanding futures contracts based on Treasury Bonds and on the Municipal Index exceeding in number 25% of the quotient of the fair market value of the Fund's total assets divided by 100,000 or (2) outstanding futures contracts based on Treasury Bonds exceeding in number 10% of the average number of daily traded futures contracts based on the Treasury Bonds, in the month prior to the time of effecting such transaction as reported by The Wall Street Journal.

     For so long as shares of any series of APS are rated by S&P, the Fund will engage in Closing Transactions to close out any outstanding futures contract which the Fund owns or has sold or any outstanding option thereon owned by the Fund in the event (i) the Fund does not have S&P Eligible Assets with an aggregate Discounted Value equal to or greater than the APS Basic Maintenance Amount on two consecutive Valuation Dates and (ii) the Fund is required to pay Variation Margin on the second such Valuation Date. For so long as shares of any series of APS are rated by S&P, the Fund will engage in a Closing Transaction to close out any outstanding futures contract or option thereon in the month prior to the delivery month under the terms of such futures contract or option thereon unless the Fund holds securities deliverable under such terms. For purposes of determining S&P Eligible Assets to determine compliance with the APS Basic Maintenance Amount, no amounts on deposit with the Fund's custodian or broker representing Initial Margin or Variation Margin shall constitute S&P Eligible Assets. For so long as shares of any series of APS are rated by S&P, when the Fund writes a futures contract or option thereon, it will maintain an amount of cash, cash equivalents or short-term, money market securities in a segregated account with the Fund's custodian, so that the amount so segregated plus the amount of Initial Margin and Variation Margin held in the account of the Fund's broker equals the fair market value of the futures contract, except that in the event the Fund writes a futures contract or option thereon which requires delivery of an underlying security, the Fund shall hold such underlying security.

     Moody's 'aaa' Rating Guidelines. For purposes of calculating the Discounted Value of the Fund's portfolio under current Moody's guidelines, the fair market value of Municipal Obligations eligible for consideration under such guidelines ('Moody's Eligible Assets') must be discounted by certain discount factors set forth in the table below ('Moody's Discount Factors'). The Discounted Value of a Municipal Obligation under Moody's guidelines is the fair market value thereof divided by the Moody's Discount Factor. The Moody's Discount Factor used to discount a particular Municipal Obligation will be determined by reference to
(i)(A) in the event such Municipal Obligation is not covered by insurance or is covered by an Original Issue Insurance policy or a Portfolio Insurance policy which does not provide the Fund with the option to obtain Permanent Insurance with respect to such Municipal Obligation, or which is not escrow backed, the Moody's or S&P rating on such Municipal Obligation, (B) in the event such Municipal Obligation is covered by a Secondary Insurance policy, the Moody's insurance financial strength rating of the issuer of the policy or (C) in the event such Municipal Obligation is guaranteed or is covered by a Portfolio Insurance Policy which provides the Fund with the option to obtain Permanent Insurance with respect to such Municipal Obligation, at the Fund's option the Moody's or S&P rating on such Municipal Obligation or the Moody's insurance financial strength rating of the guarantor or issuer of the Portfolio Insurance policy, and (ii) the 'Moody's Exposure Period' currently, the 47-day period commencing on a given Valuation Date). Moody's Discount Factors for a range of exposure periods are set forth below:

                                                                   MOODY'S DISCOUNT FACTORS RATING CATEGORY
                                                    -----------------------------------------------------------------------
                                                                                                       VMIG-1        SP-1+
MOODY'S EXPOSURE PERIOD                             Aaa(1)    Aa(1)    A(1)    Baa(1)    OTHER(2)    (1) (3) (4)    (3) (4)
-------------------------------------------------   ------    -----    ----    ------    --------    -----------    -------

7 weeks or less..................................     151%     159%    168%      202%       229%         136%         148%
8 weeks or less but greater than 7 weeks.........     154      164     173       205        235          137          149
9 weeks or less but greater than 8 weeks.........     158      169     179       209        242          138          150

                                                        (footnotes on next page)

(footnotes from previous page)

(1) Moody's rating.

(2) Municipal Obligations not rated by Moody's but rated BBB - , BBB or BBB+ by S&P.

(3) Municipal Obligations rated MIG-1, VMIG-1 or Prime-1 or, if not rated by Moody's, rated SP-1+ by S&P which do not mature or have a demand feature at par exercisable within the Moody's Exposure Period and which do not have a long-term rating.

(4) For the purposes of the definition of Moody's Eligible Assets, these securities will have an assumed rating of 'A' by Moody's.

                            ------------------------

     The Fund will not obtain any Portfolio Insurance policies without prior written confirmation from Moody's that the use of such policies will not adversely affect the Moody's rating of the APS.

     Since the Moody's Exposure Period currently applicable to the Fund is 47 days, the Moody's Discount Factors currently applicable to Moody's Eligible Assets will be determined by reference to the factors set forth opposite the line entitled '7 weeks or less.' However, if the Moody's Discount Factor used to discount a particular Municipal Obligation is determined by reference to the insurance financial strength rating of the insurer of such Municipal Obligation, such Moody's Discount Factor will be increased by an amount equal to 50% of the difference between (i) the percentage set forth in the above table under the applicable rating category, and (ii) the percentage set forth in the above table under the rating category that is one rating category below the applicable rating category.

     Notwithstanding the foregoing, (i) no Moody's Discount Factor will be applied to short-term Municipal Obligations so long as such Municipal Obligations are rated at least MIG-1, VMIG-1 or Prime-1 by Moody's and mature or have a demand feature at par exercisable within the Moody's Exposure Period, and the Moody's Discount Factor for such Municipal Obligations will be 125% as long as such Municipal Obligations are rated A1 - /AA or SP-1+/AA by S&P and mature or have a demand feature at par exercisable within the Moody's Exposure Period and (ii) no Moody's Discount Factor will be applied to cash or to the Receivables for Municipal Obligations Sold. 'Receivables for Municipal Obligations Sold,' for purposes of calculating Moody's Eligible Assets as of any Valuation Date, means no more that the aggregate of the following: (i) the book value of receivables for Municipal Obligations sold as of or prior to such Valuation Date if such receivables are due within five business days of such Valuation Date, and if the trades which generated such receivables are (x) settled through clearinghouse firms with respect to which the Fund has received prior written authorization from Moody's or (y) with counterparties having a Moody's long-term debt rating of at least Baa3; and (ii) the Moody's Discounted Value of Municipal Obligations sold as of or prior to such Valuation Date which generated receivables, if such receivables are due within the Moody's Exposure Period but do not comply with either of conditions (x) or (y).

     The   Moody's  guidelines  impose  certain   minimum  issue  size,  issuer,
geographical diversification and other requirements for purposes of determining Moody's Eligible Assets, as set forth in the table below:

                                                MINIMUM ISSUE     MAXIMUM      MAXIMUM STATE OR
                                                    SIZE         UNDERLYING       TERRITORY
RATING                                           (MILLIONS)      OBLIGOR**     CONCENTRATION**
---------------------------------------------   -------------    ----------    ----------------

Aaa..........................................        $10             100%             100%
Aa...........................................         10              20               60
A............................................         10              10               40
Baa..........................................         10               6               20
Other*.......................................         10               4               12

------------

 * Municipal Obligations not rated by Moody's but rated at least BBB - by S&P.

** The referenced percentages represent maximum cumulative totals for the related rating category and each lower rating category.

     Current Moody's guidelines also require that Municipal Obligations constituting Moody's Eligible Assets pay interest in cash, be publicly rated Baa or higher by Moody's or, if not rated by Moody's but rated by S&P, that they be rated at least BBB by S&P, and that they not have suspended ratings. For purposes of determining the Moody's Discount Factors applicable to such S&P-rated Municipal Obligations, any such Municipal Obligations (excluding short-term Municipal Obligations) will be deemed to have a Moody's rating which is one full rating category lower than its S&P rating. For purposes of calculation of Minimum Issue Size, Maximum Underlying Obligor and Maximum State or Territory Concentration, Moody's Eligible Assets shall be calculated without including cash and Municipal Obligations rated MIG-1, VMIG-1 or Prime-1 or, if not rated by Moody's, rated SP-1+ by S&P, which either mature or have a demand feature at par exercisable within the Moody's Exposure Period. Where the Fund sells an asset and agrees to repurchase such asset in the future, the Discounted Value of such asset will constitute a Moody's Eligible Asset and the amount the Fund is required to pay upon repurchase of such asset will count as a liability for the purposes of the APS Basic Maintenance Amount. Where the Fund purchases an asset and agrees to sell it to a third party in the future, cash receivable by the Fund thereby will constitute a Moody's Eligible Asset if the long-term debt of such other party is rated at least A2 by Moody's and such agreement has a term of 30 days or less; otherwise the Discounted Value of such asset will constitute a Moody's Eligible Asset.

     For purposes of determining as of any Valuation Date whether the Fund has Moody's Eligible Assets with an aggregate Discounted Value at least equal to the APS Basic Maintenance Amount, the Fund shall include as a liability in the calculation of the APS Basic Maintenance Amount an amount calculated semi-annually equal to 150% of the estimated cost of obtaining Permanent Insurance with respect to Moody's Eligible Assets that (i) are covered by Portfolio Insurance policies which provide the Fund with the option to obtain such Permanent Insurance and (ii) are discounted by a Moody's Discount Factor determined by reference to the insurance claims-paying ability rating of the issuer of such Portfolio Insurance policy.

     Notwithstanding the foregoing, an asset will not be considered a Moody's Eligible Asset to the extent that it has been irrevocably deposited for the payment of (A)(i) through (A)(vii) under the definition of APS Basic Maintenance Amount or it is subject to any material lien, mortgage, pledge, security interest or security agreement of any kind (collectively, 'Liens'), except for
(a) Liens which are being contested in good faith by appropriate proceedings and which Moody's has indicated to the Fund will not affect the status of such asset as a Moody's Eligible Asset, (b) Liens for taxes that are not then due and payable or that can be paid thereafter without penalty, (c) Liens to secure payment for services rendered or cash advanced to the Fund by Mitchell Hutchins, State Street Bank and Trust Company or the Auction Agent and (d) Liens by virtue of any repurchase agreement.

     For so long as the shares of any series of APS are Outstanding and the APS are rated by Moody's, the Fund will not, unless it has received written confirmation from Moody's that any such action would not impair the ratings then assigned by Moody's to the APS, engage in any one or more of the following transactions: (1) incur any indebtedness, except that the Fund may, without obtaining the prior written approval described above, incur indebtedness for the purpose of clearing securities transactions if the Discounted Value of Moody's Eligible Assets would equal or exceed the APS Basic Maintenance Amount after giving effect to such indebtedness; (2) issue any class or series of shares ranking prior to or on a parity with the APS with respect to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of the Fund, or reissue any APS previously purchased or redeemed by the Fund;
(3) engage in short sale transactions; or (4) except as necessary to effect Closing Transactions, engage in transactions in options on securities, futures contracts or options on futures contracts, except that in connection with
Moody's Hedging Transactions: (A) the Fund may buy call or put options on securities; (B) the Fund may write covered call options on securities; (C) the Fund may write put options on securities; (D) the Fund may enter into positions in futures contracts based on the Municipal Index provided that the Fund shall not engage in any such transaction which would cause the Fund at the time of such transaction to own or have sold (1) outstanding futures contracts based on the Municipal Index exceeding in number 10% of the rolling average number of daily traded futures contracts based on the Municipal Index in the 30 calendar days prior to the time of effecting such transaction as reported by The Wall Street Journal or (2) outstanding futures contracts based on the

Muncipal Index and options on such futures contracts having an aggregate fair market value (taking into account the fair market value of futures contracts based on Treasury Bonds) exceeding the fair market value of Moody's Eligible Assets owned by the Fund; (E) the Fund may enter into futures contracts on Treasury Bonds provided that the Fund shall not engage in any such transaction which would cause the Fund at the time of such transaction to own or have sold
(1) outstanding futures contracts based on Treasury Bonds and options on such futures contracts having an aggregate fair market value (taking into account the fair market value of futures contracts based on the Municipal Index) exceeding 40% of the aggregate fair market value of Moody's Eligible Assets owned by the Fund and rated Aa by Moody's (or, if not rated by Moody's but rated by S&P, rated AAA by S&P) or (2) outstanding futures contracts based on Treasury Bonds and options on such futures contracts having an aggregate fair market value (taking into account the fair market value of futures contracts based on the Municipal Index) exceeding 80% of the aggregate fair market value of Moody's Eligible Assets owned by the Fund and rated Baa or A by Moody's (or, if not rated by Moody's but rated by S&P, rated A or AA by S&P); for purposes of the foregoing clauses (D) and (E), the Fund shall be deemed to own the number of futures contracts that underlie any outstanding option written by the Fund; and
(F) the Fund may buy call or put options on futures contracts on the Municipal Index or Treasury Bonds, may write put options on such futures contracts (provided, that if the contract would require delivery of a security, that security must be held by the Fund) and may write call options on such futures if it owns the futures contract subject to the option.

     For so long as shares of any series of APS are rated by Moody's, the Fund will engage in Closing Transactions to close out any outstanding futures contract based on the Municipal Index if the open interest with respect to such futures contracts based on the Municipal Index as reported by The Wall Street Journal is less than 5,000. For so long as shares of APS are rated by Moody's, the Fund will engage in a Closing Transaction to close out any outstanding futures contract by no later than the fifth Business Day of the month in which such contract expires and will engage in a Closing Transaction to close out any outstanding option on a futures contract by no later than the first Business Day of the month in which such option expires. For so long as shares of APS are rated by Moody's, the Fund will engage in transactions with respect to futures contracts or options thereon having only the next settlement date or the settlement date immediately thereafter.

     For purposes of valuation of Moody's Eligible Assets (i) if the Fund writes a call option, the underlying asset will be valued as follows: (A) if the option is exchanged-traded and may be offset readily or if the option expires before the earliest possible redemption of the APS, at the lower of the Discounted Value of the underlying security of the option and the exercise price of the option or (B) otherwise, it has no value; (ii) if the Fund writes a put option, the underlying asset will be valued as follows: the lesser of (A) exercise price and (B) the Discounted Value of the underlying security; (iii) if the Fund is a seller under a futures contract, the underlying security will be valued at the lower of (A) settlement price and (B) Discounted Value of the underlying security; provided that, if a contract matures within the Moody's Exposure Period, the security may be valued at the settlement price; (iv) if the Fund is the buyer under a futures contract, the underlying security will be valued at the lower of (A) the settlement price and (B) the Discounted Value of the underlying security; provided that, if the contract matures within the Moody's Exposure Period, the security may be valued at Discounted Value of the underlying security; and (v) call or put option contracts which the Fund buys have no value. For so long as shares of any series of APS are rated by Moody's:
(1) the Fund will not engage in options and futures transactions for leveraging or speculative purposes; (2) the Fund will not write any anticipatory call options or sell any anticipatory contracts pursuant to which the Fund hedges the anticipated purchase of an asset prior to completion of such purchase; (3) the Fund will not enter into an option or futures transaction unless, after giving effect thereto, the Fund would continue to have Moody's Eligible Assets with an aggregate Discounted Value equal to or greater than the APS Basic Maintenance Amount; (4) for purposes of the APS Basic Maintenance Amount (i) assets in margin accounts are not Moody's Eligible Assets, (ii) 10% of the settlement price of assets sold under a futures contract, the settlement price of assets purchased under a futures contract and the settlement price of an underlying futures contract if the Fund writes put options on futures contracts will constitute liabilities of the Fund and (iii) if the Fund writes call options on futures contracts and does not own the underlying futures contract, 105% of the fair market value of the underlying futures contract will constitute a liability of the Fund; (5) the Fund shall enter into only exchange-traded futures and shall write only exchange-traded options on exchanges approved by Moody's; (6) where delivery may be made to the Fund with any of a class of securities, the Fund shall assume for purposes of the APS Basic Maintenance Amount that it takes delivery of that security which yields it the least value; (7) the Fund will not engage in forward contracts; (8) the Fund will enter into futures contracts as seller only if it owns the underlying security; and (9) there shall be a quarterly audit made of the Fund's futures and options transactions by the Fund's independent accountants to confirm that the Fund is in compliance with these standards.

                      [This page intentionally left blank]

                      [This page intentionally left blank]

_____________________________                      _____________________________

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THE PROSPECTUS OR IN THIS STATEMENT OF ADDITIONAL INFORMATION IN CONNECTION WITH THE OFFERING MADE BY THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR PAINEWEBBER. THE PROSPECTUS AND THIS STATEMENT OF ADDITIONAL INFORMATION DO NOT CONSTITUTE AN OFFERING BY THE FUND OR BY PAINEWEBBER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                                                               PAGE
                                                                                                                               ----

Investment Policies and Restrictions........................................................................................      1

Hedging and Related Income Strategies.......................................................................................      9

Directors and Officers......................................................................................................     15

Control Persons and Principal Holders of Securities.........................................................................     21

Investment Advisory Arrangements............................................................................................     21

Portfolio Transactions......................................................................................................     22

Valuation of Common Stock...................................................................................................     24

Taxes.......................................................................................................................     25

Additional Information......................................................................................................     27

Financial Information.......................................................................................................     27

Appendix A..................................................................................................................    A-1

Appendix B..................................................................................................................    B-1


                               INSURED MUNICIPAL
                                INCOME FUND INC.
                                  COMMON STOCK

                            ------------------------
                            STATEMENT OF ADDITIONAL
                                  INFORMATION
                            ------------------------

                            PaineWebber Incorporated

                            ------------------------


                                 August 1, 1997



'c' 1997 PaineWebber Incorporated

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     1. Financial Statements:

        Included in Part A of the Registration Statement:

        a. Financial Highlights for each of the three fiscal years ended March 31, 1997 and for the period June 8, 1993 (commencement of operations) to March 31, 1994

        Included in Part B of the Registration Statement through incorporation by reference from the Annual Report to the Stockholders, previously filed with the Securities and Exchange Commission through EDGAR on May 27, 1997 (File No. 33-58532) (Accession No. 0000897802-97-000001):

        a. Portfolio of Investments as of March 31, 1997

        b. Statement of Assets and Liabilities as of March 31, 1997

        c. Statement of Operations for the fiscal year ended March 31, 1997

        d. Statement of Cash Flows for the fiscal year ended March 31, 1997

        e. Statement of Changes in Net Assets for each of the two years in the period ended March 31, 1997

        f. Notes to Financial Statements

        g. Financial Highlights

        h. Report of Ernst & Young LLP, Independent Auditors, dated May 27, 1997

     2. Exhibits:

        a. (i)   Articles of  Incorporation (1)

           (ii)  Articles Supplementary dated August 5, 1993 (1)

           (iii) Articles Supplementary dated November 28, 1994 (1)

           (iv)  Articles of Amendment dated April 12, 1996 (2)

        b. Bylaws (3)

        c. None

        d. Inapplicable


--------
(1) Incorporated by reference to exhibit a. to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532).

(2) Incorporated by reference to exhibit a. to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed May 31, 1996 (File No. 33-58532).

(3) Incorporated by reference to exhibit 2 to the Registration Statement on Form N-2 filed February 19, 1993 (File No. 33-58532).

        e. Dividend Reinvestment Plan (4)

        f. None

        g. Investment Advisory and Administration Contract (5)

        h. None (6)

        i. None

        j. (i)   Custodian Agreement (7)

           (ii) Letter Agreement between the Fund and the Depository Trust Company dated 8/12/93 (8)

           (iii) Letter Agreement between the Fund and the Depository Trust Company dated 11/28/94 (8)

        k. (i)   Transfer Agency Agreement (9)

           (ii) Broker-Dealer Agreement between Bankers Trust Company and Goldman, Sachs & Co. dated 8/12/93 (10)

           (iii) Broker-Dealer Agreement between Bankers Trust Company and PaineWebber Incorporated dated 8/12/93 (10)

           (iv) Auction Agency Agreement between the Fund and Bankers Trust Company dated 8/12/93 (10)

           (v) Broker-Dealer Agreement between Bankers Trust Company and Goldman, Sachs & Co. dated 11/28/94 (10)

           (vi) Broker-Dealer Agreement between Bankers Trust Company and PaineWebber Incorporated dated 11/28/94 (10)
           (vii) Auction Agency Agreement between the Fund and Bankers Trust Company dated 11/28/94 (10)

--------
 (4) Incorporated by reference to exhibit 5 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1993 (File No. 33-58532).

 (5) Incorporated by reference to exhibit g. to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed July 25, 1994 (File No. 33-58532).

 (6) The shares offered by the prospectus will be offered in order to effect over-the-counter secondary market transactions by PaineWebber in its capacity as a dealer and secondary market maker and not pursuant to any agreement with the Fund. Shares of the common stock were originally issued pursuant to an Underwriting Agreement incorporated by reference to exhibit h.(i) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed July 25, 1994 (File No. 33-58532), and a related document, incorporated by reference to exhibit 8(b) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1993 (File No. 33-58532).

 (7) Incorporated by reference to exhibit j. to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed July 25, 1994 (File No. 33-58532).

 (8) Incorporated by reference to exhibit j. to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532).

 (9) Incorporated by reference to exhibit k. to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed July 25, 1994 (File No. 33-58532).

(10) Incorporated by reference to exhibit k. to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532).

        l. Opinion and Consent of Counsel (11)

        m. None

        n. Consent of Independent Auditors (filed herewith)

        o. None

        p. Letter of Investment Intent (12)

        q. None

        r. Financial Data Schedule (filed herewith)



ITEM 25.  MARKETING ARRANGEMENTS

     Inapplicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Not applicable to current Post-Effective Amendment; for expenses incurred in connection with this Registration Statement, see Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, SEC File No. 33-58532, filed May 27, 1993.

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     None.


ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

                                                               Number of Record
                                                              Stockholders as of
TITLE OF CLASS                                                     5/23/97
--------------                                                     --------
Shares of Common Stock, par value
$0.001 per share........................................              864
Auction Preferred Shares, Series A......................               5
Auction Preferred Shares, Series B......................               4
Auction Preferred Shares, Series C......................               3
Auction Preferred Shares, Series D......................               5



ITEM 29.  INDEMNIFICATION

     Incorporated by reference to Item 29 of Part C to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1993 (File No. 33-58532).

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

     See "Management of the Fund" in the Prospectus.

     Mitchell Hutchins, a Delaware corporation, is a registered investment adviser and is wholly owned by PaineWebber, which in turn is wholly owned by Paine Webber Group Inc. Mitchell Hutchins is primarily engaged in the investment advisory

--------

(11) Incorporated by reference to exhibit 12 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1993 (File No. 33-58532).

(12) Incorporated by reference to exhibit 16 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1933 (File No. 33-58532).

business. Information as to executive officers and directors of Mitchell Hutchins is included in its Form ADV as filed with the SEC (Registration number 801-13219) and incorporated by reference.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

     The accounts and records of the Fund are maintained at the offices of Mitchell Hutchins at 1285 Avenue of the Americas, New York, New York 10019 and at the office of the Fund's custodian State Street Bank and Trust Company, at One Heritage Drive, North Quincy, Massachusetts 02171 and at the office of the Trust's transfer agent, PNC Bank, National Association, c/o PFPC Inc., 103 Bellevue Parkway, Wilmington, Delaware 19809.

ITEM 32.  MANAGEMENT SERVICES

     None.

ITEM 33.  UNDERTAKINGS

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (5) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 30th day of May, 1997.

                             INSURED MUNICIPAL INCOME FUND INC.

                             By:  /s/ Gregory K. Todd
                                ------------------------------------------
                                    Gregory K. Todd
                                    Vice President and Assistant Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated:


Signature                                   Title                                 Date
---------                                   -----                                 ----

/s/ Margo N. Alexander                      President and Director                May 30, 1997
--------------------------                  (Chief Executive Officer)
Margo N. Alexander *

/s/ E. Garrett Bewkes, Jr.                  Director and Chairman                 May 30, 1997
--------------------------                  of the Board of Directors
E. Garrett Bewkes, Jr. *

/s/ Richard Q. Armstrong                    Director                              May 30, 1997
--------------------------
Richard Q. Armstrong *

/s/ Richard Burt                            Director                              May 30, 1997
--------------------------
Richard Burt *

/s/ Mary C. Farrell                         Director                              May 30, 1997
--------------------------
Mary C. Farrell *

/s/ Meyer Feldberg                          Director                              May 30, 1997
--------------------------
Meyer Feldberg *

/s/ George W. Gowen                         Director                              May 30, 1997
--------------------------
George W. Gowen *

/s/ Frederic V. Malek                       Director                              May 30, 1997
--------------------------
Frederic V. Malek *

/s/ Carl W. Schafer                         Director                              May 30, 1997
--------------------------
Carl W. Schafer *

/s/ Paul H. Schubert                        Vice President and Treasurer (Chief   May 30, 1997
--------------------------                  Financial and Accounting Officer)
Paul H. Schubert


* Signature affixed by Robert A. Wittie pursuant to power of attorney dated May 21, 1996 and incorporated by reference from Post-Effective Amendment No. 25 to the Registration Statement of PaineWebber RMA Tax-Free Fund, SEC File No. 2-78310, filed June 27, 1996.


                              STATEMENT OF DIFFERENCES
                              ------------------------
             The dagger symbol shall be expressed as ............... `D'
             The copyright symbol shall be expressed as ............ 'c'

                       INSURED MUNICIPAL INCOME FUND INC.

                                  EXHIBIT INDEX

  EXHIBIT                          DOCUMENT DESCRIPTION
  -------                          --------------------


    a.  (i)   Articles of Incorporation [filed previously as exhibit a.(i) to
              Post-Effective Amendment No. 2 to the Registration Statement on
              Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (ii) Articles Supplementary dated August 5, 1993 [filed previously as exhibit a.(ii) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (iii) Articles Supplementary dated November 28, 1994 [filed previously as exhibit a.(iii) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (iv) Articles of Amendment dated April 12, 1996 [filed previously as exhibit a.(iv) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed May 31, 1996 (File No. 33-58532)]

    b. Bylaws [previously filed as exhibit 2 to the Registration Statement on Form N-2 filed February 19, 1993 (File No. 33-58532)]

    c.  None

    d.  Inapplicable

    e. Dividend Reinvestment Plan [previously filed as exhibit 5 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1993 (File No. 33-58532)]

    f.  None

    g. Investment Advisory and Administration Contract [previously filed as exhibit g. to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed July 25, 1994 (File No. 33-58532)]

    h.  None

    i.  None

    j.  (i)   Custodian Agreement [previously filed as exhibit j. to
              Post-Effective Amendment No. 1 to the Registration Statement on
              Form N-2 filed July 25, 1994 (File No. 33-58532)]

        (ii) Letter Agreement between the Fund and The Depository Trust Company dated 8/12/93 [filed previously as exhibit j.(ii) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (iii) Letter Agreement between the Fund and The Depository Trust Company dated 11/28/94 [filed previously as exhibit j.(iii) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

    k.  (i)   Transfer Agency Agreement [previously filed as exhibit k.(i) to
              Post-Effective Amendment No. 1 to the Registration Statement on
              Form N-2 filed July 25, 1994 (File No. 33-58532)]

        (ii) Broker-Dealer Agreement between Bankers Trust Company and Goldman, Sachs & Co. dated 8/12/93 [filed previously as exhibit k.(ii) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]




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        (iii) Broker-Dealer Agreement between Bankers Trust Company  and
              PaineWebber Incorporated dated 8/12/93 [filed previously as exhibit k.(iii) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (iv) Auction Agency Agreement between the Fund and Bankers Trust Company dated 8/12/93 [filed previously as exhibit k.(iv) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (v) Broker-Dealer Agreement between Bankers Trust Company and Goldman, Sachs & Co. dated 11/28/94 [filed previously as exhibit k.(v) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (vi) Broker-Dealer Agreement between Bankers Trust Company and PaineWebber Incorporated dated 11/28/94 [filed previously as exhibit k.(vi) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

        (vii) Auction Agency Agreement between the Fund and Bankers Trust Company dated 11/28/94 [filed previously as exhibit k.(vii) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed June 15, 1995 (File No. 33-58532)]

    l. Opinion and consent of counsel [previously filed as exhibit 12 to the Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1993 (File No. 33-58532)]

    m.  None

    n.  Consent of Independent Auditors (filed herewith)

    o.  None

    p. Letter of Investment Intent [previously filed as exhibit 16 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed May 27, 1993 (File No. 33-58532)]

    q.  None

    r.  Financial Data Schedule (filed herewith)




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